2021 ***INTEGRATED*** Report

brf

contents

1.

WELCOME



IN THIS CHAPTER:

- Report and materiality
- A message from our leadership
- Covid-19 and social actions
- Our journey in 2021

Welcome

GRI 102-29, 102-50, 102-53, 102-46, 102-56

Once again, we are proud to present BRF's *Integrated Report*, in line with best reporting practices and with our commitment to the transparency and completeness of the information that we publish to the market.

Over the next few pages, we will be expanding on the topics that are of most importance to our business and to our stakeholders, including food quality and safety; animal welfare, the development of our human capital; actions taken to combat climate change and responsibility in the value chain. We will also be looking at the advances made in relation to the targets found in the BRF Sustainability Plan and how we create value for our stakeholders.

We will be presenting the challenges faced in yet another year marked by the Covid-19 pandemic, but also the advances we have made in innovation in our products and business sectors. The report also presents our strategy for the allocation of capital over the coming years, our economic-financial performance and the initiatives designed for our publics - customers, suppliers, integrated producers, employees and society.

In relation to the period January 1 to December 31, 2021, this report has been developed in accordance with the directives of the Core option of the Global Reporting Initiative (GRI) Standards, as well as for the Value Reporting Foundation (VRF) integrated report. Furthermore, the Sustainable Development Goals (SDGs) are taken into consideration and, for the first time, we are reporting standards established by the Sustainability Accounting Standards Board (SASB).

Through this report, we are also holding ourselves accountable in relation to the principles of the United Nations Global Compact, of which we have been signatories since 2007, and we here outline the progress we have made in this area.

The information refers to the majority of our operations, including Brazil and markets such as the United Arab Emirates and Turkey. The exceptions are highlighted in footnotes and refer to operations that have been recently discontinued or that are in the process of integration. The veracity of the data has been ensured by an independent external audit, performed by KPMG, and approved by the Executive Board by Administrative Council.

The economic-financial indicators correspond to our financial statements and adhere to Brazilian standards and the International Financial Reporting Standards (IFRS), in accordance with the standards of the Brazilian Securities Commission (CVM) and the Security Exchange Commission (SEC). The senior management of BRF assumes full responsibility for this report and recognizes the efforts made in terms of the application of integrated thinking in the conception and structuring of the document.
GRI 102-45

CAPITALS MARKET BEST PRACTICES

In addition to the directives for the drafting of the report, we also meet the demands for transparency set down by different sectors of the capitals market, such as the Corporate Sustainability Index (ISE) of the Brazilian Stock Exchange (B3), the criteria of the Brazilian Association of Publicly-Held Companies (ABRASCA), and the requirements of the Dow Jones Sustainability Index (DJSI) published by the New York Stock Exchange.

DOUBTS AND SUGGESTIONS GRI 102-53

Any doubts or suggestions related to the content of this report may be clarified by contacting us at:

Phone: (+ 55 11) 2322-5052/ 5061-5048

E-mail: acoes@brf.com

Materiality

GRI 102-21, 102-29, 102-40, 102-42, 102-43, 102-44, 102-46, 102-47, 102-49, 103-1

In order to be able to present relevant content that is in line with the demands of our stakeholders, we reviewed our materiality matrix in 2021 to be able to identify and provide transparency on the matters that have the greatest impact and influence on our business and for our stakeholders.

In line with the principles of materiality of the GRI Standards and the VRF's Framework of Integrated Reporting, the process included the following stages:

CONSULTATION WITH STAKEHOLDERS

During the prioritization phase, we collected a total of 2,748 feedback messages from our various publics through an online survey. Furthermore, to understand the business vision, eleven interviews with members of senior management were conducted, including with the CEO, vice-presidents and directors of the company.

MATERIALITY PROCESS

IDENTIFICATION AND ANALYSIS: mapping of the stakeholders and analysis of internal documents, and sectoral and *benchmarking* studies for the creation of an initial list of issues that are of importance to the Company;

PRIORITIZATION OF ISSUES: 11 interviews with BRF's senior management and on-line consultations with *stakeholders* — academics, customers, employees, sector entities, suppliers, government, press, financial institutions, investors, partners, unions and the third sector - to be able to prioritize the issues listed;

ANALYSIS AND CONSOLIDATION: investigation and consolidation of the results obtained during the research performed with the internal and external publics and creation of the materiality matrix with 10 topics considered priority for the business and for the *stakeholders*.

MATERIAL TOPICS AND LIMIT OF THE IMPACTS GRI 102-44, 102-46, 102-47, 103-1

<table>
<tr><th></th><th></th><th colspan="2">Limit of the impacts</th><th></th><th></th><th></th></tr>
<tr><th>Topics</th><th>Scope of the theme</th><th>Within the company</th><th>Outside the company</th><th>GRI and SASB indicators</th><th>SDGs</th><th>The company's capitals</th></tr>
<tr><td>Changes to the climate, water and energy</td><td>Management of Greenhouse Gases (GHGs)Emissions, energy use, prioritization of renewable sources and transition to a low carbon economy, as well as the management of water and effluents, recycling and reuse of water, study of hydro-vulnerability in the surrounding areas and responsible use of water, with a focus on a reduction of use in all our processes.</td><td>Applies</td><td>Employees; customers; communities; shareholders; investors and financial institutions; strategic partners; procurement; grain suppliers; integrated producers; and consumers.</td><td>103 | 201-2;
103 | 302-1; 302-2; 302-3; 302-4;
103 | 303-1; 303-2;
303-3; 303-4; 303-5; 103 | 305-1; 305-2; 305-3; 305-4; 305-5; 305-6; 305-7;
SASB FB-MP-110a.1; FB-MP-110a.2; FB-MP-130a.1; FB-MP-160a.2;
SASB FB-MP-140a.1; FB-MP-140a.2; FB-MP-140a.3</td><td></td><td></td></tr>
<tr><td>Social responsibility</td><td>Social actions of the BRF Institute (IBRF) and the Company throughout the value chain, including communities, partners, suppliers and internal actions. This also involves measures for the prevention of impact on the communities and actions in relation to social vulnerability and a scenario of food insecurity.</td><td>Applies</td><td>Communities; shareholders; investors and financial institutions; strategic partners; procurement; grain suppliers; integrated producers; and consumers.</td><td>103 | 203-1; 203-2; 103 | 204-1; 103 | 308-1; 308-2; 103 | 408-1; 103 | 409-1; 103 | 412-1; 412-2; 412-3; 103 | 413-1; 413-2; 103 | 414-1; 414-2; 103 | 419-1; FP1; FP2; SASB FB-MP-430a.1; FB-MP-430a.2;</td><td></td><td></td></tr>
</table>

Key: Manufactured Capital; Intellectual Capital; Human Capital; Social and Relationship Capital; Natural Capital

MATERIAL TOPICS AND LIMIT OF THE IMPACTS GRI 102-44, 102-46, 102-47, 103-1

Topics	Scope of the theme	Limit of the impacts: Within the company	Limit of the impacts: Outside the company	GRI and SASB indicators	SDGs	The company's capitals
Animal welfare	Promotion of appropriate feed, a suitable environment, good health conditions, possibility of expression of natural behavior, humanitarian management and training and raising of the awareness of all who have contact with the animals.	Applies	Customers; shareholders; investors and financial institutions; strategic partners; procurement; grain suppliers; integrated producers and consumers; government; printed and digital media; and employees	G4-FP10; G4-FP11; G4-FP12; G4-FP13; SASB FB-MP-160a.1; FB-MP-160a.3; FB-MP-260a.1; FB-MP-410a.1; FB-MP-410a.2; FB-MP-410a.3; FB-MP-440a.1; FB-MP-440a.2; FB-MP-440a.3	2, 8, 12	Social and Relationship Capital; Natural Capital
Human and organizational development	Valorization, training, qualification of employees, benefits, remuneration policy, as well as mechanisms for the attraction and retention of talents. This also involves actions based upon the principles of: inspiring leadership; cultivation of talents; a culture of excellence; and pride in being BRF.	Applies	Employees ; grain suppliers and integrated producers	103 | 201-3; 103 | 401-1; 401-2; 401-3; 103 | 403-1; 403-2; 403-3; 403-4; 403-5; 403-6; 403-7; 403-8; 403-9; 403-10; 103 | 404-1; 404-2; 404-3 103 | 405-1; 405-2; 103 | 412-1; 412-2; 412-3; SASB FB-MP-320a.1; FB-MP-320a.2	3, 5, 8	Human Capital

Key: Manufactured Capital; Intellectual Capital; Human Capital; Social and Relationship Capital; Natural Capital

MATERIAL TOPICS AND LIMIT OF THE IMPACTS GRI 102-44, 102-46, 102-47, 103-1

		Limit of the impacts				
Topics	Scope of the theme	Within the company	Outside the company	GRI and SASB indicators	SDGs	The company's capitals
Ethics and transparency	Culture of ethics, adoption of integrated best practices and behavior in the Company and in the relationship with all the publics. This involves the corporate policy for prevention of anti-trust practices, a system of integrity and anti-corruption actions.	Applies	Customers; shareholders; investors and financial institutions; strategic partners; procurement; grain suppliers; integrated producers and consumers; government; printed and digital media; and employees	103 | 201-3; 103 | 401-1; 401-2; 401-3; 103 | 403-1; 403-2; 403-3; 403-4; 403-5; 403-6; 403-7; 403-8; 403-9; 403-10; 103 | 404-1; 404-2; 404-3 103 | 405-1; 405-2; 103 | 412-1; 412-2; 412-3; SASB FB-MP-320a.1; FB-MP-320a.2 103 | 201-4; 103 | 205-1; 205-2; 205-3; 103 | 206-1; 103 | 207-1; 207-2; 103 | 307-1; 103 | 415-1; 103 | 419-1	16	Social and Relationship Capital
Innovation and technology	Promotion of an environment that is propitious to the innovation of processes and technology, and that is capable of responding and adapting to changes as well as to the new demands of the market.	Applies	Employees; customers; procurement; integrated producers; government	103 Management approach	8, 12	Manufactured Capital; Intellectual Capital
Food waste	Combating food waste throughout the value chain.	Applies	Customers; shareholders; investors and financial institutions; consumers; government and communities	103 | 306-2	2, 12	Manufactured Capital; Intellectual Capital; Social and Relationship Capital

Key: Manufactured Capital; Intellectual Capital; Human Capital; Social and Relationship Capital; Natural Capital

MATERIAL TOPICS AND LIMIT OF THE IMPACTS GRI 102-44, 102-46, 102-47, 103-1

Topics	Scope of the theme	Limit of the impacts: Within the company	Limit of the impacts: Outside the company	GRI and SASB indicators	SDGs	The company's capitals
Packaging and recyclability	Optimization of the packaging structures to reduce the consumption of materials and, at the same time, maintain the level of protection for the product. This involves the commitment to increasing the recyclability of the packaging, reduction of grammage and use of alternative raw materials that maintain the stability and safety of the products.	Applies	Consumers; society and customers	103 | 301-1; 301-3; 103 | 306-1; 306-2; 306-3; 306-4; 306-5; 103 | 417-1; 417-2; 417-3	8, 12	Intellectual Capital; Natural Capital
Food safety	Guaranteeing the food safety and actions with certified third parties in accordance with international regulations within the Food Safety Management System.	Applies	Customers; shareholders; investors and financial institutions; strategic partners; procurement; grain suppliers; integrated producers; consumers; government; and printed and digital media	103 | 416-1; 416-2; G4- FP5; SASB FB-MP-250a.1; FB-MP-250a.2; FB-MP-250a.3; FB-MP-250a.4; FB-MP-000.A; FB-MP-000.B	1, 2, 12	Manufactured Capital; Intellectual Capital; Social and Relationship Capital
Biodiversity	Preservation of species (flora and fauna), ecosystems, biomes and/or habitats; considering the activities of BRF throughout the value chain, from the origins of the grains, through to the risk monitoring and management processes.	Applies	Customers; shareholders; investors and financial institutions; strategic partners; procurement; grain suppliers; integrated producers and consumers; government; printed and digital media; and employees	103 | 304-1	2, 12, 13, 15	Natural Capital

Key: Manufactured Capital; Intellectual Capital; Human Capital; Social and Relationship Capital; Natural Capital

Message from our leadership

GRI 102-14, 102-15

Due to the pandemic, uncertainties in the macroeconomic sphere, changes in consumers' demands and the challenges on the international markets, we have once again proven the robustness of our strategy and the resilience of BRF. The year 2021 was the first during which we implemented our '2030 Vision' and, in the midst of many challenges, we remained focused on making strategic investments and taking advantage of opportunities such as austerity, agility and discipline.

Over the course of the year, we remained guided by the objective of offering quality food to thousands of people in Brazil and overseas and we did not hold back in our efforts to ensure the health and safety of all. We maintained the protocols of health and safety that have been adopted since 2020 and our Multi-Disciplinary Committee for Permanent Monitoring continued working to monitor the global situation and provide support for assertive decision-making. With the advances made during the year in the number of those immunized against Covid-19, we were able to ensure that 92% of our workforce was vaccinated with at least two doses.

Our actions went beyond caring solely for our staff, with this also extending to society as a whole. Since the beginning of the pandemic, in 2020, we have invested R$ 100 million in initiatives designed to provide support for communities to be able to tackle the impacts caused by Covid-19. In partnership with institutions such as Unicef and BNDES, these initiatives involved everything from donations of food to provide support in the combating of hunger to the provision of equipment to support the health care sector.

In relation to our commitment to our strategic plan and our 2030 Vision, we made important advances. We invested in new segments such as the pet food market. In this segment, we became one of the three biggest players in the Brazilian market, with a 10% market share[1], through the acquisition of the companies Mogiana Alimentos and Grupo Hercosul.



Lorival Nogueira Luz Jr.
Global CEO

We developed in the management of our brands and our applied strategy proved a great success. In the domestic market, all the brands showed growth in terms of consumer preference, especially in relation to the Sadia brand which, as well as being one of the most valued brands in the country, became Brazil's favorite food brand. Together with Perdigão, the two brands achieved 43.1% preference this year. Indeed, Qualy has consolidated itself as the absolute leader amongst margarines. In sales, the strength of the brands is reflected in an 11% increase in commemorative kits, end-of-year characteristics, and in the impressive growth of sales via BRF's own channels.

We made investments in the order of R$ 4.7 billion in acquisitions, and in the expansion and modernization of our production units, and registered an increase in our production capacity for high-aggregated value items of

We have seen important advances made in brand management, innovation, and ESG commitments.

*Source: According to estimates based upon data provided by the Brazilian Association of Pet Industry Products (ABINPET).

more than 30% over the year. In the international market, we invested in plants in Bandirma in Turkey, and in Dammam in Saudi Arabia. Also worthy of mention is the continuity of the shareholders' agreement with the QIA, Qatar's sovereign wealth fund, and in the holding company of Banvit in Turkey.

In Brazil, innovation has been responsible for 7% of our revenue and we continue to invest in products that are fully aligned with the demands of the consumer. In the value-added pork market, we launched new products focused on convenience and practicality and developed campaigns focused on the versatility of recipes, with the objective of demystifying and boosting consumption of this protein. We have also been promoting the meat substitute segment, with the expansion of the Sadia Veg&Tal line and a partnership with Aleph Farms, an Israeli *startup* focused on the production of cultured meat.

We have formalized our commitment to being Net Zero by 2040, thus contributing to the global efforts being made to tackle global warming, and we have taken firm steps in this direction. We announced investments in the sum of around R$ 130 million in clean energy, in the form of two important partnerships with AES Brasil and Pontoon, covering three important pillars of support for our business: sustainability, through the reduction of greenhouse gases; the economy, through competitive costs; and operations, through a guaranteed supply of energy to our units. BRF is thus able to guarantee that around 90% of its energy generation in Brazil comes from clean energy sources. We also launched the first carbon neutral, plant-based chicken in Brazil in the form of *Veg Frango 100% Vegetal*, part of the Sadia Veg&Tal line. The emissions of this product are neutralized from the grain to the consumer's table through forest conservation.

Within this sphere of decarbonization and the advances we have made in relation to our ESG (environmental, social and governance) commitments, another high point of the year was the publication of our Sustainable Grain Purchasing Policy. This initiative establishes directives for the traceability of 100% of the grains acquired from the Amazon and Cerrado regions and reinforces our commitment to preservation of the environment and to controlling deforestation.

We have also made advances in our targets concerning animal welfare, the reduction of waste and the efficient use of natural resources. In relation to the latter target, we ensured that 90% of the energy (fuels + electricity) consumed in our operations comes from renewable sources.

Our actions and the advances in our targets were recognized by the market. We were listed in the Corporate Sustainability Index (ISE) portfolio and in the Carbon Efficient Index (ICO2) on the B3, meaning that our sustainable management practices have been widely endorsed.

Our digital journey also led the way in 2021. With investments in the order of R$ 180 million, we implemented 56 digital projects and initiatives throughout our value chain, whilst we also trained more than 4,500 employees in 'Agile Culture'. In 2021, we inaugurated one of the most advanced units using the 'Industry 4.0' concept, which also includes attributes of sustainability. Operation of the entire Seropédica unit, in Rio de Janeiro, is performed online, and can be monitored by means of a mobile app. The plant also makes use of natural light and 10% of its energy consumption comes from the 600 solar panels it has installed.

We have also invested in the digital journeys connected to commodities, the agri-platform and logistics, as well as in our global operations, whilst we have also taken steps forward in our omnichannel strategy. More even than focusing on our operational excellence, brand management and the quality of our products, however, we are committed to meeting the needs of our customers and consumers whenever, wherever and however they wish. On this front, one highlight has been the expansion of our sales coverage in the form of BRF's entry onto the Ambev B2B sales platform, BEES, our partnership with Magazine Luiza, the launch of the B2B purchasing platform via WhatsApp, and the opening of nine new Mercato Sadia stores over the course of the year.

All of these advances and the discipline involved in the execution of our 2030 Vision have allowed us to achieve a Net Revenue of R$ 48.3 billion, a growth of 22.5% in relation to 2020, and an Adjusted Ebitda of R$ 5.6 billion, 7.2% greater than that of the previous year. In relation to indebtedness, we remain guided by financial discipline and our proforma leverage totaled 2.17x[2] during the period.

Also in 2021, we performed important actions for our future, amongst which one highlight was the performance of the (follow on) share offer, with R$ 5.4 billion being raised, thus contributing to the strengthening of our capital structure in 2022 and allowing us to continue with our plans for evolution. As a result of this raising of capital, our financial discipline and control of the leverage, our S&P risk classification relative to the credit note rose from "BB-" to "BB" and, on a domestic scale, from "brAA+" to "brAAA".

As for our activities focused on the coming years, in January 2022 we announced the signing of a memorandum of understanding (MoU) with the Public Investment Fund (PIF), the sovereign fund of Saudi Arabia. The aim is to create a joint venture that will operate across the entire chicken production chain in the country, thus expanding our operations in the Middle East.

Finally, due to this context as a whole, I would like to especially thank our team, made up of more than 100,000 people, for their dedication over the year, as well as our shareholders, suppliers, consumers, customers, clients and society as a whole for the confidence they have shown. In relation to the coming years, we remain guided by our 2030 Vision. We believe that we are on the right path and we wish to increasingly contribute to a better future for all, with quality foods and the generation of value for all our publics.

2. Proform leverage, including the raising of R$ 5.4 billion through the follow-on.

Covid-19 and social actions

In 2021, the Covid-19 pandemic continued to affect people's lives, in various sectors and in the macroeconomic global scenario. Due to this situation, we continued with our objective of feeding thousands of families in Brazil and overseas, without relinquishing our commitment to the health and safety of all, through the adoption of numerous measures designed to care for those involved in our operational areas.

We celebrated 92% of our workforce getting vaccinated with two doses by the end of 2021

For the health and safety of our employees, we have continued with the protocols implemented in 2020. The Multi-Disciplinary Committee for Permanent Monitoring, made up of the Company's senior executives and external specialists, remained active in order to analyze the global scenario and support the taking of effective decisions.

In the Company's operations, we have seen an adaptation of structures, from the transportation of employees to the units, organization of free spaces in the dining halls and installation of dividing panels to employees being stopped upon entry to have their temperatures taken. As a safety measure, those employees in groups at risk who were unable to work from home, remained at home without any deduction to their salary or benefits and, to keep production levels up, we strengthened the operations teams along with a series of measures.

Due to the availability of vaccines 98% of our functional staff had received one dose of the vaccine and 92% had received two complete doses by the end of 2021. Also worthy of note is the continuity of psychological support programs for employees and tele-medicine doctors' appointments, as well as the extension of our 24h hotline services (Dr. BRF) to more than 30,000 third parties and integrated producers.

SUPPORT FOR SOCIETY

Due to the worsening of the social indicators in Brazil, we have developed a number of initiatives designed to provide support for our society, involving various actions designed to fight hunger and make donations of equipment to hospitals. Since the beginning of the pandemic, in 2020, we have invested R$ 100 million in health care and social assistance initiatives designed to face the impacts caused by Covid-19. The actions took place in 13 states in Brazil and in the

READ MORE
about our activities during the pandemic that we structured by implementing control measures throughout the chain.


Instituto
brf

Federal District, providing support for more than 70 municipalities, in Chile, the Middle East, in regions such as the United Arab Emirates, Kuwait and Turkey, and in Asia, in Singapore.

In 2021 alone, more than 451,000 health care items, such as personal protective equipment and hospital materials, were donated to the Municipal and State Health Care Departments and Hospitals, principally those providing services within the national public health care system (SUS). The company also took part in the BNDES' '*Matchfunding Salvando Vidas*' program, making a donation to ensure that these materials reach health care institutions, with the financial sum being doubled by the bank, thus increasing the impact of the initiative to R$ 6 million.

BRF also donated more than 660 tons of food. As well as the donations coordinated by the BRF Institute (IBRF), that principally benefited social organizations and projects in the municipalities where the company's operations are located, we joined forces with institutions such as the Banco do Brasil Foundation, '*Ação da Cidadania*' and '*Amigos do Bem*' to extend the reach of the food donations, thus contributing to tackling hunger, a situation that has gotten worse in Brazil due to the pandemic.

Through the 'Our Part For the Whole Fund Call Notice', the BRF Institute selected 50 initiatives, in 17 municipalities, to receive R$ 1.8 million in investments on different fronts focused on confronting the social impacts of Covid-19 in the communities where BRF operates. Launched in December 2020, the Fund received more than 370 registrations connected to the themes of Generation of Work and Income, Health Care and Emergency Actions, Food Safety and Social Security.

The IBRF also signed a partnership with the Votorantim Institute for Implementation of the Support for Public Administration of Health Care Program (*AGP Saúde*). Designed for Brazilian municipalities with up to 350,000 inhabitants, the initiative aims to improve access to technical resources for the area of health care, as well as improve administration. With the IBRF, seven municipalities are being included - Vitória de Santo Antão (PE); Buriti Alegre (GO); Lajeado (RS); Marau (RS); Lucas do Rio Verde (MT); Paranaguá (PR) and Ponta Grossa (PR) — which, together, are home to a total of 800,000 inhabitants.

With a view to combating the various impacts of the pandemic on society, the BRF Institute has also entered into partnerships to support strategic social recovery projects. One highlight is the partnership established with Unicef, that will remain in place until the end of 2022, enabling social protection and safe access to water and health care for children and young people. Another example is the partnership entered into with the Ayrton Senna Institute, which will also run through until the end of 2022, aiming to mitigate the possibilities of children falling behind in their studies, with more than 400,000 students benefiting from the project.

READ MORE

Read more detailed information on these and other initiatives on our portal dedicated to our actions combating Covid-19.

ESG FORUM: POST-PANDEMIC SOCIAL CHALLENGES

With the continued commitment to including sustainability into its governance, twice a year, since 2020, the Company has been holding the ESG Forum, expanding the discussion on the ESG agenda to the market and to society. At the first event, held in 2021, we launched our commitment to being Net Zero by 2040. At the second, meanwhile, BRF executives and specialists discussed today's social challenges, which have been made worse by the pandemic, and reflected upon people's day-to-day lives and the importance of different agents for transformation. With the theme of "S, an agenda that is conjugated in the plural", the discussion further reinforced the need for actions in the fight against Covid-19.

Our journey in 2021

GRI 102-4

- **More than 4.6 million tons** of food produced in 2021
- **38 industrial units in Brazil** and 6 in other countries
- **54 distribution centers** globally, including BRF One Pet
- **More than 300,000** customers and
- **we make more than 500,00 deliveries per month**
- **More than 100,000** employees from
- **90 nationalities**


Innovation centers 1
Production units 1
Distribution centers 2
Commercial offices 3
Uruguay, Argentina, Paraguay, Chile, Bolivia, Peru, Equador, Colombia, Venezuela, Guyana, French Guyana, Suriname, Panama, Costa Rica, Nicaragua, Honduras, El Salvador, Guatemala, Mexico, Dominican Republic and Puerto Rico
Innovation centers 1
Production units 5
Distribution centers 11
Commercial offices 7
Turkey Iran, Iraq, Lebanon, Israel, Saudi Arabia, Yemen, Oman, UAE, Qatar and Bahrain
Distribution centers 13
Commercial offices 6
China, India, Nepal, Bhutan, Bangladesh, Myanmar, Laos, Thailand, Cambodia, Vietnam, South Korea, Japan, The Philippines, Malaysia, Singapore, Indonesia and East Timor
Innovation centers 1
Production units 38
Distribution centers 28
Brazil
Commercial offices 1
Mauritania, Mali, Niger, Chad, Sudan, Ethiopia, Djibouti, Somalia, Senegal, Gambia, Guinea-Bissau, Guinea, Sierra Leone, Ivory Coast, Burkina Faso, Ghana, Togo, Benin, Nigeria, Cameroon, Central African Republic, South Sudan, Equatorial Guinea, Gabon, Congo, Democratic Republic of the Congo, Uganda, Rwanda, Burundi, Kenya, Tanzania, Angola, Zambia, Malawi, Mozambique, Namibia, Botswana, Zimbabwe, South Africa, Lesotho, Swaziland and Madagascar

ENVIRONMENTAL MANAGEMENT

R$ 134.6 million invested in environmental impact reduction projects

4 units re-certified with the ISO 14001 Environmental Management System

100% of the units in Turkey certified "Zero Waste"

7.3% reduction in the water consumption in international operations

NET ZERO

3% reduction in Scope 1 and 2 emissions in relation to the base year (2019)

Launch of the carbon neutral 'Veg Frango 100% Vegetal' product, part of the Sadia 'Veg&Tal' line

Partnership with AES and Pontoon for wind and solar energy

Installation of solar panels at the farms of more than 100 integrated producers

75% traceability of grains acquired from direct suppliers in the Amazon and Cerrado biomes

OUR TEAM

100,131 employees

24% of the senior management made up of women

28.78 average number of hours of training per employee

100% of management covered by performance analysis

PERFORMANCE OF THE BUSINESS

R$ 48.3 billion in net revenue

R$ 5.5 billion in EBITDA

11.5% EBITDA margin

R$ 517 million in net profit

3,12x net leverage

SOCIAL RESPONSIBILITY

R$ 100 million allocated in actions designed to fight the pandemic since 2020

3,076,575 people impacted through food donations and investments from the BRF institute

R$ 5.8 million invested in social innovation by the BRF Institute

76% of operations with actions of engagement in the communities in Brazil

ANIMAL WELFARE

54% of BRF's manufacturing units globally certified in animal welfare

100% of poultry in the integrations are cage-free in Brazil

53,6% of collective gestation housing for sow*

INNOVATION

R$ 244 million investor in Research and Development

234 SKUs launched globally

79% of the 24 patents requested were granted

*commitment to achieve 100% by 2026

2.

BRF


Sadia
brf

IN THIS CHAPTER:

- Our essence
- Business model
- Corporate Governance
- Ethics and transparency

MATERIAL TOPICS:

ETHICS AND TRANSPARENCY

Identity: BRF

We are BRF S.A., a global foods company with head offices in Brazil, in Itajaí, Santa Catarina, and businesses that involve markets in 127 countries and more than 300,000 clients. Our objective is to offer increasingly tasty and practical, top-quality foods to people and their pets all over the world, through sustainable management, that provides a better life for all, from the field to the table.

With well-established brands such as Sadia, Perdigão, Qualy and Banvit, BRF was founded almost nine decades ago and now occupies a position amongst the world's leading producers of poultry, pork and processed foods.
GRI 102-1, 102-2, 102-3, 102-6, 102-7

We have a vibrant, extensive, complex and structured production chain, that unites the creation and slaughter of animals, industrial production and distribution from our factories to points of sale, the operation of which is the responsibility of a dedicated team of more than 100,000 employees and 90 nationalities, providing the Company with a wide range of experiences and talents.

We also have more than 9,900 integrated producers and a base of approximately 30,000 suppliers, including centers and branch units, from other categories, responsible for providing the Company with raw materials and technologies that are essential to the success of the business. The operational structure totals 44 plants (38 of which are in Brazil), 54 distribution centers globally and 17 offices outside Brazil. GRI 102-7

The focus of our strategy currently lies in the domestic, Halal and international markets, with an emphasis on the Middle East and Asia. We produce and commercialize frozen goods, fresh proteins, margarines, cold cuts, sausages, vegetables, ingredients and animal feed - a segment in which we have expanded our structure over the past year, through the acquisition of two companies. We are working to be an increasingly more circular model company, taking full advantage of animal protein and the generation and distribution of value.
GRI 102-6, 102-10



Our actions and thinking are guided by an increasingly strong culture, that is based upon the triumvirate of Safety, Integrity and Quality. These are commitments that support investments, innovations, and governance and management processes, reflecting our increased maturity and learning over recent years. We also work in alignment with our Sustainability Plan, published in 2020, that reinforces our journey and global and cross-sectional ESG commitments on issues such as climate change, animal welfare and combating food waste.

BRF is a listed company, with shares listed on the Brazilian Stock Exchange (B3) and United States stock exchanges. The Company closed 2021 with a market value of R$ 18.3 billion. GRI 102-5

In 2021, guided by a management model that seeks to recover BRF results, control the leverage, and ensure the resilience and longevity of the business, we recorded a net revenue of R$ 48.3 billion and and EBITDA of R$ 5.6 billion. GRI 102-7

Our work is guided by avenues of growth that are detailed in the 2030 Vision to build a company that is consistent with its potential and capacity, investing in innovation - there were 234 SKUs on a global scale (87 in Brazil, 128 in the international market and 19 in the PET segment, following the acquisition of the Hercosul Group and Mogiana), new businesses, productivity and diversification of geographies, thereby consolidating our objective of feeding the world.

PORTFOLIO & BRANDS GRI 102-2

Our history is notable for the joining of two of the most iconic brands in the food products industry: Sadia and Perdigão. Over time, we have built a reputation of leadership in the market in different categories, based upon the attributes and portfolios of each brand. Read more about the most important ones:

Sadia
brf ingredients
PERDIGÃO
Qualy
Banvit
ساديا Sadia
PERDIX
Claybom
Deline
Balance
BIOFRESH
GRAN PLUS
GUABI NATURAL



Our essence GRI 102-16, 102-43

Our 2030 Vision requires a broad and gradual transformation of the bases upon which we create our results. All this effort is based upon leadership and requires the engagement of the BRF team, a multicultural group containing behavioral traits that reflect the wide range of experiences and careers of each professional.

In order to mature our own understanding of the business and how it materializes in the actions of the teams, at the end of 2021 we performed a Global Engagement Study that involved 51,000 participants and boasted a general engagement index of 83%.

This study showed BRF's senior management the main differences within the organizational culture, as well as their areas of improvement and the challenges posed to the promotion of an environment that is open to development. As in previous editions, the performance of BRF was monitored in the BRF Commitments to Safety, Quality and Integrity, and adherence to the principles of our 'Essence' (people, interdependence and results).

BELIEF

A better future for everyone requires ever more quality food.

COMMITMENTS

- Quality
- Safety
- Integrity

PRINCIPLES

- People
- Interdependence
- Results

PASSION

A passion for food and for bringing food to the tables of millions of people.

PURPOSE

Better Life - To offer increasingly tasty and practical quality food, for people in the whole world. We do this through the sustainable management of a live, long and complex supply chain that offers a better life to all, from farm to table.

Business model

brf

MISSION, VISION AND VALUES

BELIEF
A better future for everyone requires ever more quality food.

PURPOSE
Better Life: To offer increasingly tasty and practical quality food, for people in the whole world. We do this through the sustainable management of a live, long and complex supply chain that offers a better life to all, from farm to table.

COMMITMENTS
Safety, Quality and Integrity

PRINCIPLES
Independence, People and Results

PASSIONATE ABOUT WORKING WITH FOOD

PRINCIPAL CAPITALS ACCESSED

FINANCIAL CAPITAL
R$ 1,567 million in operating cashflow
R$ 17,332 million in net debt
3.12X in net leverage and 2.17x in *pro-forma* financial leverage, taking into account funds from the follow-on

INTELLECTUAL CAPITAL
The BRF Digital Journey is driving the operation towards industry 4.0. The BRF Hub guarantees an integrated ecosystem of open innovation

SOCIAL CAPITAL
R$ 5.8 million contributed by the BRF Institute in social innovation

MANUFACTURED CAPITAL
- **44** production units
- **54** distribution centers
- **3** innovation centers
- **17** commercial offices

NATURAL CAPITAL
8641.08 ML of water consumption
280,087 tons (t) of waste directed to recovery processes
32 million Gigajoules (GJ) of energy consumption
3,646,097 tons (t) of animal protein produced

INPUTS, BUSINESS ACTIVITIES AND OUTPUTS

INPUTS
Raw-materials, grains and feed

BUSINESS ACTIVITIES
Food production, commercial activities, supply chain management, logistics and post-sales process

OUTPUTS
Foods in the pork, poultry, ready meals and meat substitutes segments / Foods in the pet segment

IMPACTS OR OUTCOMES[1]

FINANCIAL
(+) cashflow
(–) indebtedness

NATURAL
(–) fines, sanctions or notifications
(+) animal welfare
(–) emissions of greenhouse gases

HUMAN
(+) professional development of personnel
(+) percentage of favorability in climate studies
(–) epidemics
(–) occupational illnesses and work-related injuries

[1] The signs "(-)" and "(+)" inform whether the impact is, respectively, negative or positive.

VALUE GENERATION

INVESTORS AND SHAREHOLDERS
R$ 5,559 million (adjusted Ebitda)
R$ 517 million net profit (ongoing operations)
R$ 18.3 billion (on 31-Dec-2021) in market value

INTEGRATED PRODUCERS
social impacts and environmental licenses
More than 9,900 integrated producers

CLIENTS
Leadership and protagonism in the global foods industry 234 new products launched

CIVIL SOCIETY
Measurable social impact, resulting from actions and interventions in the communities

346 social actions
Almost **2,500** volunteers
More than **12,000** hours volunteered

Corporate Governance

As one of the biggest foods companies in the country, we maintain a structure of decision-making that seeks to ally the experience and professionalism of the senior management with management policies guided by our essential commitments.

BRF is a company listed on the B3 - Brazilian Stock Exchange and on the New York Stock Exchange - ADR Level III. In its accounting practices and financial statements it meets international accounting standards (IFRS) and the stipulations of the Internal Control of Financial Reporting System (ICFR), based on the Sarbanes-Oxley Law (SOX). We are members of the '*Novo Mercado*' ('New Market') on the Brazilian Stock Exchange and, as such, we adhere to best practices, based upon the pillars of ethics, transparency and equity.

The year 2021 was notable for market, macroeconomic and sanitary challenges that reinforced the importance of BRF's corporate governance structure. In the first quarter of the year, the Division of Enforcement of the United States' Securities and Exchange Commission (SEC) concluded an investigation that had been underway against the Company, based upon the facts investigated in the 'Operações Carne Fraca e Trapaça'. Based upon information held by the SEC, no enforcement actions were recommended against the business.

The unrestricted collaboration between BRF and the Brazilian and foreign authorities was reaffirmed during the investigation, and the disclosure of the results has strengthened the belief of our senior management in the commitments to Safety, Quality and Integrity.

Another important event was the acquisition of shares in BRF by Marfrig, a company occupying a leading position in our sector. The approximation between the two companies reinforces the synergies and contributions of knowledge of the market to the various instances of government, guaranteeing the participation of minorities in the decision-making processes, in line with the demands of the Novo Mercado.

Also of great importance was the first share offer, a decisive move for the capitalization of the Company and for the expansion of its investments tied to the 2030 Vision that was established at the beginning of 2022. Around R$ 5.4 billion was raised through this operation, reiterating the confidence the market has in the strategy and resilience of the business, based upon the premises of financial discipline, global expansion and innovation.



BRF AMONGST THE MOST TRANSPARENT COMPANIES

In 2021, BRF was noted as being amongst the most transparent companies in relation to sustainability, according to a study developed by the Transparency Observatory, an initiative developed by the advisory board of the Global Reporting Initiative (GRI) in Brazil. The result is the fruit of the analysis of criteria such as clarity and reliability of the annual, integrated and sustainability reports of more than 70 companies.

Governance structure GRI 102-18, TCFD

Please read more below about the principal organs responsible for the Company's strategic decisions: Board of Directors, Advisory Committees, Audit and Integrity Committee, Executive Sustainability Committee and Executive Board.

THE BOARD OF DIRECTORS

Members: 10 (9 of whom are independent)

Responsibilities: structuring the general business directives, representing the legitimate rights of the shareholders, as well as formulating and monitoring the execution of the strategic planning.

Nomination criteria: a clean reputation, holding no positions with competitors, recognized experience in business administration and no conflicts of interest.

Evaluation: the members of the Board of Directors and the Advisory Committees undergo a formal performance evaluation.

ADVISORY COMMITTEES

Groups: 5

Responsibilities: to articulate knowledge and areas of specific expertise in order to support complex business decisions through specialized recommendations.

Committees active in 2021: Finance and Risk Management ; Personnel, Governance, Organization and Culture; Quality and Sustainability; Audit and Integrity; Consumer Intelligence.

AUDIT COMMITTEE

Members: 3 (all independent)

Responsibilities: to supervise the top management, based upon the legal requirements and that contained in the Bylaws and Internal Regulations. Its members are elected by the Assembly.

EXECUTIVE BOARD

Members: 8

Responsibilities: to manage the businesses in line with the strategic directives established by the executives and validated by the Board of Directors.

Nomination criteria: a clean reputation, holding no positions with competitors, recognized experience in business administration and no conflicts of interest.

READ MORE

Read the CVs and understand the qualifications of the senior management on our site.

EXECUTIVE SUSTAINABILITY COMMITTEE

In addition to the Quality and Sustainability Committee, connected directly to the Board of Directors, we have an Executive Committee on Sustainability, designed to further strengthen our governance in this area. Made up of BRF executives and an external consultant, this body is wholly dedicated to ESG issues.


COMPLIANCE

Ethics and transparency

GRI 102-16, 102-17, 103-2, 103-3 | 205, 206, 205-1, 206-1, 419-1

At BRF, the autonomous and independent Compliance Department, supported by senior management, is responsible for coordinating and guaranteeing the ongoing improvement of the Company's System of Integrity, aiming to ensure and disseminate a culture of ethics and transparency throughout the Company, from the senior management to the employees at the operational units.

We base all of our internal and external behaviors and attitudes on the Transparency Manual, that was revised and saw a new version published in 2021. The document brings together a set of information on cross-sectional issues, including conflicts of interest, human rights and diversity, fighting corruption and bribery, data privacy and guidance on the use of the Transparency Hotline (a channel for complaints), meeting both legislation and the specific requirements of our business.

In 2021, the Company also performed a series of revisions of its regulatory documents concerning compliance, notably: Corporate Policies relating to the Integrity System, Conflicts of Interest, Gifts, Presents and Hospitality, Human Rights, Donations and Sponsorship, and the Business Partners' Code of Conduct. The idea has been to bring BRF into line with the best practices of risk management and promote the culture of integrity.

We also have a Corporate Policy on Prevention of Anti-Trust Practices, a document that establishes the directives concerning the prevention of infractions to the economic order. On this front, in 2021, no lawsuits were filed due to unfair competition, or to trust or monopoly practices in which the organization has been identified as a participant in Brazil. In relation to the overseas market, an investigation into supposed unfair competition, filed by the Turkish anti-trust authority against Banvit, came to a close. The final decision cleared Banvit of any anti-trust practices.

Another important issue concerns the combating of bribery and corruption, which we address in order to prevent any such occurrences involving our employees, service providers or business partners who interact with either private or public agents. Cases of non-compliance and/or suspicion of violations should be reported using the Transparency Hotline, which is administrated independently and autonomously to draw together and investigate complaints.

In our procurement of third parties, the Compliance Board undertakes analyses of the reputations of business partners in procurements that could offer a high level of risk to BRF. We also look at court cases and

official public blacklists to detect any non-compliance and check on potential risks of fraud, corruption or other compliance risks, in cases of mergers and acquisitions.

The combating of bribery is also very much on the Company's risk management radar and, in 2020, this resulted in a pioneering step forward in the sector, when BRF obtained the ISO 37001 anti-bribery management system certification, with this being renewed in 2021.

In 2021, 100% of BRF's operations were submitted to risk evaluation procedures in the areas of "Anti-Ethical Conduct" and "Anti-Trust, Corruption, Money Laundering and Violation of Human Rights". The principal risks identified relate to non-compliance with the Anti-Corruption Law, all correlated legislation and the directives set forth in the Integrity System and BRF's Transparency Manual. Over the year, there was not one case of corruption within BRF, nor were any court cases filed against the Company. **GRI 205-1, 205-3**

In February 2021, the Division of Enforcement of the United States' Securities and Exchange Commission (SEC) concluded an investigation that had been underway against BRF, and declared that it did not intend to recommend any form of SEC enforcement action against the Company in relation to the so-called 'Operações Carne Fraca e Trapaça'

INTEGRITY SYSTEM

Eight pillars guide our Integrity System, in line with legislation and Brazilian and international good practices:

1. An overall structure appropriate to the level of risk

2. Global policies and procedures

3. Training, capacity building, and communication

4. Continuous assessment of business partners

5. Digital controls and agile monitoring suited to the dynamics of the business

6. Detection and implementation of remediation measures

7. External engagement and sharing of best practices

8. Identification and mitigation of compliance risks



TRANSPARENCY CHANNEL CONTACTS

South Africa (080) 098 0081

Saudi Arabia: (800) 814 7002

Austria: (0800) 281118

Brazil: (0800) 450 0000

Qatar: (00800)-100-879

Chile: (1230) 020 6846

China: 10-800-713-1499(N)
10-800-130- 1430(S)

United Arab Emirates: (800) 0320778

Japan: (0800)-222-2090

Kuwait: 96522279505

Oman (800) 74471

Singapore: (800) 492 2433

Turkey: (0800) 621 0202

Transparency Channel GRI 103-2

We operate our channel for the registration of accusations, complaints and concerns over issues of ethics and compliance with support from a specialist company. Anybody wishing to file a complain can contact us via telephone or e-mail as well as our website, with guaranteed anonymity, should they wish it, 24 hours per day, every day of the year, in the most spoken languages in the locations where BRF operates, in order for their complaint to be investigated by the responsible areas, depending upon the specific nature of each individual case.

Confidentiality is assured in relation to all information sent in using this channel over the course of the investigation process. We fully comply with all legislation relating to the protection of data and information security. When the reports relate to senior management or the Compliance Department itself, they are analyzed by the Audit and Integrity Committee or by the Board of Directors, as the case may be.

In 2021, 3,156 complaints were received through this channel, of which 100% were addressed and 2,345 cases were closed during the period in question. Over the course of the year, 801 registered complaints were also resolved prior to the period covered by the report.

The tool is available in different markets where we are present, in the form of telephone numbers (see table), and also websites integridade.brf.com (Brazil), and compliance.brf.com (overseas).

Training & communication

GRI 103-2, 103-3 | 205

In 2021, 100% of the members of the governing body and the employees were contacted and trained in relation to the issues of ethics, integrity and anti-corruption.

Furthermore, our business partners, customers and consumers took part in awareness-raising actions on different fronts: BRF Business Partners' Code of Conduct and other compliance-related policies on the institutional website, as well as institutional publications for dissemination of the Transparency Manual, Transparency Hotline and the Integrity System Policies through various channels.

The Business Partners' Code of Conduct, as well as the related training video, was made available on the platforms used by our business partners for communication with BRF, with the aim of providing access to the content and an understanding of the expected conduct.

Every member of our workforce has been communicated with, and trained on, ethics matters

Political contributions

GRI 103-2, 103-3 | 415, 415-1

The relations between BRF and public authorities and government representatives are guided by internal policies and by ethical and moral standards, based upon laws such as the Foreign Corrupt Practices Act (FCPA), the Sarbanes-Oxley Law (SOx), the Brazilian Anti-Corruption Law (12.846/2013), and the United Kingdom Bribery Act (UKBA). The BRF Transparency Manual reiterates that the Company does not condone any type of act of corruption, bribery or any violations of the legislation or issues that it addresses.

In the domestic and international spheres, no donations were made to election candidates, political parties or any political body whatsoever in 2021. Furthermore, in observance of the restrictions established by the Brazilian Electoral law (Federal Law nr. 13,165/2015), BRF assumes no party-political position and does not support or authorize donations to any election candidates, political parties or any political bodies.

3. STRATEGY



IN THIS CHAPTER:

- Scenarios and perspectives
- Risk management
- Allocation of capital
- Innovation and technology
- BRF Sustainability plan

MATERIAL TOPICS:

INNOVATION AND TECHNOLOGY

Strategy: our future vision

In 2021, we remained on course with our 2030 Vision and our commitments to sustainability. Despite the challenges imposed by the Covid-19 pandemic and by the macroeconomic scenario, we recorded advances in the first phase of our growth strategy.

In the sections below, in addition to the panorama concerning the external environment, we take another look at our vision and look back at how it unfolded over the year. For the first time, we will also be looking at the advances made under the BRF Sustainability Plan and the targets we have established.

In-depth analyses of scenarios guide our plans

Scenarios and perspectives

The effects of Covid-19 were still being felt as 2021 dawned. As well as the impacts on people's health and safety, there was a shift in the behavior of demand, volatility in the macro-economic conditions and (with connections to other market conditions) an increase in the cost of production inputs, principally grains.

In Brazil, the Gross Domestic Product (GDP) closed the year up 4.6%, whilst the base interest rate (Selic) reached 9.25%, against 2.0% in 2020, the highest it has been since 2017, in an attempt to hold back inflation. The Broad Consumer Price Index (IPCA) closed 2021 at 10.06%, which, according to the Brazilian Institute of Geography and Statistics (IBGE), was the greatest accumulation in one year since 2015.

Added to this, according to the 'Continuous National Household Sample Survey' ('*Pnad Contínua*'), the unemployment rate reached 11.6% in 2021 and the number of people in search of employment reached 13.5 million. The rise in inflation, the decrease in consumer confidence and the economic situation caused impacts on consumer spending in general in Brazil. According to the National Federation of Goods Trading, Services and Tourism, the level of consumption of Brazilian families in 2021 sat at 55.6 points, a drop of 7.9% when compared to 2020.

On the other hand, there was a rise in the consumption of pork in the country. Data shows an increase of 5% between 2020 (16.0 kilos per capita) and 2021 (16.80 kilos per capita). There was also a rise in the volume of chicken consumed, with estimates of 46 kilos per capita (2021), 2% more than the 45.27 kilos in 2020 in volume of chicken consumed, according to the Brazilian Association of Animal Protein (ABPA).

For the coming year, the progress made with vaccinations suggests a more optimistic scenario, with children back in the classroom, tourism back on the agenda and the start of the calendar of large-scale events.

INTERNATIONAL SCENARIO

On the international stage, the prices in US dollars for Japan and South Korea show an ascendant trajectory across the year, due to the drop in local stocks and a limited supply to the region from the Thai platform. On the other hand, the sharp drop in pork meat prices in China had a negative impact on the average price in the region, going against the rise in costs and freight, thus pressuring the margins in this market.

The production of pork meat in China registered sharp fluctuations over the course of the year, mainly due to the new variants of African Swine Fever.

Within this context, there were two changes in behavior on the part of producers, which resulted in an increase in the local stock and lower prices.

The first concerned the producers' adoption of a more prudent stance in relation to the virus and an earlier scheduling of the slaughter. The second involved keeping the animals in the fields, betting on an increase in prices. As the prices did not react, the heavier animals were slaughtered, leading to an even greater supply in the market.

Another highlight during the period was the suspension of beef sales to the Asian country in September 2021, following atypical cases of mad cow disease having been noted in the states of Minas Gerais and Mato Grosso. In December, under the condition of certification, China removed the embargo on Brazilian beef. Within this scenario, adding in the cost challenges, the prices of commodities, and the worsening of the energy and logistics crisis, the market experienced a negative margin, thus impacting our profitability in the region.

In relation to exports, according to ABPA, Asia imported 1.64 million tons of Brazilian chicken over the 12 months of 2021, a result that was 0.5% higher than that registered during the same period of 2020. Around 662,300 tons were exported to Africa across the year, this being an increase of 19.2%; 193,200 tons were exported to the European Union - a rise of 13.23%; whilst 1.33 million tons were exported to the Middle East, a stable figure in relation to 2020, with a small negative variation of 0.3%.

In the pork market, Brazilian exports rose 11% in volume in 2021, to reach a new record of 1.13 million tons. China was responsible for around half the exports from Brazil during the year.

RESILIENCE IN THE FACE OF A DIFFICULT SCENARIO

BRF adopted strategies designed to mitigate adverse effects in its performance. In Brazil, due to the cost pressure and the unprecedented inflationary situation, pass-through pricing, brand management and the improved aggregated value mix, as well as investments in innovation, commercial execution and the disciplined management of expenses have contributed to a mitigation of the impacts and to a renewed volume of sales.

In the Halal segment, we also adopted a better commercial strategy, continuing to invest in the region, meaning that we saw an increase in the preference for our brands in Turkey, just as we did in Brazil. The advances made in vaccinations, the return to the classroom and events such as Expo Dubai, in the United Arab Emirates, should contribute to a recovery in the Food Service channel, our leading channel in the region.

In relation to exports, we have maintained our position of leadership in Saudi Arabia and made advances in the obtaining of export quotas to Mexico, and greater volumes to Europe, the Americas and Africa, with a greater share of products with aggregated value.

INTEGRATED PLANNING

At BRF, we count upon the support of a Market Intelligence Department, that analyzes movements in the sector, the production in the countries of most importance, consumption and stocks. The information obtained provides support for decision-making on adjustments to our production, if necessary, as well as better movement between supply and demand.

Furthermore, in 2021, we improved our models designed to monitor the harvests in Brazil and overseas. We created a Central Intelligence that, through the use of technologies, monitors the harvests via satellite, thus allowing us to follow what is happening in the field in real time, and contributing to assertive decision-making.

READ MORE

Find more information on our economic-financial indicators in 2021 in **Business performance**

Risk management

GRI 102-11, 102-30, 102-33, 102-34

In line with best market practices, the risk management pursued at BRF is based on the ISO 31000 international norm (a framework issued by the Committee of Sponsoring Organizations of the Treadway Commission [Coso], and the model proposed by the Institute of Internal Auditors [IIA]) that suggests governance organized along three lines (see the organizational chart on this page).

The directives and responsibilities of the process of risk management are formalized in our Corporate Risk Management Policy (PGRC), approved by the Board of Directors and published on our corporate governance portal (bylaws and policies).

READ MORE

Find out moreabout the structure that has been implemented for governing risk in our Risk Management Policy.

GOVERNANCE OF RISK MANAGEMENT

The Board of Directors

Finance and Risk Management Committee (CFGR) and Audit and Integrity Committee (CAI)

Executive Committee (ComEx)

MANAGEMENT

1ST LINE OF DEFENSE

The first line of defense is made up of the Risk Holders (Vice-Presidents and the reports coming directly from their respective areas); the Focus Points (employees pinpointed by the Risk Holders to be the point of contact within their team for the Risk Management Board); and those employees participating in the actions focused on training and dissemination of risk culture at BRF.

2ND LINE OF DEFENSE

The second line of defense consists of the Global Risk Management Board, responsible for establishing methodologies, directives and the risk management process, as well as providing ongoing monitoring of the evolution of risks. This level reports periodically to Comex, the Advisory Committees and the the Board of Directors.

AUDITING

3RD LINE OF DEFENSE

The third line of defense is provided by the Global Internal Auditing Board, which is responsible for periodically providing independent, impartial evaluations of the management of the risks and the governance processes.

The Board of Directors plays a fundamental role in the development of BRF's risk management culture, as well as in the maintenance of a strong process of integrated risk management. It should also be mentioned that the Board of Directors is continually supported by the respective advisory committees: Finance & Risk Management Committee (CFGR) and Audit & Integrity Committee (CAI).

Furthermore, the Executive Committee (ComEx) operates directly with the Company's risk management, its principal responsibilities including, but not limited the: i. supporting the PGRC and promoting the culture of risk management; ii. assessing the risks and defining how they should be addressed (response), adopting actions for their proper mitigation and minimization of exposure; iii. establishing and monitoring the internal control system; and iv. monitoring the priority indicators and risk mitigation strategies.

Our process of risk management maps, assesses and monitors those issues which are of most importance to the business.

Just as important as the roles and responsibilities listed above, BRF also clearly defines where the risks lie and how the risk management process should be continuously applied, with the aim of ensuring that the pre-established directives are fulfilled and the Company's risks are effectively managed.

Within the context observed, BRF's risk management process covers the identification, analysis, assessment, handling, reporting and ongoing monitoring of the identified issues. All the governance described is led by the Global Risks Department, which has a mandate to ensure the proper and immediate management of the risks to which the Company is exposed, as well as assume responsibility for the due communication to, and training of, all those involved.

All the risks are evaluated and classified according to their impact and likelihood of materializing and are consolidated in the Risk Map, which is revised annually and delivered to the senior management, the Board of Directors, and their advisory committees.

Finally, the risk management is systematically monitored by the senior management, which supports the performance of the actions designed to reduce the Company's levels of exposure. As a means of encouraging the leaders to strengthen the culture of prevention and focus on mitigation of the risks, BRF makes use of a global indicator (Global Index of Reduction of Exposure to Risk), which also forms a part of the Annual Compensation Program. This index is applicable to all employees eligible for a bonus.



Over the course of 2021, numerous actions were implemented aimed at increasing the level of maturity of the issue. Below, we highlight some examples:

- **Communication:** An intensive agenda of communication on the management of risks and internal controls, through institutional content, videos, webinars and meetings with senior management;
- **Training:** Training of more than 5,500 employees in different countries concerning risk management and internal controls;
- **BRF Management Programs:** Advances in the approach to Risk Management and Internal Controls in the BRF Management Programs, such as the Operational Excellence System (SEO) and the 'Mais Excelência' (+Excellence) program, through the specific directives contained in each program, meaning that the issue comes to form an intrinsic part of our employees' daily routines;
- **Risk Analysis:** Assessment of the mapping of risks in the PET and Ingredients segments and within the BRF Institute, as well as risks related to partners (co-packers) developed by BRF and new operating channels (stores and the electronic market);
- **Integrated Management of Risks:** Binding of the risk management process to the ESG commitments, as well as prioritization and directing of the Capex, based upon BRF's risks.

MATERIAL TOPICS GRI 102-15

- Sanitary and technical restrictions
- Trade barriers and market protections
- Compliance with laws and regulations
- Environmental compliance and access to hydro and energy resources
- Climate risk
- Innovation and product launches
- Exchange and political-economic risks
- Legal and labor compliance and security of operations
- Failings in the internal controls related to financial reports
- Commodities and cyclical nature of the business
- Risk of epidemic events
- Data protection
- Tax risks



PRINCIPAL RISKS AND OPPORTUNITIES
GRI 102-15

We evaluate and update the risks to which we are exposed on a regular basis. Next, we would like to present the most important risk factors we have identified, our management approach and the related opportunities.

Sanitary and technical restrictions
Affected capitals:
Social capital and Natural capital

What is the risk?
The foods industry in general can be affected by risks arising from the contamination or spoiling of foods, nutritional concerns and concerns relating to health, complaints relating to liability of consumer products, adulteration and sabotaging of products, possible unavailability, and liability insurance expenses, as well as public perception of the safety of a product. Furthermore, we are also subject to risks related to the raising of animals, including illnesses and adverse climate conditions.

How do we manage this?
We have systems in place designed to monitor the risks relating to food safety at all stages of production and distribution.
Find out more in Food Quality and Safety

What opportunities exist?
The quality and safety of the foods are non-negotiable assets that form an integral part of our strategy and management system, and which run through our entire value chain.

Trade barriers and market protections
Affected capital: Financial capital

What is the risk?
The increasing share of exported Brazilian poultry, pork and beef products in the international markets is subject to risks relating to the measures taken by importer countries to protect the local producers, that can include trade barriers - of a tariff and non-tariff nature - designed to limit the access that Brazilian companies have to their markets. In our sector, the non-tariff barriers present the greatest challenge, especially the sanitary and technical restrictions.

How do we manage this?
Some countries, such as Russia and South Africa, have a history of imposing trade barriers on the importation of food products. Many developed countries use direct and indirect subsidies to increase the competitive standing of their producers in other markets: the European Union, for example, has adopted a system of quotas for certain poultry products as a means of mitigating the effects Brazil's lower production costs have on European producers, whilst it has also been considering new regulations that could reduce the access that certain products have to the market.

Furthermore, 2021 saw the suspension of beef sales to China following atypical cases of mad cow disease having been noted in the states of Minas Gerais and Mato Grosso. In December, under the condition of certification, China removed the embargo on the Brazilian product.

To circumvent these challenges, we paid close attention to international events concerning governments and authorities and sought to guarantee the assertive planning of supply, demand and production amongst BRF's units both in Brazil and overseas.



What opportunities exist?
We have continued focusing on the evolution of our processes and guaranteeing the confidence of the authorities, as well as the certification of the plants and our active participation in trade agreements that contribute to BRF's business and to the needs of the different markets. Focusing on the company's 2030 Vision, we are strengthening our processes relating to products with greater aggregated value, including the expansion of *pet foods*.

Commodities and the cyclical nature of the business

Affected capitals:
Financial capital and Natural capital

What is the risk?
Our business is subject to price volatility and to the supply of corn, soy bran, soybean, packaging (resin, oil), food ingredients, animal feed ingredients and other inputs, as well as the sales prices of our poultry and pork. These prices are determined by supply and demand, which can fluctuate significantly, with no means of control. The context of the pandemic, which has not abated in 2021, and with the costs of domestic and international freight added in, as well as the fluctuation of interest rates and interest, have all caused impacts to our business.

How do we manage this?
Both in Brazil and abroad, the industry is characterized by cyclical periods of higher prices and greater profitability. Within this context, we study the sector movements in depth, as well as the volatility of the commodities, through the monitoring of grain stocks and the climate in the productive regions. By doing so, it is possible to direct our purchasing decisions, as well as forecast the prices on the commodities market.

What opportunities exist?
We have opportunities to make gains in both efficiency and competitive standing through a strategy focused on an appreciation of the aspects of interdependence , between the parts and the whole, the careful planning of the production, and meeting the demands of different global markets.

Climate risk

GRI 103-2, 103-3, 201-2, TCFD

Capitals affected:
Financial capital and Natural capital

What is the risk?
We consider the potential effects of climate change in our operations and in the supply chain and we recognize the vulnerabilities associated with the natural resources and agricultural products that are essential to our activities. The principal risks tied into this matter relate to shifts in the temperature and rain patterns, including droughts and natural disasters, that could affect agricultural productivity, animal welfare and the availability of water and energy. These factors can adversely affect our costs and operational results.



How do we manage this?

We have assumed public commitments to maximize our contribution to the combating of climate change. As well as the commitment to becoming Net Zero by 2040, we have targets relating to energy consumption using clean sources and a reduction in our use of water, we have improved our means of controlling the traceability of grains originating from the Amazon and Cerrado regions, and we are pursuing actions in our value chain. *Find out more in Climate Change.*

What opportunities exist?

Our operations depend upon the use of sources of energy such as electricity. As such, we have started to invest in the construction of our own clean source energy production plants. As well as ensuring the provision of energy for our units and mitigating the emission of greenhouse gases, these investments bring economic opportunities, with more competitive production values and potential cost reductions over the next 15 years.

For more information, visit Climate Change.

Environmental compliance and access to hydro and energy resources
Capital affected: Natural capital

What is the risk?

Water is an essential resource for our businesses and is used in the production of grains and other agricultural inputs necessary for our production processes. Water scarcity therefore represents a critical risk to our businesses and can seriously adversely affect our activities and operational results. We are also subject to restrictions in the volume of water we can collect from the environment in line with our water usage licenses, and this volume can be much lower than the real demands made by our businesses in these areas, as well as rationing of the resource and the unavailability of electricity.

How do we manage this?

We periodically analyze the water vulnerability of our industrial plants, as well as the micro and macro drainage basins in the regions where we operate. We also strive to make efficient use of hydro and energy resources in our operations. Furthermore, we work to guarantee that the monitoring of our operations becomes increasingly more precise in terms of regularity and compliance with the relevant environmental norms and regulations in Brazil and our international markets. *For more information, visit Climate Change.*

What opportunities exist?

We have targets and initiatives for the reduction of water consumption and, whenever possible, for its reuse. In relation to energy resources, we invest in our own clean source energy production plants in line with our public commitments to sustainability.

For more information, visit Climate Change.

Compliance with laws and regulations
Affected capital: Financial capital

What is the risk?

Failure to comply with the laws and regulations designed to combat fraud, corruption and money laundering, and other Brazilian and international laws and regulations to which we are subject can represent risks to the continuity of the businesses.

How do we manage this?

We have internal policies and procedures planned to guarantee compliance with the Brazilian and international laws, whilst regulations designed to combat fraud, corruption, money laundering and other activities representing potential violations to the law form part of our compliance processes and internal controls. Along these same lines, we have an integrated system and we work on maintaining management policies and structuring relationship channels for the accusation and investigation of any real or potential occurrences. *For more information, visit Ethics and Transparency.*

What opportunities exist?

We are intrinsically committed to integrity with transparency in our accountability. We also have a governance structure that is focused on combating, preventing, investigating and quickly responding to any occurrence of non-compliance.

Innovation and product launches
Affected capitals: Intellectual capital; Manufactured capital and Social Capital

What is the risk?
In addition to many other factors, the strategy and success of our business depends mostly on our ability to innovate and to anticipate changes in consumer habits and preferences, developing and launching products with value proposals that tie in with the market trends and consumer needs, creating distinct demands and driving the market. Innovation is one of the future pillars for the construction of our business.

The trend towards the prioritization of health and wellbeing present a challenge for the development and commercialization of new successful product lines to attend to these consumer preferences, and any possible reduction in investment could impact our ability to generate innovative solutions.

How do we manage this?
We have a consistent dynamic of investment in research and development in Brazil and in the international markets that allows us to adopt a consumer-centric model, in which the consumer is the main source of ideas or perceptions for understanding the needs of our business. Furthermore, we have valuable strategic partnerships (such as with Hub BRF, Garagem, Ecco, Customer Services and digital interactions, institutes and consultancies) that increase our ability in relation to innovation, technology and generation of ideas, providing us with the faster responses we seek.

What opportunities exist?
The trend towards the prioritization of health and wellbeing is something which BRF has been paying great attention to and this represents opportunities for the development of products. In addition to this, the reinforcement of the attributes of quality and sustainability in our brands is a strategic means for establishing leadership in the segments and categories in which we operate.

Our ability to innovate is approached as an opportunity for competitive difference in the global market



Legal and labor compliance and security of operations
Affected capitals: Human capital

What is the risk?
Our operational staff involves more than 100,000 employees worldwide. As such, it is the company's responsibility to respect local legislation, conventions, collective bargaining agreements, and representation regulations. We also respect freedom of association and invest in our relationship with labor unions at all levels and with all other employee representation entities. Indeed, problems in negotiating acceptable agreements with trade unions can represent risks of downtimes and strikes. As BRF is a company using intensive labor, the Total Labor Cost is amongst our highest expenses. Structural revisions can therefore lead to additional operating expenses.

We also face risks related to the security of our installations. The lack or inefficiency of security procedures, as well as the adoption of these criteria by the employees, can result in accidents, productivity losses and costs.

How do we manage this?
We work continuously and transparently in our dealings with the unions, high level union entities and other organizations that represent our employees and we develop actions designed to promote health and safety at work with a focus on the elimination of risk and guaranteeing the protection of everyone's wellbeing. *For more information, visit Development of our team.*

What opportunities exist?
We have the opportunity to be a benchmark in operational safety, with respect to the lives and wellbeing of our employees.

Exchange and political-economic risks
Affected capital: Financial capital

What is the risk?
Over recent years, the macroeconomic scenario has been challenging, with field variation, increasing inflation and the interest rate. In 2021, in addition to the political crisis, the US dollar rose 7.47% against the Brazilian Real, and the basic interest rate (Selic) closed the year at 9.25%, , the highest it has been since 2017. This scenario presents risks that negatively affect our competitive standing and our generation of results, since the prices of many of the commodities required to keep up production are tied to the dollar.

How do we manage this?
As well as monitoring all the contexts of the markets in which we are present, we administrate part of our exchange rate risk through foreign currency derivatives instruments and future cash flows of exports in US dollars and other foreign currencies.

What opportunities exist?
The opportunities involve a reinforcement of the business intelligence instruments and diversification of our global activities in order to minimize our exposure to specific markets and risks.

Failings in the Internal Controls related to Financial Reports
Affected capital: Financial capital

What is the risk?
Any failure to maintain the proper internal controls can adversely affect our reputation and the businesses and result in a failure to meet the requirements of public reports precisely and on time.

How do we manage this?
We maintain the proper internal control over financial reports that provide reasonable guarantees of the reliability as to their preparation and the reporting of our financial statements for external use. Every year, we are subject to independent certification in line with the US Sarbanes-Oxley Law, involving a specific expert opinion from our external auditor (published in our 20-F report).

What opportunities exist?

We constantly seek to guarantee that the Company's value generation is consistent and coherent, being guided by a long-term vision of the market's recognition of the solidity of the business.

Risk of epidemic events

Affected capitals:
Human capital and Social capital

What is the risk?

Pandemics or outbreaks of human diseases, such as the new coronavirus can adversely affect our businesses and operations. As well as the risk to people's health and safety, the global dissemination of Covid-19 has unchained the implementation of important measures by governments and private sector entities which, in turn, have interrupted the patterns of consumption and commerce, supply chains and manufacturing processes on a global scale.

How do we manage this?

Since the beginning of the pandemic, we have implemented protocols to guarantee the health and safety of our employees. We have continued operating our factories, distribution centers, logistics, and supply chain, and have implemented a distance working program for the administrative offices. *Find out more in Covid-19 and social actions.*

Data Protection GRI 103-2, 103-3 | 418

Affected capitals:
Intellectual capital and Social capital

What is the risk?

The Company is subject to the risks associated with the inability to comply with the applicable data protection laws and can be negatively affected by the imposition of fines and other forms of sanctioning.

How do we manage this?

Privacy and Data Protection are issues that can lead to impacts on the businesses, including an increase in the risks, costs and compliance obligations. As such, we constantly work to bring ourselves into line with the General Data Protection Law (LGPD), that moved into effect in Brazil in 2020. We have an area that handles privacy and the protection of personal data and we also make channels available for communication between the data subjects and BRF.

Tax risks

GRI 103-2, 103-3 | 207, 207-1, 207-2

Affected capital: Financial capital

What is the risk?

Changes to the tax laws or their interpretation can increase our tax burden and, as a result, negatively affect our operational results and financial situation. Furthermore, disputes over compensation of tax credits and the use of tax incentives can represent risk to the Company's reputation.

How do we manage this?

The tax strategies adopted by BRF include the mitigation of risks to the corporate reputation, and the transactions between the companies within the group are subject to the Policy for Related Parties, meaning they are subject to the Transfer Pricing laws and regulations of each country or region where the related companies are domiciled. We also have a Tax Management Policy that includes directives, roles and responsibilities relating to tax *compliance*. ***Find out more in our Transactions with Related Parties Policy and in our Tax Management Policy (click here).***

Furthermore, we have a matrix of SOX and NSOX controls in the Tax Department, the purpose of which is to guarantee the accuracy of the information. The Company has a Tax Compliance Management department, designed to guarantee adherence to the existing legislation, in the federal, state and municipal spheres, reducing risks and improving internal processes. The strategic topics and tax initiatives are evaluated by the Tax Committee whilst those members with power of veto are the Vice-President of Finance and the directors of the department. If necessary, these matters are the object of a ruling taken by the committees and/or corporate organs.

What opportunities exist?

The most important tax processes are revised periodically by the Internal Audit and by independent auditors in such a way as to safeguard against the entry of aggressive or evasive tax policies that could generate risks for the Company and its stakeholders.

READ MORE

To find out more about the risk factors and our management strategies, access our **Reference Form 2021** and 20-F.

Allocation of capital

In 2021, we remained guided by our 2030 strategy and by our goal to be a company with products of high aggregated value, developed through innovation and sustainability, with the consumer at the heart of its operations.

With financial discipline, we aim to triple our estimated income of R$ 100 billion and raise the share of our products with high aggregated value from 50% to 70%. For this expansion, we plan to make investments of R$ 55 billion through until 2030, with support resting on four pillars: our brands, operational excellence in the integrated chain, digital transformation, and our personnel.

In Brazil, our vision involves growing with innovations for all consumer occasions whilst serving the various consumer profiles with our brands. Our intention is to lead the ready meals and high aggregated value segments, as well as bring innovations to the meat substitute and new sources of protein market in Brazil. In the pet segment, we aim to achieve leadership in the Brazilian market within the next five years.

Globally, we are looking to expand our local presence into the international markets. We aim to access two thirds of global consumption through local presence in relevant markets.

A guiding principle for this journey is our commitment to sustainability, that guides our actions and our value creation for our publics. ***Find out more in the BRF Sustainability Plan***


brf

Our 2030 Vision

- To expand our ready meals portfolio to capture an expanding market that **could reach R$16 billion by 2030**[1]
- To revolutionize the high aggregated value pork market in Brazil, with the potential **to quadruple our presence**
- To lead the meat substitutes segment, that could **exceed the R$13 billion mark by 2030**[1]
- To take full advantage of our synergies to be one of the leaders in the PET (products for pets) market, that has the potential to **triple in size by 2030, hitting R$ 40 billion**
- To expand our presence in the world's major aggregated value consumer centers, with potential of **accessing 2/3 of global consumption**

[1]Font: ABAD.


Visão
2030 em
2021

Omnichannel

550,000 potential clients through the agreement signed with the 'Bees' platform

9 new Mercato Sadia stores opened

Aggregated value pork

17 new products focused on convenience and practicality

Ready meals

Expansion onto new platforms: Sadia Speciale and Livre&Lev

Expansion of the 'Commemoratives' line with the launch of a 'Chester' (pork) lasagna

Alternative proteins

10 products launched by Sadia Veg&Tal, forming a complete portfolio

US$ 2.5 million invested in a Aleph Farms in the form of Venture Capital for the manufacture of cultured meat

Sadia Veg&Tal moving forward with solid expansion of the portfolio (products with a pea, soybean and brown bean protein base)

Digital transformation

R$ 10 million invested in the Commodities 4.0 Journey

27 BRF production units included in the Digital Factory initiative, as well as four third-party units

Our Growth Levers

R$ 55 billion in investments with financial discipline and net leverage below 3.0x, leveraged by:

- Our brands
- Our personnel
- Transformation journey
- Sustainability
- Operational excellence in the integrated chain



ADVANCES IN 2021

2021 was notable for the start of the first phase of our 2030 Vision, covering 2021 to 2023. We are focusing on an increase in productivity through operational efficiency to expand our margins and manage costs, as well as leverage the pork *and pets* market segments in Brazil.

In 2021 we completed the acquisition of the Mogiana Alimentos and Grupo Hercosul companies, both in *the pet* food segment, thus adding strong new brands to our portfolio. We perform a rigorous process of due diligence prior to any acquisition, this being fully aligned with our strategy, after which we start the process of integrating the operations, with the sharing of knowledge and best practices. Our focus is on boosting the commercial strategy along the specialist distribution channel and taking advantage of the synergies, such as, for example, the procurement of grains and inputs jointly between the Ingredients and Pets fronts.
GRI 102-10

In aggregated value pork, we have been investing in campaigns focused on the versatility of pork recipes and demystification of outdated ideas, with the aim of increasing consumption of this protein. We have also increased the capacity of high aggregated value pork cuts by 25%.

In the area of ready meals, meanwhile, we have continued with the investment plan to increase the category's manufacturing capacity and we achieved a 30% growth in capacity during the year. In meat substitutes, meanwhile, we launched and expanded the Sadia Veg&Tal line, with products based on pea, soy and bean protein.

Focusing on leadership of the alternative proteins market, in March 2021 BRF was the first Brazilian company to start operating in the cultured meats market, through our technological partnership with the Israeli *startup* Aleph Farms. In July 2021, we invested US$ 2.5 million in the Israeli *startup*, with this being our first venture capital initiative.

Focused on increasing productivity and on operational efficiency, we continued with our investments in the increased capacity of our plants, in digital transformation throughout our value chain, and in the expansion of the omnichannel strategy.

Amongst the highlights have been BRF's new factory, located in the municipality of Seropédica, in the state of Rio de Janeiro, the Company's 40th manufacturing unit and the first dedicated exclusively to the manufacture of wiener sausages and one of the most advanced in linking the concept of Industry 4.0 with sustainability (*find out more about this in* Innovation and technology).

Still on the international front, we have continued with our strategy guided by three drivers: ongoing optimization of a mix of markets and products; investment in local presence and consolidation of the leadership position in Halal; and strengthening of the presence in markets that represent a 50% consumption of high aggregated value.

For 2022, we have continued to be guided by our 2030 Vision and by continuing with investments and initiatives on each one of our strategic fronts.

GROWTH WITH OPERATIONAL EFFICIENCY

One of or growth drivers is our Operational Excellence System (SEO), a front where we have invested in digitization to achieve gains in efficiency. In 2021, we achieved:

66% reduction in losses[1]

3% increase in productivity

46% reduction in loading time[2]

38% reduction in accidents [3]

1. Losses in the manufacturing process (R$ M), do not include accidents;
2. Loading times of products completed at factories;
3. Rate of Seriousness: days lost (certified) and deducted (in line with the debit table established by law) relating to accidents with time off (Sept/2021 x 2019).

Omnichannel Strategy

We aim to meet our customers' and consumers' needs when, where and how they wish - be it through the specialized *pet* channel or the food channel, digitally or online. Within this context, we have continued investing in our '*omnichannel*' strategy, this being just one of our avenues of growth. On this front, we made a number of advances in 2021. We expanded our sales coverage by means of a partnership with Magazine Luiza, becoming the first frozen foods business to offer products in their marketplace.

We also launched our WhatsApp purchasing platform for our clients on the B2B channel, and made headway with our planned opening of new *Mercato Sadia* stores. In 2021, nine new stores were opened.

As a result, our service levels continue with an accumulated *on time* indicator of 90% and growth of 31,500 clients over the course of the year, meaning a total of 292,766 clients served. Through partnerships and investments we will be significantly increasing our growth potential based upon our *omnichannel* platform, and we remain committed to increasing the purchasing frequency and number of items per order.


PARA O DIA A DIA
Empanados, hambúrguer, pratos prontos e pizzas
Sadia VegKTal. Feita de vegetais.
MERCATO

In 2021, our service levels maintained an accumulated 'on time' indicator of 90%

Where and how consumers and clients want it

OMNICHANNEL

D2C – Direct experience with the consumer

> Mercato Sadia as one of the implementation laboratories that can be reproduced in traditional retail

> Distribution of 100% of our portfolio

> Greater approximation with the consumer

> Testing and distribution of innovations



B2B – Biggest and best frozen foods provider

> Increased network presence, with +200,000 customers[1]

> 20% increase in mix of products along the Journey

> Increased market share

> To be present where the client is located

B2B2C – Improving the purchasing experience of our retail brands

> Application of what has been learned from Mercato Sadia and Mercato em Casa with physical and digital retailers

> Wide use of digital means to be present where the consumer is located

> Strengthening of the digital positioning of our brands

> E-commerce and physical retail stores

> Growth in market share

We made advances in our understanding of our consumers
(BIG DATA and CRM)

Growing in REVENUE and PROFITABILITY

*Big data: processing massive databases. CRM: Customer relationship management.

Innovation and technology

Innovation and technology are essential assets for feeding the future. In 2021, we remained committed to levering our digital transformation throughout our value chain, from the field to the table, moving through the grain suppliers, integrated producers, farms, productive units, distribution centers and corporate processes, before arriving at the consumer.

Over the year, we implemented 56 digital transformation projects across BRF as a whole, with investments in the order of R$180 million throughout our chain. By 2025, investments are expected to reach something in the region of R$ 700 million. Below we would like to present some of the year's highlights.

100+ inovadoras 2021

100 MORE INNOVATORS

In 2021, BRF won the 21st edition of the "100+ Innovators in the Use of IT in 2021" award, in the IT Media category, and in the food, beverages and tobacco industry category, with "Commodities 4.0" *case* This project, developed with the involvement of the Company's Commodities and Technology departments, involved the use of technologies such as artificial intelligence, machine learning, advanced data analysis and geo-spatial monitoring, to map the origins of the grains used by the Company. The initiative has already meant cost reductions of R$ 9 million in our supply chain.

INOVAÇÃO BRASIL 2021

'Realizador' Award
Strategy& (PwC) + *Valor Econômico* newspaper

Award Title
***Valor Inovação* Award**

Description
Ranking of the 150 most innovative companies in the country, based upon five pillars: innovative intention, effort to effect the innovation, results obtained, assessment of the market and management of understanding

BRF position
Top 5 in the Foods and Beverages Sector (vs 7th place in 2020)

69th in the general ranking (vs 110th place in 2020)

TOP 100 open startups

'Realizador' Award
100 Open Startups

Award Title
100 Open Corps

Description
Awards to the 100 corporations with the highest number and intensity of connections with entrepreneurs globally

BRF position
Top 3 in the Foods Sector
Top 17 in the general ranking

'Realizador' Award
ABStartups + Blanko
Award Title
Startups Awards
Description
By means of a public vote, this recognizes the top 10 innovation ecosystem agents (corps, startups, VCs, accelerators, hubs, universities, etc.)
BRF position
Top 10 in the Corporations Category

'Realizador' Award
Reclame AQUI
Award Title
***Reclame AQUI* Award**
Description
For 10 years now, this award has been recognizing those companies which most respect the consumer, appreciating customer services and providing a positive experience, whilst it also evaluates the companies' reputation with the consumers of *'Reclame Aqui'* and by means of a public vote.
BRF position
Sadia Brand - winner in the 'Perishables and Frozen Foods' category.

'Realizador' Award
100 Open Startups
Award Title
Top Engagement Corp at the Open Innovation Week
Description
This recognizes corporations which the startups have the most interest in connecting with during the 'OI Week Digital' event
BRF position
Top 10 Corp most attractive to startups at the event

'Realizador' Award
Grow+
Award Title
Grow+ Innovation Awards
Description
National and multi-sectoral recognition of projects and companies that contribute to the innovation ecosystem
BRF position
1st place in ESG Impact Projects in the ESG category with the Carbon Neutral VEG Chicken project

3rd place in the general placement of the ESG category with the ECCO Platform Project and ECCO Game

'*Realizador*' Award
Amanhã
Award Title
Innovation Champions - The 25 most innovative companies in the South
Description
Of the 150 registered companies, the ranking aims to get each company to gauge its level of innovation and assume the tools to be able to compare themselves with others in the same and different sectors. The questionnaires are processed at the IXL-Center in Cambridge.
BRF position
5th place amongst the 25 Most Innovative Companies in the South

'*Realizador*' Award
IT Mídia
Award Title
100+ Innovators in the Use of Technology
Description
This ranking lists the 100 most innovative companies in the use of IT in 2021, and awards the best innovation projects by companies in 21 categories through a committee of specialists and journalists from IT Mídia, with the innovation culture and processes adopted in each project also being considered.
BRF position
1st place in the Foods, Beverages and Tobacco Industry category with the "Commodities 4.0" case.

'*Realizador*' Award
ABERJE
Award Title
Aberje Award
Description
The Aberje Award recognizes the leading organizations and professionals who have contributed to the advancement of good practices in corporate communication in the country in 2021.
BRF position
Winner in the 'Company of the Year' category

1st place in the Ethics, Integrity and Compliance category (tied with Klabin)

1st place in the Crisis Management category

'Realizador' Award
CONAREC
Award Title
CONAREC Award - Contracting Companies
Description
This Award recognizes those companies that are committed to digital customer services and the client's experience
BRF position
Winner in the Foods category

'Realizador' Award
Amanhã Group + IXL Center (EUA)
Award Title
Innovation in the South Champions
Description
Multi-sector comparison of the level of innovation of the 25 most innovative companies in the South of Brazil
BRF position
Top 5 Most Innovative Company in the South of Brazil

'Realizador' Award
Padrão Group
Award Title
Modern Consumer Award for Excellence in Customer Services
Description
This award recognizes those players that stand out for their excellence in customer services and the experience during this journey It is the biggest and most complete evaluation of the quality and experience of customer services in Brazil.
BRF position
Winner in the Foods category

'Realizador' Award
POPAI Brasil
Award Title
'*POPAI Brasil*' Award
Description
Widely known as the "Retail Oscars", the POPAI Brasil Award is the Brazilian version of the only awards created to recognize the most original and effective architectural, commercial, visual merchandising, visual communication, display and communication materials projects at Points of Sale.
BRF position
Gold in the "Small Sample Display" category with the "*Na Brasa Perdigão*" campaign

Bronze in the "Projects for Design and Architecture" category, with the '*Ponta de Congelados Sadia*' kit

Bronze in the "Store Design – Stores between 121m² and 500m²" with the *Mercato Sadia* store in the Vila Leopoldina (SP) district

exame. M2O M21

'Realizador' Award
Exame
Award Title
Biggest and Best
Description
Awarded by the **Exame** magazine, this ranking assesses and classifies companies based upon their previous year's performance. Analysis of the data is performed by Ibmec, followed by an assessment of the companies by a commission chosen by the **Exame** board.
BRF position
11th amongst the biggest companies7th amongst the best in the Foods and Beverages category

AS MELHORES DA DINHEIRO

'Realizador' Award
Editora Três
Award Title
The Best of '*DINHEIRO*'
Description
The Editoras Três publishing group has been awarding this recognition of the companies that perform best in their sectors for 18 years now. The evaluation, consisting of 31 rankings, takes into account the companies' performance in five areas: corporate governance, innovation and quality, human resources, social responsibility and financial sustainability.
BRF position
Winner in the "Frozen Foods" category

merco

'Realizador' Award
Merco Brasil
Award Title
Corporate Reputation Company Monitor (Merco)
Description
The 7th edition of the Corporate Reputation Company Monitor (Merco) field study, performed in Brazil between July and December 2020, involving 2,366 interviewees, and published exclusively by the EXAME magazine, revealed the 100 companies best evaluated companies in terms of reputation from 33 sectors.
BRF position
28th in the General Classification and 2nd place in the foods segment

Our digital journey in 2021

9.000 integrated producers and 700 extension producers connected on the Digital Agro 4.0 platform

1st delivery of genetic material using drones

New function for the Digital Agro Platform for the commercialization of grains

4 digitalized third party units Inauguration of the unit in Seropéica, one of the most advanced model 4.0 units

27 production units belonging solely to BRF

10 million reais invested in the Commodities 4.0

9 million reais in initial *savings*

We made advances in the integrated monitoring of the chain: Digital Platform for Territory Intelligence, Geoanalytics and the Smart Center

100,000 services provided/month through the 'Flor do RH' virtual assistant

Electronic management of Personal Protective Equipment (PPE)

100% online admissions platform

+56 digital projects

+500 million in point to point gains along our chain[1] by 2023

+ 4,500 employees trained in Agile Culture, ready to increase knowledge

3 consecutive years in first place asthe most innovative company in terms of use of technology[2]

100 more innovators

In 2021, BRF won the 21st edition of the "100+ Innovators in the Use of IT in 2021" award, in the IT Media category, and in the food, beverages and tobacco industry category, with "Commodities 4.0 Case" This project, developed with the involvement of the Company's Commodities and Technology departments, involved the use of technologies such as artificial intelligence, Machine Learning, advanced data analysis and geo-spatial monitoring, to map the origins of the grains used by the Company. The initiative has already meant cost reductions of R$ 9 million in our supply chain


AGRO 4.0
INDUSTRY
QUALITY 4.0
LOGISTICS 4.0
MERCATO EM CASA
CENTRAL BRF
COMMODITIES 4.0
VIRTUAL ASSISTANTS
PEOPLE AND SERVICES

1. Gains through Commodities 4.0, Agro BRF, Logistics 4.0, Industry 4.0, E2E Planning, Supply and others.
2. In the Food, Beverages and Tobacco sector.

Commodities 4.0 and traceability of grains

In line with our commitment to the traceability of grains, supported by the launch of our policy on this theme, we invested R$ 10 million in 2021 in the Commodities 4.0 Journey, focused on updating our existing platforms and implementing new technologies to ensure the traceability of the grains acquired by BRF.

Amongst the highlights , are the Digital Platform for Land Intelligence, Geoanalytics and the Smart Center, which allow integrated monitoring of the commodities chain, with a geographical data base, spatial vision and traceability of land areas, having a positive impact on our business in the area of grain supply.

The investments are also in line with one of the fronts of our Net Zero 2040 commitment, since they contribute to the mapping of the origins of 100% of the grains coming from the Amazon and Cerrado region, a commitment assumed through until 2025. As well as more agility and assertiveness in the procurement decision making by our business specialists, taking into account the traceability of grains and ESG precepts, the Commodities 4.0 Journey has led to initial savings of R$ 9 million.

Industry 4.0

Leading the way with Industry 4.0, we have continued to raise the level of operational efficiency of our factories though technology. The Digital Factory initiative involved 27 of BRF's own manufacturing units, as well as four units belonging to third parties.

The digitization ranges from technical interactions between BRF and our integrated producers through to the monitoring of the production lines, ending with the loading of the products onto our fleet. As well as improving management, the initiative has contributed to a reduction in various losses and waste across our production chain.

Amongst the highlights of the year was the inauguration of one of the most advanced units based upon the Industry 4.0 model, located in Seropédica, no Rio de Janeiro. With investments in the order of R$ 300 million and the creation of 400 direct jobs by the first quarter of 2022, the plant accommodates the production of 140 tons of Perdigão wiener sausages per day. The technological highlight falls to the online control of the entire operation, that can be accessed by means of a *mobile* app, which can lead to a 5% increase in efficiency in production, which, per month, can mean seven more trucks destined for the consumer every month.

We also concluded investments in the order of R$ 8 million in the modernization of our plant located in Buriti Alegre (GO). The funds were



INNOVATION AND SUSTAINABILITY

More than the application of new technologies, we seek sustainability and the efficient use of resources at our plants. The unit at Seropédica, for example, uses natural light in part of its installations, as well as clean energy drawn from approximately 600 solar panels, occupying an area of 1,320m², which are responsible for more than 10% of the energy consumed at the unit. Furthermore, the water and waste are to be re-used in different processes within the plant.

For the preservation of the biodiversity in the region, we have signed an agreement with the Scientific Research and Technological Support Foundation of the Federal University of Rio de Janeiro (Fapur) with a focus on monitoring the quality of the water and the habitat, and analyzing the population parameters of the rare 'Rivulideos' species of fish. The intention is to provide information to the environmental organs' data bases, whilst also pursuing actions focused on the management and conservation of the species.

BRF has also planted forest over an area of 11,300m² in the Guandu river basin, the principal source of water for the city of Rio de Janeiro and the lowlands of Rio de Janeiro state, known as the '*Baixada Fluminense*'. This initiative was developed together with the municipal government of Seropédica and with the '*Olhos D'água*' program administrated by the Terra Institute. The forest was planted around a natural spring, that is the source of water for a rural producer in the region and will be taken care of by the Company for the next three years.

DIGITAL TRACEABILITY

In 2021, of the digital initiatives implemented in our 27 plants in Brazil, it is worth making special mention of our Digital Traceability system. This project allows for the collection of records ranging from the entry of inputs, packaging and raw materials to the completion of the finished product.

To enable this initiative, the teams involved constructed more than 200 models of digital harvests, involving around 100 people. This project allowed us to analyze and manage an enormous amount of data from all of the stages of production much more efficiently.

By means of this platform, it is also possible to monitor the use of inputs and packaging per lot, which increases the reliability and visibility of the information and better streamlines the traceability and our readiness to attend to requests from customers and official entities.

invested in new technologies including automation, the Internet of Things, cloud computing and data analysis, that contribute to the automation of the processes, gains in operational efficiency and a reduction in production costs.

As part of the Industry 4.0 journey, that also includes the Marau (RS) unit, it was possible to implement the Intelligence Traceability system that allows us to monitor the production process and its deviations online.

Also in 2021, in Toledo (PR) we started a project to improve the optimization of our plants through solutions using Internet of Things (IOT), predictive models and analytical intelligence, as a model for expansion to the Company's other plants.

Also worthy of mention is the implementation of an integrated platform for the printing of labels with bar codes to the international GS1 standard, thus optimizing the logistics process by allowing greater accuracy and speed in the reading of data.

Furthermore, in line with the pillars of Management and Quality, the 'Digital PAC', that involves the digitization of the processes that make up BRF's Auto-control Programs, was implemented in five production units, which started using digital platforms for data control and management. This initiative digitizes the controls and records the monitoring of quality processes at the production units, thereby better streamlining the controls and providing a more robust system of data management.



READ MORE

Find out more about the BRF Sustainability Plan on our website (click here) and in the Responsibility in the Value Chain chapter

DRONE DELIVERY

In 2021, in Toledo, Paraná, we made the first delivery of genetic material to an integrated producer using a drone. This innovation allowed us to deliver doses of swine semen for insemination purposes to an integrated farm in the rural area of the municipality.

Powered by a set of rechargeable electric batteries, the drone contributes to the reduction of carbon emissions into the atmosphere, allows deliveries to farms, many of which are located in hard-to-reach locations, reduces travel time and benefits the environment. Developed jointly by BRF's Livestock and Technology departments, the project forms part of the Agri 4.0 Digital Platform.

Agri 4.0 Digital Platform

The digitization on the agricultural front was also advanced in 2021, with new functions on the Agri Digital Platform for the commercialization of grains. This innovation, developed through a partnership between the Commodities and Livestock areas, allows the integrated producer to trade grains directly with BRF, without any bureaucracy, making contact easier and optimizing the commercialization process.

The *app*, which has now established itself as an essential tool in the farms' day-to-day operations, provides information on things such as the weight of the poultry, status of the lot, monitoring of the animals' health, programming the feed, news, and remuneration forecasts that can be accessed in real time.

Furthermore, in the area of animal nutrition traceability, we have implemented a platform that digitizes the management and control of the traceability in the production process of premixes, used in the production of feeds for the animals forming the BRF chain. Through this, it is possible to achieve greater control over the process with information relating to dosage, storage and shipping, amongst other issues, all available in real time, making the process much more transparent
Read more in Animal welfare.

Logistics

The Logistics front also forms a part of our digital transformation journey. Our Integrated Center has been increasingly supporting the early decision-making, from the field through to production, with an integrated vision throughout the chain. The use of intelligence allows us, for example, to adjust the flexibility of the plants, providing guidance for the production mix, thus contributing to gains in efficiency and financial return.

The use of technology also contributes to aspects of health and safety. Logistics is an important area for attention, given the great distances that our employees and third parties experience in the transportation of products and raw materials. To mitigate the occurrence of accidents, we have adopted the use of technology in the form of telemetry and fatigue sensors, to better ensure the safety of our drivers.

These initiatives position the company at the forefront of safer logistics, especially when applied to the logistics of grain and bran transportation, in which there has been a concerted effort to bring together and improve relations between transport companies and drivers. We have been holding weekly meetings with the transport companies, with the aim of sharing good practices, providing training and raising awareness of transport safety. We have also introduced digital registration, meaning documentation is required demonstrating that all drivers carrying freight that is the responsibility of BRF have completed a defensive driving course.

Within the Logistics 4.0 Project, a pilot project was implemented that aims to integrate the primary, secondary, agricultural and commodities operations. As an evolution of this journey, we have other initiatives involving the use of advanced analytics, machine learning, chatbots and artificial intelligence to provide integrated data management.

READ MORE

Find out more about BRF's health and safety measures in **Responsibility in the value chain.**

Our digital transformation journey implements new processes in Brazil and in our global operations

Global Operations

Our journey of digital transformation also involves our global operations. In Turkey, we implemented an integration project for platforms and the digitization of processes pertaining to various stages of the chain, that has provided simplification and standardization for the local factories, better visibility and management for the value chain and an increase in productivity for Banvit and our global operations, in line with growth and the 2030 Vision.

We have also implemented the Quality through Digitization process, that contributes to optimizing and tracking the laboratory results and managing the comments made by our customers and consumers.

Also worthy of mention from 2021 was the conclusion of the implementation of a global solution focused on supporting the planning of Trade Marketing. The platform involves the automation of the activities in stores, such as gauging the share of products on the shelves and adherence to the obligatory sales lists, with resultant gains in efficiency and productivity.

Furthermore, 100% of our B2B clients can now directly monitor their orders on the BRF Customer Center portal, sign documents, send proofs of payment, and monitor the status of a delivery. The platform involves thousands of users, in the many different countries that BRF exports to, and also contributes to reducing the incidence of fraud.

Digital Lab

In 2021, we launched the Digital Lab, a physical space dedicated to innovation and technology at our Curitiba unit, providing a work experience for our employees and co-creation between partners. In this space sessions are held focusing on design thinking and design sprint, amongst other agile practices, that assist in the discovery of business opportunities and challenges and enable the teams to act in the form of squads, and as a multi-disciplinary team integrated into the business, and in co-creation with partners, thus fomenting an Agile Culture.



The Digital Lab is also dedicated to connecting BRF with the ecosystem of innovation, made up of startups, scale-ups, internal areas and research. In the Experimentation pillar, we explore emerging and disruptive technologies to validate ideas and concepts through MVPs (Minimum Viable Products) and POCs (Proofs of Concept), aimed at gauging the gain potential and positive impact for the business in an agile and scalable way. In 2021, 95 opportunities were identified, with 32 experiments facilitated within the Company, 10 of which were indicated for projects.

AGILE CULTURE CHANNEL

To increase the engagement of our employees in relation to digital transformation and the integrated adoption of technologies, we have made an online channel dedicated to agile culture available to all BRF employees.



The Employee's Journey

The innovations are also applied internally, thus involving our employees. In 2021, special mention should be made of the 'Flor do RH' project, this being a virtual assistant providing transactional human resources services. Available on WhatsApp, a virtual attendant named Flor replies to an average of 100,000 contacts per month and is prepared to respond to 1,075 different questions, since 21,800 examples of questions have been included in the system, thus contributing to a more streamlined service.

In 2021, we also started using a 100% online admissions platform in all of BRF's units in Brazil. With this innovation, we can guarantee the standardization of employment contracts and amendments, eliminating the need to physically retain documents and the large amount of paper used in the day-to-day admission process.

In all the BRF units in Brazil we have also implemented Electronic Management of Personal Protective Equipment (EPP), and digitization of the registration, monitoring and control of the *'Pausa Térmica'*, in order to improve the optimization of management and guarantee the safety of our employees. This project involved the units located in Dourados, Nova Mutum, Lucas do Rio Verde, Rio Verde, Mineiros and Uberlândia.

Cybersecurity

In order to provide even more security and protection in the Company's technological environments, we finalized the implementation of the Multi-factor Authentication (MFA) solution, that operates as a dual check for authentication and helps to protect access to BRF data, apps and systems.

In addition to this, a tool was made available for the classification of the company's sensitive data, this being applicable to all the sectors within BRF. The technology contributes to increasing the protection of information, in line with our internal policies on data classification, whilst also reducing the risk of leaks.

We have also implemented cutting-edge technologies designed to perfect our security levels in the Company's principal technological assets, such as the monitoring and classification of partners and suppliers, by means of which it is possible to evaluate the general health of the cybersecurity due to the identification of vulnerable areas.

CSC Digital Journey

Through the digital journey found in the assistance provided by the Shared Services Center (CSC), we encourage self-service through the use of technologies such as RPA, chatbot and platforms. As well as enabling gains in productivity and simplifying the processes, the initiative aims to guarantee a better experience for our internal clients.

BRF Sustainability Plan

Sustainability is found in BRF's Culture, in the 2030 Vision, in the business strategy, and in the day-to-day management of its activities. For the Company, this is a journey that has not just started today. BRF seeks to align its strategic objectives to generate long-term value, mitigate negative impacts and maximize positive effects for its stakeholders.

Governance of this matter involves an Executive Sustainability Committee that is dedicated to ESG agenda, as well as the office of the Vice-president of Institutional Relations, Reputation and Sustainability, that was formed in 2021.

Furthermore, approximately once every 60 days, the Quality and Sustainability Committee meets with three of the BRF board members and one external guest to hold strategic discussions on the issue. At management level, there are core sectors dedicated to issues such as the environment, animal welfare, social responsibility and institutional relations and reputation, with specific handling of each issue.

READ MORE

Access details of the sustainability policy here.

DIRECTIVES

With the intention of strengthening the ESG agenda as part of the business strategy and increasing transparency even more, the BRF Sustainability Plan, with includes 22 commitments, provides further reinforcement for five solid ambitions to be achieved by 2030.

To increase our transparency and strengthen our ambitions, the BRF Sustainability Plan's global and cross-sectional commitments are connected to the Company's 2030 Vision, in synergy with the Sustainable Development Goals (SDGs) of the United Nations Global Compact.

Here we would like to show the highlights from 2021 and how each commitment assumed under our plan has unfolded.

Sustainability guidelines

Our sustainability management is also guided by the process of materiality. By means of this, we map the issues having the greatest impact and influence on the business and on our principal stakeholders. In 2021, we fully reviewed our matrix, resulting in the prioritization of issues such as animal welfare, water and climate change, amongst others. Read more in the Materiality Report



OUR AMBITIONS

- Act in synergy with our partners and positively impact the communities.
- Innovate and obtain sustainable solutions to global challenges.
- Promote Animal Welfare.
- Be inclusive, plural and diverse.
- Preserve the environment and be eco-efficient

READ MORE
About Sustainability Commitments.

SUSTAINABILITY COMMITMENTS AND STATUS IN 2021

Commitments	SDG-related	Deadline for achievement	2021 ambition	Status in 2021	More information on this report
Animal welfare					
Certify 100% of the plants in Animal Welfare.[1]		2025	51%	54% | In 2020, we expanded our animal welfare certification to include 7 new slaughter operations and re-certified another 12 processes.	Animal welfare - page 110
Only use cage-free chicken eggs in the industrial food process globally		2025	56%	56% | Since 2020, 100% of the eggs in our Brazilian food manufacturing process have been cage free. In 2021, we worked on developing cage free egg suppliers in Turkey.	Animal welfare - page 110
Ensure that 100% of male swine raised without painful sirurgical castration[2]		2022	99%	99% | In 2021, we moved forward in our research and tests for immunocastration on male pigs used for the production of Parma ham.	Animal welfare - page 110
Ensure that no antibiotics growth promoter are used in the animal breeding chain		Recurring	100%	100% | BRF has not used any antibiotics aimed at stimulating growth in animals since 2019.	Animal welfare - page 110
Ensure the use of analgesic for 100% of the pig tail docking procedures		2025	-	0% | In 2021, we moved forward with studies and benchmarking for the development of products to adhere to our commitment.	Animal welfare - page 110
Ensure that 100% of the poultry in the integration system are cage-free globally		2023	99.9%	99.9% | The poultry farming system in Brazil is 100% cage free. We have only one integrated producer in Turkey using a cage system.	Animal welfare - page 110
Ensure that 100% of swine raised without painful teeth clipping[3]		2021	100%	100% | Procedure only performed as an exception, when the animal welfare is compromised.	Animal welfare - page 110

Commitments	SDG-related	Deadline for achievement	2021 ambition	Status in 2021	More information on this report
Ensure that 100% of swine raised at BRF are not identified through mutilations	2, 8, 12	2021	100%	100% | In 2021, we implemented the use of rings in the BRF swine genetic chain, thus adapting the entire swine herd globally.	Animal welfare - page 110
Implement 100% collective gestation housing for sow	2, 8, 12	2026	54%	53.6% | In 2021, we advanced 8.6% when compared to 2020. In general, it was a challenging year for adjustments, mainly due to a lack of raw materials and labor for construction, and the high cost of raw materials and services.	Animal welfare - page 110
Zero tolerance to animal mistreatment, whether through abuse or neglect	2, 8, 12	Recurring	-	BRF is committed to not accepting any type of maltreatment of animals. We perform continuous checks on the livestock, transport and industrial operations.	Animal welfare - page 110
Use environmental enrichment in 100% of the integration of poultry and pigs	2, 8, 12	2025	Implementation of environmental enrichment in 100% of the global turkey chain.	In 2021, we achieved the target of implementing environmental enrichment in 100% of the global turkey chain, and we advanced 1.8% in the integration of broiler poultry globally.	Animal welfare - page 110
Science and innovation					
100% adherence of new product innovation projects to BRF's sustainability indicator	8, 9, 12	2022	-	In 2021, we included sustainability evaluation criteria on packaging in the approval flow of innovation projects regarding new products.	Innovation and technology - page 43
Commodities					
* Ensure 100% traceability of grains acquired from the Amazon and Cerrado[6]	2, 12, 13, 15	2025	To achieve 40% traceability of the volume of grains acquired directly from suppliers in the Amazon and Cerrado biomes.	75% | In 2021 we achieved 75% of traceability of grains acquired from direct suppliers in the Amazon and Cerrado, through the implementation of a territorial monitoring system, and the definition of the socio-environmental criteria established in our Sustainable Grain Purchasing Policy.	Responsibility in the value chain - Page 91 Climate change - Page 126
Communities					
Invest R$ 400 million in communities[4]	1, 10	2030	R$ 62.7 million	R$ 62.7 million | Amongst the initiatives implemented in 2021, of special note was the R$ 50 million donated to health care and fighting the hunger caused by the Covid-19 pandemic.	Responsibility in the value chain - Page 91

* Targets defined as priorities for the variable remuneration of executives in 2021.

	Commitments	SDG-related	Deadline for achievement	2021 ambition	Status in 2021	More information on this report
	Food waste					
*	Promote education to reduce food waste to 1.5 million people globally[4]		2030	To promote education for the reduction of food waste to 100,000 people globally	177,000 people impacted | Amongst the initiatives implemented in 2021, we should draw attention to the 1,920 hours of training in social cooking provided to the 'Cozinhas Solidárias' project.	Responsibility in the value chain – Page 91
	Diversity					
*	Achieve 30% of women in top leadership[6]		2025	24%	24% | Amongst the initiatives implemented over the year, we should highlight the launch of the global "Lead Like a Woman" initiative, that aims to accelerate the careers of women identified as successors within the company.	Development of our team - Page 82
	Sector´s public commitment to combat racism		NA	-	In 2021, together with more than 40 other companies from different sectors, BRF participates on 'MOVER' ('Movement for Racial Equality'), which aims to combat structural racism and promote racial equality.	Development of our team - Page 82
	Packaging					
	Have 100% recyclable, reusable, or biodegradable packaging[6]		2025	To develop three new 100% recyclable, reusable or biodegradable packaging specifications	Five technical specifications | In 2021, we developed five new packaging specifications, three of which were in Brazil and two in the international markets.	Quality and safety of The food - Page 74 Environmental Management - page 121
	Greenhouse gases (GHG)					
	Implement a carbon-neutral product line		2021	One carbon-neutral product line	In 2021, we achieved our ambition to launch Brazil's first plant-based, carbon neutral chicken - 'Veg Frango 100% Vegetal', which forms part of the 'Veg&Tal' line,: the chicken comes in slices, cubes and shredded form.	Climate change - page 126

* Targets defined as priorities for the variable remuneration of executives in 2021.

Commitments	SDG-related	Deadline for achievement	2021 ambition	Status in 2021	More information on this report
Net Zero		2040	-	In 2021, we established the Net Zero Committee and implemented a digital and global system for the management of Scope 1 and 2 emissions. We achieved a 3% reduction in absolute emissions in relation to the base year (2019), principally through the prioritization of renewable sources with proven traceability, even considering the significant increase in the electricity emissions in Brazil. In relation to the Scope 3 emissions, we have so far recorded a 4.6% increase in the mapped sources in relation to 2020 (base year).	Climate change - page 126
Natural resources					
Increase electricity from clean sources by 50%		2030	-	In 2021, 22% of electricity used by BRF was drawn from clean sources - wind and solar. This result was possible due to the strategy implemented by BRF for the prioritization of renewable and clean sources in the acquisition of energy. Also in 2021, we announced two partnerships for the generation of clean solar and wind energy, by means of which we should be able to draw 90% of our energy in Brazil from these sources.	Climate change - page 126
* Reduce BRF's water consumption indicator by 13%		2025	A reduction of 3% in the water consumption indicator at BRF and improvement in the Governance Hydro-Management.	0.81% | In 2021, we diagnosed the maturity of the hydromanagement in all of our Units, extended the water usage target to all of our production units, and included the subject of water in a wide range of the Company's governance forums.	Climate change - page 126

* Targets defined as priorities for the variable remuneration of executives in 2021.

[1] Respecting the religious and/or cultural requirements requested by our customers.
[2] Ensuring that when surgical castration is necessary for the production of specific products, it is performed with the use of pain relievers and anesthetics.
[3] In extreme cases (when the sow's welfare is compromised), this practice will be allowed.
[4] Increase the company's shared value creation by investing its own resources in the communities, especially in social development and economic inclusion agendas.
[5] Taking the program to 100% of the territories in which BRF operates around the world by 2030.
[6] ESG targets tied to the Company's variable remuneration program (including those eligible for a bonus and executives in accordance with the Collective Bargaining Agreement in effect on the date of payment).

Global pacts and agreements GRI 102-12, 102-13

In addition to its strategic commitments, BRF actively participates in global voluntary initiatives, as well as sector associations and entities, in order to maximize its contribution to sustainable development and to the sector in which it operates. These include:

External initiatives

- **Global Compact:** BRF has been a signatory since 2007 and a member of the Steering Committee of the Rede Brasil of the United Nations Global Compact since 2019 through participation of the vice president's office. It also forms part of the Climate Action Platform of the Rede Brasil of the Global Compact.
- **Sustainable Development Goals (SDG):** BRF links its Strategic Plan to the SDGs.
- **Business Pact for Integrity and Fighting Corruption:** this initiative brings together companies engaged in the search for a more ethical and honest market.
- **National Pact for the Eradication of Slave Labor Institute (InPacto):** an initiative that mobilizes companies to tackle slave labor in the production chains.
- **Brazilian Business Council for Sustainable Development (CEBDS):**): in 2020, BRF, together with another 50 Brazilian companies, signed a manifesto calling for sustainable development and the combating of illegal deforestation in the Amazon region. In 2021, the Company adhered to the charter for Climate Neutrality.
- **Brazil Climate, Forestry, and Agriculture Coalition:** this initiative works for the protection, conservation, and sustainable use of forests as a significant Brazilian contribution to mitigating climate change.
- **GIFE (Group of Institutes, Foundations and Companies):** since 2012, the BRF Institute has been an associate of GIFE, an initiative that focuses on generating knowledge through network connections in order to improve the institutional political environment of social investment and expand the quality, legitimacy, and relevance of the activities of private social investors.
- **Climate Change, Water Security and Forests (CDP):** this movement mobilizes investors, companies, and governments to strengthen the collaborative actions relating to the responsible management of greenhouse gas emissions, water, and combating climate change.
- **Universities and Animal Welfare NGOs:** BRF works in partnership with international animal protection NGOs and universities leading studies on the issue to make improvements to animal welfare in the production chain.

The strategic pillars are connected to the SDGs

- **RedEAmérica**: BRF Institute is vice-coordinator of the Brazilian block of the RedEAmérica association (for the 2019-2021 period), that promotes the transformation of investment and the social practices of Latin American companies and the foundations for the development of sustainable communities.
- **The Global Reporting Initiative (GRI) and the International Integrated Reporting Council (IIRC)**: the reporting directives recommended by these two organizations guide BRF's practices and accountability, whilst also contributing to the definition of metrics and indicators for our operations.
- **GHG Protocol Brazilian Program**: the Public Registry of Emissions is used as a tool for the annual publication of the global inventory of emissions of greenhouse gases, being audited by an independent entity.
- ***Science* Based Targets initiative (SBTi)**: BRF adheres to the SBTi initiative, that mobilizes companies to adopt science-based targets for the reduction of their emissions of greenhouse gases (GHGs). In line with the United Nations' "Race to Zero" campaign, the SBTi is aiming to globally reach the objectives of the Paris Agreement: to limit global warming to 1.5°C, in relation to pre-industrial levels.
- **MOVER**: BRF is a member of the Movement for Racial Equity (MOVER), that aims to fight racism through actions that work to reduce racial inequality in Brazil. Find out more at https://somosmover.org/.
- ***R*ound Table on Responsible Soy (RTRS)**: In 2021, BRF joined the Round Table on Responsible Soy. The RTRS is an international non-profit association, founded in 2006 and with headquarters in Switzerland, that aims to foment the sustainable production and commercialization of soy and its derivatives, whilst respecting socio-environmental criteria defined by an internationally recognized certification standard. Members of the association include entities drawn from civil society and the third sector.
- **Round Table on Sustainable Palm Oil (RSPO)**: In 2020, BRF joined the RSPO, a non-governmental organization that brings together the leading stakeholders in the oil palm chain, including producers, businesses, retailers, investors and other organizations. The RSPO aims to minimize impacts on the environment and on the communities in the productive regions. With this in mind, it has developed a list of socio-environmental criteria in order to contribute to a more sustainable chain.
- ***Reciclar pelo Brasil***: BRF joined this platform in 2019, working to encourage reverse logistics actions together with other Brazilian companies.

Participation in associations and entities

GRI 102-13

- Associação Brasileira das Companhias Abertas (ABRASCA);
- Associação Brasileira dos Criadores de Suínos (ABCS);
- Associação Brasileira da Indústria de Alimentos (ABIA);
- Associação Brasileira de Proteína Animal (ABPA);
- Associação Brasileira de Reciclagem Animal (ABRA);
- Associação Gaúcha de Avicultura (ASGAV);
- Associação Catarinense de Avicultura (ACAV);
- Associação de Avicultores de Minas Gerais (AVIMIG);
- Confederação Nacional da Indústria (CNI)
- Brazl-China Business Council (CEBC);
- Sindicato Nacional da Indústria de Alimentação Animal (SINDIRAÇÕES);
- Associação Pró-Desenvolvimento Industrial do Estado de Goiás (ADIAL-Goiás);
- International Poultry Council (IPC);
- Centro Brasileiro de Relações Internacionais (CEBRI);
- The Marine Ingredients Association (IFFO);
- BRICS Business Council (CEBRICS);
- Brazil-Japan Business Council EBRAJ);
- Brazil-Argentna Business Council (CEBRAR);
- Brazil-Mexico Business Council (CEBRAMEX);
- Brazil-Chile Business Council (CEBRACHILE);
- B20 (G-20 Business Group);
- Guiding Board Member of the Rede Brasil of the UN's Global Compact;
- Rede Brasil of the Global Compact (signatory);
- Brazilian Corporate Board for Sustainable Development (CEBDS).

4.

RESULTS

IN THIS CHAPTER:

- Business performance
- Quality and food safety
- Development of our team
- Responsibility in the value chain
- Animal welfare
- Environmental Management

MATERIAL TOPICS:

- FOOD SAFETY
- BIODIVERSITY
- PACKAGING AND RECYCLABILITY
- CLIMATE CHANGE, WATER AND ENERGY
- SOCIAL RESPONSIBILITY
- ANIMAL WELFARE
- HUMAN AND ORGANIZATIONAL DEVELOPMENT


brf

Results: our value creation

In line with our 2030 Vision and our commitments to the sustainable management of the businesses and throughout our value chain, we have directed our efforts to the recovery of our economic-financial results and the creation of value for all our publics - from employees, suppliers and partners to our customers and society.

In this chapter, we present the commitments, management approaches, highlights and performance indicators relating to those fronts that are most important to our businesses and to our stakeholders.

The Finance and Risk Management Committee (CFGR) reviews the financial statements that are later approved by the Board of Directors

Business performance

GRI 103-2, 103-3 | 201

The management of our economic performance is monitored by means of quarterly and annual reports, and financial statements audited by third parties. Furthermore, the Finance and Risk Management Committee (CFGR) reviews the financial statements that are later approved by the Board of Directors.



Please find below the highlights of our economic and financial performance:

In 2021, we achieved a total net revenue of R$ 48.3 billion, a growth of 22.5% in relation to 2020, with this stemming from: better commercial performance in the Brazil segment; an increase in the net revenue from the International segment, with greater volumes of direct exports and a better price dynamic; a positive *hedge* impact of R$ 318 million; and greater volumes and invoicing in the the Ingredients segment.

Furthermore, in 2021 we registered R$ 5.5 billion in adjusted Ebitda, an increase of 7.2%, and 11.5% in Ebitda Margin, a reduction of 2.6p.p. against the previous fiscal year, this being a reflection of our execution capacity, without losing focus on the long-term vision.

FINANCIAL PERFORMANCE (R$ MILLIONS)*

	2021	2020	Δ 2021 and 2020 (%)
Net operating revenue	48,343	39,470	22.5%
Gross profit	10,166	9,336	8.9%
Gross margin	21.0%	23.7%	(2.6) p.p
Ebitda Margin	11.5%	13.1%	(1.6) p.p.
Adjusted Ebitda	5,559	5,187	7.2%
Adjusted Ebitda margin	11.5%	13.1%	(1.6) p.p
Net profit (ongoing operations)	517	1,390	(62.8%)
Net margin (ongoing operations)	1.1%	3.5%	(2.5) p.p.
Net profit (total corporate)	437	1,390	(68.5%)
TOTAL NET MARGIN	**0.9%**	**3.5%**	**(2.6) P.P.**

* All the data, from 2019 to 2021, includes the information from BRF One Pet.

EBITDA (R$ MILLIONS)*

	2021	2020	Δ 2021 and 2020 (%)
Consolidated Net Result	**517**	**1,390**	**(62.8%)**
Income and social contribution taxes	(552)	(242)	127.9%
Net Financial	3,045	1,699	79.2%
Depreciation and Amortization	2,746	2,394	14.7%
Ebitda	**5,756**	**5,241**	**9.8%**
Ebitda Margin (%)	11.9	13.3	(1.4) p.p
Impacts of 'Operação Carne Fraca/Trapaça'	9	232	(96.1%)
Fair value of forests	(16)	(22)	(24.3%)
Tax recovery	(125)	(350)	(64.2%)
Non-controlling shareholding interest	(18)	(7)	175.6%
Others**	(76)	91	(157.6%)
Adjusted Ebitda	**5,559**	**5,187**	**7.2%**
Adjusted Ebitda margin (%)	11.5	13.1	(1.6) p.p.
ICMS PIS/COFINS impact	0	92	n.m.
Adjusted Ebitda Ex-Tax Effects*	5,559	5,095	9.1%
Adjusted Ebitda Margin Ex-Tax Effects* (%)	11.5	12.9	(1.4) p.p.

* All the data, from 2019 to 2021, includes the information from BRF One Pet.
** 'Others' refers to results adjustments in the sale of businesses and impairment.

INDEBTEDNESS

The net indebtedness totaled R$ 17,332 million in 2021, an increase of 22.5% when compared to 2020, whilst the net leverage, measured by the ratio between the net indebtedness and the Adjusted Ebitda, reached 3.12x in the period, against 3.06x in the previous fiscal year. Proforma leverage, including the raising of R$ 5.4 billion through the follow-on, hit 2.17x. This result is a reflection of the recent acquisitions of the companies Hercosul and Mogiana Alimentos in the *pet* segment.

Furthermore, the average indebtedness term was extended to 9 years in 2021, this being an increase of 0.9 year compared to 2020.

In line with the strategy of extending the indebtedness profile in local currency, diversifying the sources of financing and optimizing the time/cost relationship of its debt instruments, in 2021 we most importantly concluded the following operations:

INDEBTEDNESS* (R$ MILLIONS)

	Current	Non-current	2021	2020	Δ 2021 and 2020 (%)
National currency	(1,037)	(8,076)	(9,112)	(6,665)	36.7%
Foreign currency	(2,494)	(14,219)	(16,713)	(16,125)	3.6%
Gross indebtedness	(3,531)	(22,295)	(25,825)	(22,790)	13.3%
Cash and investments**					
National currency	4,996	15	5,011	4,461	12.3%
Foreign currency	3,039	443	3,482	4,177	-16.6%
Total investments	8,035	458	8,493	8,638	-1.7%
Net indebtedness	4,505	(21,837)	(17,332)	(14,152)	22.5%

* All data from 2021 includes information on BRF One Pet, as of the date of acquisition.
** The cash considered is made up of: Cash and Cash Equivalents, Short-term investments, Restricted Cash, and Derivative Financial Assets.

1. Issuance of R$ 1,000 million in Agribusiness Receivables Certificates (CRA) tied to debentures;

2. Issuance of R$ 400 million via 'Rural Credit';

3. Isuance of R$ 1,186 million in Trade Finance operations;

4. Repurchase of Senior Unsecured Notes maturing in 2030 in a sum equivalent to R$297 million (US$59 million); and

5. Early receipt of R$ 249 million in short-term Trade Finance operations;

CAPEX

It is important to mention the acquisitions of the companies in the Pet Food segment during 2021 - Hercosul and Mogiana Alimentos – for R$ 966 million, and the greater Capex of R$ 1,220 million, compared to the previous year. The evolution of the Capex arises from the acceleration of investments in the expansion and modernization of the production units, in energy and operational efficiency projects, and from advances in programs relating to the digital journey.

CAPEX (R$ MILLIONS)*

	2021	2020	Δ 2021 and 2020 (%)
Growth	729	388	87.9%
Efficiency	198	56	253.6%
Support	669	420	59.3%
Biological assets	1,228	971	26.5%
Commercial leasing and others	857	627	36.7%
TOTAL	**3,681**	**2,462**	**49.5%**
Total M&A	971	(65)	(1593.8%)
TOTAL – CAPEX + M&A	**4,652**	**2,397**	**94.1%**

* All the data, from 2019 to 2021, includes the information from BRF One Pet.

ADDED AND DISTRIBUTED VALUE

GRI 201-1

In 2021, our distributed value totaled R$ 14,711 billion (against R$ 13,780 billion in 2020), this being destined to payment of taxes, personnel remuneration and operational costs - the distribution of which was as follows:

READ MORE

Read more in our financial information

ECONOMIC VALUE DISTRIBUTED (R$ MILLION)* GRI 201-1

	2021	2020	2019
Personnel	5,772	5,784	5,243
Taxes, charges and contributions	4,657	4,236	3,893
Remuneration of third-party capital	3,765	2,370	3,350
Shareholders	517	1,390	1,213
TOTAL	**14,711**	**13,780**	**14,143**

ECONOMIC VALUE RETAINED (R$ MILLIONS)* GRI 201-1

	2021	2020	2019
TOTAL	**33,632**	**25,689**	**19,304**

* All the data, from 2019 to 2021, includes the information from BRF One Pet.

DISTRIBUTED ECONOMIC VALUE (R$ MILLIONS)


26%
payments to capital providers
4%
shareholders
32%
employee wages and benefits
39%
operating costs

PERFORMANCE OF THE MARKETS*

Brazil

Over the year, our pass-through pricing strategy, due to the inflationary scenario, and the increased sales in the aggregated value mix, contributed to consistent results in Brazil, even considering the difficult situation. We recorded a net revenue of 24.8 billion, a growth of 17.6% compared to that of 2020.

	2021	2020	Annual variation (%)
Volumes (thousands of tons)	**2,301**	**2,333**	**(1.4%)**
Poultry (*fresh*)	456	465	(2.0%)
Pork and others (fresh)	128	121	5.6%
Processed foods	1,717	1,746	(1.7%)
Net operating revenue (millions)	**24,809**	**21,094**	**17.6%**
Average price (R$/kg)	10.78	9.04	19.3%
Gross profit (R$ millions)	**5,350**	**5,194**	**3.0%**
Gross margin (%)	21.6	24.6	(3.1) p.p.
Adjusted Ebitda (R$ millions)	**2,928**	**3,079**	**(4.9%)**
Adjusted Ebitda margin (%)	11.8	14.6	(2.8) p.p.
Adjusted Ebitda ex-tax effects (R$ millions)	**2,928**	**2,987**	**(2.0%)**
Adjusted Ebitda Margin ex-tax effects (%)	11.8	14.2	(2.4) p.p.

*All data from 2021 includes information on BRF One Pet, as of the date of acquisition.

Asia

In the Asian market, we have noted a growing demand for foods in China and Japan and rising prices in dollars in these same countries and in South Korea. On the other hand, the sharp drop in pork meat prices in China had a negative impact on the average price in the region, going against the shift in costs and freight, thus pressuring the margins in this market.

Due to this context and the rise in costs tied to the prices of *commodities* and the worsening of the energy, property and logistics crisis, the market showed a negative margin, which seriously affected the Company's profitability in the region.

INTERNATIONAL

	2021	2020	Annual variation (%)
Volumes (thousands of tons)	**1,958**	**1,880**	**4.1%**
Poultry (fresh)	1,498	1,444	3.8%
Pork and others (fresh)	188	195	(3.4%)
Processed foods	271	242	12.2%
Net operating revenue (millions)	**21,515**	**17,240**	**24.8%**
Average price (R$/kg)	10.99	9.17	19.9%
CPV	(17,274)	(13,370)	29.2%
Gross profit (R$ millions)	**4,240**	**3,870**	**9.6%**
Gross margin (%)	19.7	22.4	(2.7) p.p.
Adjusted Ebitda (R$ millions)	**2,142**	**2,101**	**2.0%**
Adjusted Ebitda margin (%)	10.0	12.2	(2.2) p.p.

ASIA

	2021	2020	Annual variation (%)
Volumes (thousands of tons)	**551**	**554**	**(0.6%)**
Poultry (fresh)	384	378	1.8%
Pork and others (fresh)	151	156	(3.2%)
Processed foods	15	20	(25.1%)
Net operating revenue (millions)	**6,285**	**5,658**	**11.1%**
Average price (R$/kg)	11.41	10.21	11.8%
CPV	(5,284)	(4,059)	30.2%
Gross profit (R$ millions)	**1,001**	**1,599**	**(37.4%)**
Gross margin (%)	15.9	28.3	(12.3) p.p.
Adjusted Ebitda (R$ millions)	**674**	**1,418**	**(52.5%)**
Adjusted Ebitda margin (%)	10.7	25.1	(14.3) p.p.



GAIN IN MARKET SHARE AND LEADERSHIP

Worthy of special mention are the increase in the share of processed foods and value added products, and the leading position of our brand in these categories, with Sadia at the forefront with 38.1% of the market share in the GCC[1], whilst Banvit occupied the leading position in the Turkish market, with a 22.3% share, equivalent to 7p.p. in relation to the second placed competitor.

[1] The Gulf Cooperation Council, that unites the States located in the Persian Gulf region.

Halal DDP Market

The net revenue in Halal Distribution continued to expand during the period, with volumes remaining high and an increase in the price in dollars, both in GCC operations and the Turkish market.

HALAL DDP MARKET

	2021	2020	Annual variation (%)
Volumes (thousands of tons)	**722**	**717**	**0.8%**
Poultry (fresh)	586	598	(2.0%)
Pork and others (fresh)	2	2	(21.8%)
Processed foods	135	117	15.6%
Net operating revenue (millions)	**8,742**	**7,282**	**20.0%**
Average price (R$/kg)	12.10	10.16	19.1%
CPV	(6,522)	(5,556)	17.4%
CPV/kg	(9.03)	(7.75)	16.5%
Gross profit (R$ millions)	**2,219**	**1,726**	**28.6%**
Gross margin (%)	25.4	23.7	1.7 p.p.
Adjusted Ebitda (R$ millions)	**1,019**	**556**	**83.3%**
Adjusted Ebitda margin (%)	11.7	7.6	4.0 p.p.

Direct exports

Over this fiscal year, we registered a 12.4% growth in export volumes with prices in dollars, due to the the greater international demand for foods, principally in the Middle East, North Africa and the Americas. The high prices partially offset the increased costs and the sharp rise in maritime freight costs registered over the period.

DIRECT EXPORTS

	2021	2020	Annual variation (%)
Volumes (thousands of tons)	**685**	**609**	**12.4%**
Poultry (fresh)	528	468	12.7%
Pork and others (fresh)	35	36	(2.2%)
Processed foods	121	105	15.7%
Net operating revenue (millions)	**6,488**	**4,300**	**50.9%**
Average price (R$/kg)	9.47	7.06	34.3%
CPV	(5,467)	(3,755)	45.6%
CPV/kg	(7.98)	(6.16)	29.6%
Gross profit (R$ millions)	**1,020**	**545**	**87.1%**
Gross margin (%)	15.7%	12.7%	3.0 p.p.
Adjusted Ebitda (R$ millions)	**450**	**127**	**254.5%**
Adjusted Ebitda margin (%)	6.9%	3.0%	4.0 p.p.

EXPORTS ADVANCES

In 2021, we maintained our position of leadership in exports to Saudi Arabia, with advances in the development of our business in the region. Furthermore, we were pleased to announce the obtaining of export quotas to Mexico and greater volumes to Europe, the Americas and Africa, with a greater share of products with added value.



Other Segments

The results from Other Segments are made up of those from the following areas: Ingredients (solutions in natural and innovative ingredients for the health care and nutrition industries); Global Desk (area responsible for the liquidation of certain fresh products and negotiation of energy contracts, amongst others); and Pet Food.

In 2021, our performance was principally driven by the Ingredients business.

Corporate

In 2021, the segment was impacted, principally, by the net result of provisions for civil and tax contingencies; by the sale and drop in property assets; and by actions implemented for preventing and combating the effects of Covid-19.

READ MORE

Access our full Financial Statements here

PETS IN EXPANSION

The pet food business, that was driven by the new acquisitions of Hercosul and da Mogiana, also contributed to the profitability of Other Segments. During the period, we increased our portfolio with the launch of eight new products, seven of which formed part of the Three Dogs and Three Cats brands, dedicated to the 'senior' phase of the life of dogs and cats, a segment that is demonstrating increasing growth, considering the longer life expectancy of pets. Furthermore, we have continued the integration process involved in the management of the acquired companies, and the performance of the second semester partially included the results of these two companies. In the fourth quarter, Mogiana and Hercosul contributed 100% to the results.

OTHER SEGMENTS + INGREDIENTS

	2021	2020	Annual variation (%)
Volumes (thousands of tons)	**363**	**266**	**36.4%**
Ingredients	206	173	18.6%
Pet	72	7	954.6%
Other Sales	85	85	(0.8%)
Net operating revenue (millions)	**2,020**	**1,135**	**77.9%**
CPV	(1,446)	(864)	67.4%
CPV/kg	(3.99)	(3.25)	22.8%
Gross profit (R$ millions)	**574**	**272**	**111.2%**
Gross margin (%)	28.4	23.9	4.5 p.p.
Adjusted EBITDA (R$ millions)	**468**	**218**	**114.1%**
Adjusted Ebitda margin (%)	23.2	19.2	3.9 p.p.

CORPORATE

	2021	2020	Annual variation (%)
Gross profit (R$ millions)	**1**	**0**	**n.m.**
Adjusted EBITDA (R$ millions)	**21**	**(211)**	**n.m.**

STRENGTHENING THE BRANDS AND PROFITABILITY

As well as the gains in productivity and the assertiveness of the commercial strategy, our value delivery is based on the management and strengthening of our brands. In this period we achieved a record in food preference, hitting 43.1%, with growth recorded amongst both the principal shopper for these brands, women, and tomorrow's consumer public - young people. Furthermore, we kept the preferences level of our brands at margins greater than 60%. During the period, we listened to 60,000 consumers to monitor changes in behavior and trends, converting consumer insights into business opportunities for BRF. We also built an important asset: an owner client base, with 600,000 registered individuals. Finally, we invested in strengthening our brands through different actions.

- In 2021, Sadia launched a number of new products for different occasions and publics, strengthening the frozen products, *Bem-estar, Veg & Tal* and *Livre Lev* lines. The brand remained ever present in the communication with women, strengthening an emotional tie in campaigns such as Holidays and special dates such as Mothers' Day and Christmas. To get closer to young people, we established a partnership with the NBA and developed actions for CCXP and Oscar. Furthermore, we pursued campaigns designed to boost BRF's Big Bets categories, such as Ready Meals and Pork, in which we encouraged consumption through a campaign led by the chef Felipe Bronze.

- In the year of BRF's 87th anniversary, we celebrated 50 years of Lek Trek, Sadia's iconic character. In commemoration, we launched a

We launched a number of campaigns with ambassadors during the year


Sadia
HOT POC
HOT DOG
NUGGETS
Pizza
CALABRESA

campaign with actions on TV and social media, and a theme-based exhibition in Concórdia (SC), the birthplace of Sadia. The mascot was created in 1971, as 'Frango Veloz', to mark the launch of smoked chicken and highlight the speed with which it could be prepared. His features evolved over the years, along with the consolidation of the Sadia brand, which is now a market leader, not only in Brazil, but in numerous international markets.

- Perdigão announced a new brand ambassador: Ivete Sangalo, star of the "*O Sabor de Perdigão tem poder*" ("The flavor of Perdigão has power") campaign, that covers the brand's biggest categories, such as mortadella, smoked meats and cheeses, and ready meals. 'Na Brasa' was present on the consumer's calendar the year round (holidays, weekends and special dates), as well as in the area of football. It also had a permanent digital strategy in the digital and off-line year. And there were end-of-year innovations, with new flavors of lasagna with Pork, a limited edition for Christmas.

- Qualy commemorated its 30th anniversary in 2021 and, in celebration, honored the local communities in the cities where its production units are located, with artistic murals and the '*Casa Nova Qualy*' promotion, which included the participation of Taís Araujo and Lázaro Ramos, impacting around 72 million people. Furthermore, it reinforced its socio-environmental pillar, strengthening the commitment to offsetting its packaging and guaranteeing the recycling of 100% of the plastic used in Qualy products, in partnership with 'eureciclo'. The brand also launched the "*Tudo de Bolo*" free platform, offering training and business management content for people whose income is based on home baking. Qualy was fundamental to us maintaining our leadership position. Deline strengthened our regional activities with promotions in the North and Northeast, whilst Claybom gained preference and *market share* amongst consumers, and we resumed activations within the Sofiteli brand, leading the market in the 'Cash & Carrier' focus channel.

In the international market, we maintained our focus on categories of high added value, with an innovation agenda concentrated on processed foods, including 128 products launched in 2021. In the Asian market and that of direct exports, we expanded our portfolio with 88 SKUs, aiming to achieve new volumes and meet our customers' needs, increasing our share in the international markets.

87 SKUs
launched in Brazil

R$ 244 million
invested in Research and Development in the year


Qualy
Cremosa
COM SAL
Qualy
Cremosa
COM SAL
Qualy
Cremosa
COM SAL
Qualy
Cremosa
COM SAL

BRAND RECOGNITION

BRAZIL

Sadia: Leading brand in foods in the final quarter of 2021;

Perdigão: Grew 1.7pp in preference in the foods category;

Qualy: Leader in preference and market share in the margarines category.

(*) Source: Kantar Insights and Nielsen 2021.





PET FOOD

10% market share, according to data estimates by the Brazilian Association of Pet Industry Products (ABINPET).

Leader in market share in Paraguay and Uruguay.

BRANDS



INTERNATIONAL

Sadia: leader with a 38.1% market share in the GCC region, (Gulf Cooperation Council)

Banvit: remained the leader in Turkey in every category in which it participates in the domestic market.

Quality and Food Safety

GRI 103-2, 103-3 | 416, 417

From the field to the consumer's table, we are committed to guaranteeing quality throughout our production chain. As such, food safety and the perceived quality by the client and consumer are non-negotiable for BRF, and they are the focus of investments and regular monitoring and control actions.

Governance of the topic involves a specific executive board named the Quality and Sustainability Committee, involving the Board of Directors, that started reporting directly to the CEO in 2021. We have a Quality Policy that recognizes and reflects our commitment to quality and safety of foods, with the priority of meeting all the requirements established by the law and the markets, as well as the needs of the customers and consumers.

Furthermore, the pillar defined as the Quality of the Operational Excellence System (SEO) provides guidance, tools and quality control measures for our activities.



Efforts in quality drive BRF's senior management

ETHICAL AND SOCIO-ENVIRONMENTAL COMPLIANCE

GRI 103-2, 103-2 | 307, 419, 419-1

In 2021, we evolved in terms of our processes and adopted the Sedex Members Ethical Trade Audit (SMETA), one of the most widely used ethics auditing formats in the world. Based upon the Ethical Trading Initiative (ETI) code of conduct, it assesses aspects relating to labor legislation, health and safety, and environmental and business ethics.

By including various aspects, the audit is recognized by a wide range of BRF clients, meaning it contributes to the standardization and optimization of the processes. In 2021, eight units were audited (Capinzal, Concórdia, Lajeado, Serafina Corrêa, Toledo, Videira, Chapecó and Bandirma), six of them being audited through the SMETA protocol and two in line with the specific protocol of the client McDonald's.

Of the eight units audited, six were found to be in full compliance. Furthermore, the Toledo unit was recognized as the best supplier to the McDonald's chain. In the area of social responsibility, the unit was awarded the maximum score *('Green')*, that attests to zero non-compliance.

Quality and safety from the field to the table



> **Production chains:**
With a fully integrated structure, entitled 'Vertical Integration', BRF assumes control and responsibility for all the points of our chain. By managing everything from the beginning to the end of the chain, we seek to guarantee the quality and safety of the products. *Find out more in Responsibility in the Value Chain.*

> **Laboratories:**
our laboratories are staffed by a multi-disciplinary team made up of veterinary doctors, biologists, chemists, engineers, food engineers, administrators, pharmacists, bio-technologists and bio-medics, amongst others responsible for mapping the quality and safety of our products through micro-biological, physicochemical and bromatological analyses of waste, packaging and sensory features.

> **Certifications:** our quality management system is widely used to certify our processes and units, as well as update and test their operational governance. We have a range of certifications that attest to the adoption of the best practices of the supply chain through to the factory. *Read more in the Certifications and Audits box.*

> **Traceability:**
Our target is to guarantee the traceability of 100% of the grains acquired in the Amazon and Cerrado regions by 2025. As such, in 2021, we published our Sustainable Grain Purchasing Policy, that reinforces our commitment to conserving the environment and combating deforestation. *Find out more in Responsibility in the Value Chain..*

> **Customers and consumers:**
the consumer lies at the heart of our actions. To meet the consumer's expectations and ensure the unique level of quality in the market, we perform tests and continually listen to our potential publics. Based upon the results of these tests and the evaluations provided by our laboratories, we look for routes to continually improve and innovate our operations. *Find out more about this in clients and consumers.*

READ MORE Find more information here

MONITORING AND CONTROL OF FOOD QUALITY AND SAFETY

GRI 103-2, 103-3| 416, 416-1

In 2021, six of the 30 regulatory documents published in 2020 were revised. These documents relate to the quality and safety of the products, with criteria covering 100% of our essential categories, products and services, as well as sanitary and regulatory risks, and those relating to potential non-compliance with international regulations governing the safety and quality of food production.

Specifically in relation to quality control, we perform a systematic evaluation of characteristics including packaging, appearance, smell, flavor and texture for all the products leaving our industrial units. For our strategic products, which we refer to as 'icons', we have a monitoring system specifically designed to ensure the perceived quality, and these analyses are intensified for the icon products to guarantee quality following the distribution chain.

These analyses are performed by trained sensory analysts at our Innovation Center in Jundiaí (SP), and are implemented through the adoption of increasingly strict standards of quality. We have also adopted a 'Quality Index', that analyzes and monitors complaints and the results of our micro-biology performance.

BRF evaluates the risks in each process; 100% of the products, or of the product categories, are included in the evaluation of the impacts on the health and safety of the consumer and in the improvement process. It should be noted that all production units have HACCP (Hazard Analysis and Critical Control Points) plans in place, in which the severity *versus* likelihood of occurrence of hazards or critical points is evaluated for each production process. Based upon this evaluation we are able to determine the risk relating to the health and safety of the foods produced. In 2021, 100% of our products underwent hazard assessments. GRI 416-1

As a means of reinforcing our Food Safety Culture, we apply a quantitative diagnosis designed to guide our continuous improvement actions for the coming years. We further evaluate our quality system by means of internal and external audits that are performed annually under the direction of the Corporate Quality Assurance Department.

Every year we further develop our targets relating to quality. In 2021, the following received special attention: improvement in the adherence of our 'icon' products; reduction of microbiological contamination; reduction of non-compliance in audits; adherence to certifications/licensing; and strengthening of the food safety culture.

INNOVATION TIED TO COMPLIANCE

In 2021, we concluded implementation of the PLM (Product Lifecycle Management) project. Made available to the Research and Development, Quality and CSC teams, the focus of this initiative is to provide greater reliability in the product life-cycle processes, ensure compliance and reduce losses. We also implemented an automated and standardized management platform for the internal Corporate Quality audits.



CERTIFICATIONS AND AUDITS

To guarantee quality and safety throughout the production chain, in addition to internal audits, we have certification routines in place and these are regularly audited. For our suppliers, we have a certification program that is based upon international certification requirements in accordance with the Global Markets of the Global Food Safety Initiative (GFSI).

In the field, our production processes are continually checked and audited by our clients and by international entities. Amongst the certifications that we hold , are the 'Global G.A.P for livestock production' and 'Certified Humane for animal welfare' seals.

External audits are also performed regularly, to certify the processes under different international regulations relating to quality, safety or the environment. In this area, we can highlight the ISO 9001 (Quality Management System), BRC and IFS food quality and safety certifications, amongst others. Our clients also perform external audits on plants certified for exportation in Brazil, Turkey and Abu Dhabi.

Regulatory agencies, such as the Ministry of Agriculture, Livestock and Supply (Mapa) and the National Sanitary Surveillance Agency (Anvisa) in Brazil; the Ministry of Food, Agriculture and Livestock in Turkey; and the Abu Dhabi Agriculture & Food Safety Authority (Adafsa), audit and check our activities in terms of compliance with the applicable legal requirements.

Another example is the Authorized Economic Operator (OEA), issued by the Brazilian Federal Internal Revenue Service, which qualifies us as a safe and reliable company in our Overseas Trade Operations.

In 2021, new OEA certified processes were: the slaughter of chickens at Francisco Beltrão; the slaughter of pigs and production of cured, packaged meats in Concórdia; the production of margarine in Vitória do Santo Antão; and the production of industrialized products in Joody (Saudi Arabia).

READ MORE

Find out more in **Animal welfare.**



PRODUCTION VOLUMES MANUFACTURED AT OPERATIONAL UNITS CERTIFIED BY AN INDEPENDENT ORGANIZATION IN ACCORDANCE WITH INTERNATIONAL FOOD SAFETY MANAGEMENT REGULATIONS* GRI FP5

	2019	2020	2021
Total food production (tons)	5,234,684.00	5,269,423.00	5,614,720.00
Production of foods manufactured at operational units certified by an independent organization in accordance with internationally recognized food safety management regulations (tons)	1,571,719.00	1,784,847.00	2,287,065.00
Percentage of the volume of foods manufactured at operational units certified by an independent organization in accordance with internationally recognized management system regulations	30.03%	33.87%	40.73%

* BRF One Pet data has not been included.

CERTIFICATIONS FROM THIRD PARTIES IN ACCORDANCE WITH INTERNATIONAL REGULATIONS WITHIN THE FOOD SAFETY MANAGEMENT SYSTEM

Certification	Final product/ raw-material	Unit
2018		
ISO 17025: 2005	Raw material	Brazil (Carambeí, Videira, Concórdia, Jundiaí, Marau, Uberlândia, Francisco Beltrão, Dois Vizinhos, Toledo, Lucas do Rio Verde and Capinzal)
2020		
BRC	Final product/raw-material	Brazil (Marau, Chapecó, Capinzal, Toledo, Paranaguá)
IFS	Final product/raw-material	Brazil (Serafina Corrêa, Dourados, Rio Verde, Toledo, Uberlândia, Dois Vizinhos, Concórdia, Videira, Tatuí)
FSSC22000	Final product/raw-material	Turkey(Izmir chicken, Izmir turkey, Bandirma and Elazig)
2021		
BRC	Final product/raw-material	Brazil (Marau, Chapecó, Capinzal, Toledo, Vitória do Santo Antão, Paranaguá)
IFS	Final product/raw-material	Brazil (Serafina Corrêa, Dourados, Rio Verde, Toledo, Uberlândia, Dois Vizinhos, Concórdia, Videira, Tatuí, Francisco Beltrão)
FSSC22000	Final product/raw-material	Turkey (Izmir chicken, Izmir turkey, Bandirma and Elazig) Abu Dhabi (Kizad)
ISO22000	Final product	Saudi Arabia (Joody)

MARKETING AND LABELING COMPLIANCE

GRI 103-2, 103-3, | 417, 417-1

BRF's Registration and Labeling Department is responsible for checking the necessary legal requirements (name, list of ingredients, claims, lettering size and nutritional table, amongst others) in 100% of the product categories and in all label alteration projects.

The packaging and raw materials used in 100% of our product categories follow a model of ratification that involves the technical areas (R&D and Quality). There are also checks performed on all the raw materials and ingredients added to the products, as well as the packaging that either has or could have direct contact with our products. All the packaging is created in line with the recycling categories established by ABNT norm NBR 13230.

ADDITIONAL INFORMATION

In order to attest to the quality of our products before the consumers, we also consider the inclusion of additional information, such as recycling and selective waste collection seals and certifications relating to specific markets (such as Halal, related to Islamic standards). In the case of the Sadia brand, for example, some products carry information relating to animal welfare and the health properties, as well as an organic seal.

ADOPTED LABELING STANDARDS

Outsourcing of components (information required): in those cases where production is outsourced, the products or services are submitted to a ratification process in line with corporate regulations, and the entire labeling process is checked by BRF.

Substances that could have a socio-environmental impact (mandatory information): all inputs used in manufacturing must be in line with current legislation and receive approval from areas such as R&D, Regulatory, Quality, and Procurement.

Safe use of a product or service (mandatory information): we address this issue on our product labels.

Product disposal and environmentalor social impacts: the packaging contains guidance on its recycling category according to the ABNT NBR 13230 standard.

NUTRITION AND HEALTHINESS

GRI FP5, FP6, FP7

In the sphere of human consumption, we seek to create products that provide a balanced combination of convenience, practicality, flavor and the proper levels of nutrition, whilst also meeting different profiles and demands.

For more than 10 years, we have worked together with the Brazilian Food Industry Association (ABIA) on behalf of healthiness. Amongst the measure that we have adopted are:

- We do not add trans fats to our foods, excluding those naturally contained in dairy and beef products;
- Through innovation, we seek improvements in the profile of the foods we produce in order to mitigate potential impacts on consumer health;
- We continue to carry out studies aimed at decreasing the levels of sodium and saturated fats in products without altering sensory aspects or food safety;
- Since 2016, when we announced a 30% reduction in sodium content in Sadia brand products, we have sought to comply with established industry agreements and to keep our portfolio in line with the levels defined jointly between the representative trade associations and the Ministry of Health.

In 2021, we expanded the Ready Meals category with the launch of the Sadia *Livre&Lev* line, with products such as ham made of 100% pig shank, thus providing a product free of colorants and flavorings. The line also includes frozen wraps that are made of natural ingredients such as sun-dried tomatoes, rocket, chicken breast, mustard and honey. The packaging used for the new line also bears a QR Code that directs the client to a Livre&Lev web page containing healthy tips and recipes.

In the alternative proteins category, we have the Sadia *Veg&Tal* portfolio, with products developed from a base of vegetables and natural spices, such as vegetables frozen without losing any nutrients, pies made with whole-grain pastry and a mix of grains, and 100% vegetable alternatives that imitate chicken and meat, thus satisfying the different profiles of our consumers and demands.

Outside Brazil, at our manufacturing unit in Abu Dhabi, as part of our Sadia line, we have also launched chicken and vegetable nuggets made with Halal chicken that is fast frozen to preserve the nutrients. Crunchy on the outside and nutritional and fresh on the inside, they are free from colorants and artificial flavorings.

Furthermore, given the global scenario of food insecurity, the worsening of widespread hunger, and in line with the United Nations' (UN) Decade of Action on Nutrition, BRF is seeking to coordinate actions focused on education for the reduction of food waste, socioeconomic inclusion and access to foods. Through the BRF Institute, we have been strengthening strategic partnerships with *Gastromotiva*, with the *Programa Mesa Brasil*, with UNICEF, and with local organizations in cities where BRF is present, as outlined in more detail in the ***Communities*** topic.



DIGITAL PRESENCE

OUR PORTALS
www.brf-global.com
www.brf-global.com/en/
www.brf-global.com/es/
www.perdigao.com.br
www.sadia.com.br
www.qualy.com.br
www.banvit.com/
www.mercatoemcasa.com.br/
www.centralbrf.com.br

SOCIAL MEDIA
facebook.com/wearebrf
instagram.com/brf_global
linkedin.com/company/brf
youtube.com/user/brfglobal
twitter.com/BRF_Brasil

READ MORE

Visit Omnichannel Strategy.

CUSTOMER AND CONSUMER SATISFACTION GRI 102-43

Guided by transparency, ethics and our commitment to the quality and safety of our products, we aim to serve everyone, from companies, processors, distribution companies and different sized points of sale, spread across Brazil and the rest of the world, to the final consumer.

As well as control measures (see Food quality and safety), we regularly invest in technologies and processes to ensure the quality of the services provided.

Experience and satisfaction

Our Consumer Services in Brazil follows the directives of the Consumer Defense Code, as well as corporate norms and international regulations, seeking to ensure the best experience for consumers and customers in engagement channels.

In order to better serve our clients, we are seeking to speed up the digitization of our services. As an example, we have a virtual assistant for the Sadia brand, available on both WhatsApp and the BRF Customer Center portal, and, in 2021, we extended our virtual assistant and customer services via WhatsApp to other brands, such as Perdigão, Qualy and Balance. By doing so, we envision an experience centered on the client, with a wide range of information and resources to allow orders to be tracked from point to point, through an all-in-one solution.

The Customer Services platform, meanwhile, enables management of the processes in real time as well as streamlining responses and handling, thereby improving the client's experience. In 2020, Customer Services in Brazil received 35,549 contacts, 82% of which were neutral or positive comments, and 18% of which were complaints. The international customer services, meanwhile, received 1,925 contacts.

We also conducted surveys with consumers in 2021, focusing on our products per market and per location. The results guide us into making continual improvements so that our products can always maintain a high level of acceptance and recognition amongst our consumers.

In 2021, our NPS (Net Promoter Score) satisfaction index achieved the result of 60.33, an increase of 2.50 compared to 2020. Despite the consumer NPS no longer being considered a target, we have managed to remain in the 'excellence' zone for the second year.

Client privacy

GRI 103-2, 103-3, 418-1

At BRF, we recognize the importance of protecting our stakeholders' privacy. We have a Privacy Policy and pursue actions to ensure compliance with the General Data Protection Law (LGPD). The project to comply with the LGPD was implemented in 2019, whilst the Privacy Department was created in 2020. In 2021, the processes were submitted to an internal audit and they are constantly developing and evolving.

READ ABOUT OUR PRIVACY POLICIES

> Global BRF
> Sadia:
> Perdigão
> Qualy

AND OUR TITLE HOLDER SERVICE CHANNELS

> Qualy
> Perdigão
> Sadia

Development of our team GRI 102-8, 103-2, 103-3 | 401

We are a diverse and plural company and, at the end of 2021, we employed 100,131,000 professionals distributed across 17 countries, who represent a fundamental connection for the development of our activities and to ensure that we can offer quality foods to people throughout the world.

The management of our human capital includes actions focused on attracting, retaining and developing our teams, as well as on appreciating their diversity and promoting health and safety. It is also anchored in the pillars that reflect our culture, as outlined below.

BRF AMONGST THE BEST PLACES TO WORK

In 2021, Forbes elected BRF the best company to work for in Brazil and amongst the best in the world.

It was also well placed on the 'Indeed' jobs site, which conducts its evaluations according to the experiences of current and ex- employees over the previous two years.

HUMAN RESOURCES PILLARS

Inspiring Leadership: ensuring the consistency and stability of the leadership structure and teams to engage and inspire the exceptional performance and conduct we expect.

A Culture of Excellence: developing an efficient organization with a culture of high performance and meritocracy, in line with the best people. management practices.

Cultivating Talents: establishing an environment that promotes the identification, development, and retention of talents, and that encourages excellence in performance as a means of ensuring the continuation of the business.

Proud to be BRF: ensuring the engagement and alignment of employees for execution of the strategy, as well as promoting an environment of safety, well-being, and best human resources and recognition practices.

PROFILE OF OUR TEAM* GRI 102-8

EMPLOYEES[1] BY TYPE OF EMPLOYMENT CONTRACT AND GENDER

Type of contract	2019			2020			2021		
	Men	Women	Total	Men	Women	Total	Men	Women	Total
Permanent	52,263	33,347	85,610	54,032	37,406	91,438	52,959	39,392	92,351
Temporary	297	230	527	1,020	1,208	2,228	265	333	598
Overseas[2]	5,945	760	6,705	4,642	2,701	7,343	4,571	2,611	7,182
TOTAL	**58,505**	**34,337**	**92,842**	**59,694**	**41,315**	**101,009**	**57,795**	**42,336**	**100,131**

*BRF One Pet data has not been included.
[1] This indicator does not include trainees or apprentices.
[2] Our operations outside Brazil are not classified by type of contract.

EMPLOYEES[1] BY TYPE OF EMPLOYMENT AND GENDER

Type of contract	2019			2020			2021		
	Men	Women	Total	Men	Women	Total	Men	Women	Total
Full time	52,013	32,959	84,972	54,992	38,492	93,484	53,203	39,633	92,836
Part time	542	612	1,154	60	122	182	21	92	113
Overseas[2]	5,950	766	6,716	4,642	2,701	7,343	4,571	2,611	7,182
TOTAL	**58,505**	**34,337**	**92,842**	**59,694**	**41,315**	**101,009**	**57,795**	**42,336**	**100,131**

[1] This indicator does not include trainees or apprentices.
[2] Our operations outside Brazil are not classified by type of contract.

EMPLOYEES[1] BY GENDER AND REGION

Region	2020			2021		
	Men	Women	Total	Men	Women	Total
Africa	7	3	10	6	2	8
Asia	23	37	60	26	36	62
Europe	95	89	184	17	19	36
Latam (except Brazil)	36	12	48	38	12	50
Brazil	55,052	38,614	93,666	53,224	39,725	92,949
MENA (including Turkey)	4,481	2,560	7,041	4,484	2,542	7,026
TOTAL	**59,694**	**41,315**	**101,009**	**57,795**	**42,336**	**100,131**

EMPLOYEES[1] BY AGE GROUP

	2020	2021
Under 30	36,665	33,257
30 to 50	57,371	57,200
More than 50 years old	8,843	9,674
TOTAL	**102,879**	**100,131**

[1] This indicator does not include trainees or apprentices.



EMPLOYEES AND WORKERS BY EMPLOYEE CATEGORY AND GENDER

	2019			2020			2021		
	Men	Women	Total	Men	Women	Total	Men	Women	Total
Senior Management	68	7	75	67	9	76	68	10	78
Middle Management	458	139	597	462	145	607	486	176	662
Supervisors and Coordinators	1,996	712	2,708	2,126	863	2,989	2,140	933	3,073
Administrative Staff	4,362	4,006	8,368	4,270	4,575	8,845	4,351	4,705	9,056
Operational and sales	51,621	29,473	81,094	52,768	35,723	88,491	50,750	36,512	87,262
Trainees and apprentices	874	1,039	1,913	821	1,049	1,870	959	1,161	2,120
TOTAL	**59,379**	**35,376**	**94,755**	**60,514**	**42,364**	**102,878**	**58,754**	**43,497**	**102,251**

INDIVIDUALS FROM GOVERNANCE ORGANS

	2019	2020	2021
Members of governance organs	22	22	22

Attraction and retaining of talent

In order to build an efficient and high performance organization, we seek to attract and retain talents aligned with our values and to train them to assume key and leadership positions.

With the objective of training leaders, we elected 44 professionals from the Trainee Supply program to work in the areas of industry, agriculture, quality and grains.

The Accelerate Sales Program is also worthy of special mention, this being focused on the academic public, by means of which we select professionals with Post-Doctorate qualifications for our Commercial area. In 2021, 20 individuals were selected.

Remuneration policy

GRI 102-35, 103-2,103-3, 201-3

With a focus on retaining our employees, our fixed remuneration is established in line with good market practices and individual performance. Short-term variable pay is linked to performance indicators that are achievable within one year.

Annually, the Personnel, Governance,

Organization, and Culture Committee assesses the directives and practices established for the remuneration of BRF's managers and employees. If necessary, the committee submits recommendations to the Board of Directors to modify the previously adopted remunerations.

It should be mentioned that the same currently effective policies relating to post-employment benefits (private pensions) apply to all company employees . The plan is available to all employees in Brazil with 47.78% participating in 2021. The average contribution to the pension plan was 2% of the salary - base.

DEVELOPMENT AND TRAINING

GRI 103-2, 103-3 | 404, 404-2 Preparing our talents for the business' current and future challenges and the global demands is a priority for BRF. We therefore ensure the proper training and education for the different areas and sectors of the Company.

All of BRF's hierarchical levels are included in the training and qualification programs, meaning that all areas and positions participate in continuous training. Our development programs include participation in congresses and learning programs focused on individual needs.

In 2021, we offered 2,697,429.37 hours of training, meaning an average of 28.78 hours per employee. GRI 404-1

AVERAGE NUMBER OF EMPLOYEE TRAINING HOURS BY EMPLOYMENT CATEGORY* GRI 404-1

Employment category	2021
Senior Management	4.29
Middle Management	18.95
Supervisors and Coordinators	41.83
Administrative Staff	16.8
Operational and sales	31.25
TOTAL	**29.01**

*BRF One Pet data has not been included.

We offered an average of 28.78 training hours per employee, in 2021.

AVERAGE NUMBER OF EMPLOYEE TRAINING HOURS BY GENDER* GRI 404-1

Gender	2020	2021
Men	29.75	31.98
Women	20.93	24.54
TOTAL	**26.09**	**28.78**

*BRF One Pet data has not been included.

AVERAGE NUMBER OF EMPLOYEE TRAINING HOURS BY EMPLOYMENT CATEGORY* GRI 404-1

Employment category	2021
Apprentices	17.27
Trainees	23.42
TOTAL	**18.58**

*BRF One Pet data has not been included.



TRAINING IN 2021

- An increase of 137.14% in the volume of content offered through the Digital Academy, in 2020;
- 59,656 content downloads on Get Abstract (an increase of 49.7% compared to 2020);
- 5,234 courses concluded on LinkedIn Learning (license restricted to 1,500 users);
- More than R$ 2.6 million invested in graduate and post-graduate courses, an increase of 62% compared to 2020.

READ MORE Visit our site.

Training programs
Since 2018, we have operated the Corporate University - BRF Academy, that brings together business schools aimed at different areas and levels, to offer legal and institutional training. We also invest in external learning initiatives, providing partial or full grants for courses, for example, depending upon their relevance for the talents and for business.

Through the Digital Academy, made available to 30,000 employees, more than 2,500,000 pieces of content are offered *Online* (courses, videos, materials) and at the Corporate University colleges, with educational incentives being offered for in-person and distance graduate and post-graduate courses. In 2021, approximately 55,000 pieces of content were offered through the Digital Academy, LinkedIn Learning and Get Abstract.

We also have other programs available, including the '*Viva o Tempero*' ('Long-live Seasoning') and '*Integração de Líderes*' ('Leader Integration') required training programs, and internal programs such as '*Treinamento no Local de Trabalho*' ('TLT' / 'Training in the Workplace') and specific training in the use of machinery and livestock farming best practices.

There is also training for specific areas such as the Sales Academy, with training sessions in Saudi Arabia, the United Arab Emirates, Kuwait, Oman and Qatar focused on the standardization of the sales processes, merchandising and the portfolio of products; the Agro Academy, focused on the training and qualification of professionals in the rural area, and the Chicken Academy, an annual training session that brings together the senior leaders involved in the broiler chicken production chain.

Performance analysis GRI 404-3
Through the High Performance Cycle, our employees are assessed on their performance, with the results being applied in development actions, as well as in the formation of the merit, bonus, internal recruitment and succession processes.

All the administrative and leadership levels are included in this cycle that takes place on a monthly basis. In 2021, 11,752 professionals and leaders were assessed using this tool, with this figure representing 100% of the relevant workforce.

We also performed an operational performance assessment, focused on professionals from the Sales, Logistics and Quality departments, as well as the industry's Leading Operators. Over the year, 30,733 employees were assessed, corresponding to 38.81% of the total number of employees.

READ MORE
Find a complete table in Annexes..

VALUING DIVERSITY

GRI 103-2, 103-3 | 405, 405-1, 405-2

As a Brazilian company, with more than 90 nationalities within our operating framework, we recognize diversity, multi-cultural wealth and plurality as inherent aspects of our culture.

We seek to establish an inclusive and welcoming environment and we encourage constructive dialogs that support our contribution to a more just society and our commitment to respect for every individual. We have a zero tolerance policy for any type of discrimination. In addition to this, we believe in the importance of adopting affirmative policies of inclusion, represented by our public commitments and actions.

Our work is guided by four pillars: awareness raising, attraction and retention, career development and governance. To better engage our employees and to raise awareness of the importance of diversity and inclusion, we have established a network of more than 60 Diversity Ambassadors distributed throughout Brazil and the rest of the world. The network shares experiences relating to the local reality, and contributes to promoting dialog and actions on commemorative dates, and on raising awareness and implementing pilot projects.

COMMITMENTS

With a focus on promoting gender equality at BRF, our target is to place women in 30% of our senior management positions by 2025 (this meaning executive management positions and higher). In 2021, we advanced two percentage points in the direction of this target, closing the year at 24%. Furthermore, in 2021, 23% of the Board of Directors and the Audit Committee were women.

READ MORE

Read more about this commitment here



NOTABLE INITIATIVES

Gender equality

In the fight against gender equality, we have defined that 50% of the positions on the acceleration and development program should be allocated to women. We have also developed a pipeline for leadership positions through our entry programs: in 2021, women represented 55% of the trainees and 40% of the 'Accelerate' supervisors.

In relation to this, special mention should be made of the 'Lead Like a Woman' program, a career acceleration program for women identified as successors at the Company around the world. In 2021, we also launched the '*Elas em Foco*' ('Women in Focus') program, designed to empower, develop and provide a voice and visibility to women.

Disabled persons

In 2021, in partnership with Senai, we launched the Inclusive Actions Program, to hire and train more than 80 personnel with disabilities for initial operations positions at our units. In the commercial area in 2021, we undertook a selection process at our '*Mercato*' stores in São Paulo, focusing on the inclusion of disabled persons, members of the Black community and people over 50. The action is to be extended to all the new stores that are to be opened in Brazil over the coming years.

Furthermore, in partnership with IOS, we have selected and trained 20 professionals with disabilities to work as promoters. In all three of the initiatives, the individuals' immediate managers were trained to ensure an inclusive environment and to understand how to lead with empathy.

Immigrants

Our diversity and inclusion agenda also involves the inclusion of immigrants, who hold more than 5,000 positions at BRF, most of whom are Haitians, Venezuelans and Senegalese. In this area, since 2019, we have been involved in a partnership with UN Migration and the Brazilian Government as part of the 'Welcome Operation', with the direct involvement of the BRF Institute and the Human Resources department, designed to hire Venezuelan immigrants.

In 2021, we developed actions designed to actively listen to immigrants, in order to understand their needs, aspirations and challenges, with the aim of developing an assertive action plan. In the same year, we established a translator position at our operating units where there is a high concentration of immigrants, in order to facilitate communication between Portuguese speakers and other employees.

Also in 2021, we started integrating the Companies with Refugees platform, an initiative of the UN's Refugee Agency (ACNUR). Furthermore, through the BRF Institute, we invested R$ 400,000 in Unicef's 'Super Panas' project, that aims to ensure that migrants and refugees, especially children and adolescents, have access to safe leisure spaces. The project involves a team of more than 170 educators, psychologists and assistants.

Racial Equality

In 2021, together with more than 40 other companies, BRF participated in 'MOVER' (Movement for Racial Equality), that aims to fight structural racism and promote racial equality.

In 2021, we also participated in the 'MOVER Day' - the biggest corporate action focused on racial understanding ever developed in Brazil. As part of the pillar of awareness raising, the event addressed structural racism and the importance of engaging the whole of society in fighting racial inequality in society and in the work market.

MOVER COMMITMENTS

01 10,000 leadership positions for Black people by 2030.

02 Employ and train through opportunities that balance the visibility of Black professionals.

03 Raise public awareness of the issue through the development of a wide range of relevant content.

READ MORE

Find out more about MOVER at https://somosmover.org/

Find out more about diversity in governance organs and in our workforce in the Annexes.

HEALTH AND SAFETY

GRI 103-2, 103-3 | 403, 403-1, 403-4, 403-8

Ensuring the health and safety, wellbeing and integrity of our employees is a global priority for BRF. Within this context, we have a Health, Safety and the Environment Policy (HSE), containing directives for the prevention and reduction of accidents, incidents and losses, and covering the responsibilities concerning the management of risks related to the preservation of human life, assets, production, the environment and the community.

We also have 88 Health and Safety regulatory documents, 67 Corporate Regulations and 20 Corporate Rulings on the issue, all of which are available in the Health and Safety Management System. Also forming part of the BRF Management System are the programs entitled 'Occupational Health Medical Control' (PCMSO), 'Hearing Conservation' (PCA), 'Ergonomics' (PE) and the 'Management of Information on Legal Requirements'. In 2021, 92.4% of our employees were covered by the system (see more in the Annexes).

Our governance structure is made up of a number of different committees and forums, amongst which are: Corporate Technical Forums; the Executive Committee; the Business Health and Safety Committee; the Health and Safety Steering Committee; the Unit Health and Safety Committee; the Processes Health and Safety Committee; the Units Operational Committee and the Transformation Groups, all of which involve the various levels of BRF.

Our activities are in compliance with all the laws and regulations in effect in all the markets in which we are active. We have indicators, targets and programs established in accordance with the periodic risk evaluations that are performed with the direct involvement of our management. Amongst the actions of special note for the promotion of health and safety , are the creation of OHS goals, systematization of KPIs, monitoring and control of risks with a high potential of occurrence, auditing of the units, and governance by committees focused on occupational health and safety issues.

In order to further ensure safe and healthy working conditions and environments for our service providers, we have a Health and Safety at Work (HSE) process for third parties, formally established in the HSE Manual for Third Parties. This manual provides directives on health and safety, and preventative and corrective measures concerning the principal activities and specific risks, whilst also covering topics that involve the classification and documentation required for third parties, amongst others.

Furthermore, the transportation of our products and of raw-materials requires a great deal of travel by third parties. To ensure health and safety in our logistics activities, we have a Health and Safety in Transportation Program.

Through this program, all of our logistics partners are evaluated using different indicators and are considered in relation to corporate regulations on health and safety, assessment criteria concerning the driver, and logistics excellence.

Risk control

GRI 403-2, 403-3, 403-4, 403-9

The risk management in health and safety is performed in a cross-sectional manner, covering all markets and areas. Management of the risk control is in line with the NBR 14280 norm as well , as specific corporate regulations, whilst the injury rate observes the methodology of the Occupational Safety & Health Administration (OSHA). Deaths form part of the injury rates , and the calculation of days off work includes consecutive days, with the count starting the day following the incident.

The processes involve operational and administrative controls to eliminate or minimize threats, accidents, illnesses related to the workplace and deaths. The risks identified are prioritized and discussed at a monthly meeting involving the Board of Directors, Regional Offices and Units, as a means of monitoring the reduction targets. The targets are monitored by a management system that, in addition to the final indicators, measure the interim indicators at each stage of the evolution.

We also investigate all accidents and near accidents and perform an ongoing assessment of the health and safety system involving the monitoring of proactive and reactive indicators. This process is supported by weekly and monthly meetings at all levels of the organization.

We have almost 90 health, safety and environment (HSE) regulations, 67 corporate regulations and 20 rulings on these issues

All processes and employees are covered by the BRF Health and Safety at Work management system, which complies with all applicable legal requirements, above all the Ministry of the Economy's Regulatory Norms of Health and Safety at Work, and the CLT (Consolidated Labor Laws).

In the Risk Management Program, we have a process for the systematic identification, evaluation and handling or mitigation of the risks that exist in the installations, processes and activities developed at BRF, in accordance with international risk management standards (ISO 31000). The management system also includes an element called "Task Risk Mapping". The results obtained are discussed at monthly meetings of the Health and Safety committees and by the management and technical areas.

Furthermore, the classification of hazardous activities and operations is aligned with the activities set out by RN 16 (updated by SEPRT Ordinance N° 1,357, dated December 9, 2019), and the characterization or de-characterization of the risk level is established by means of an expert technical report prepared by a Labor Physician or a Safety at Work Engineer.

The Internal Accident Prevention Commission (CIPA), composed of elected employees, participates in strategic monthly meetings with senior management to better understand the risks and adopt control measures and means of preventing accidents and incidents. The group has full autonomy to express opinions, suggest improvements and intervene in processes when any serious risk is identified.

During the integration, it is explained to all collaborators that they are required to report any accidents, incidents and critical irregularities that may occur. They are also instructed to inform the relevant manager or Cipa of any non-compliance identified, as well as suggest improvements. We also have an Observation and Prevention Program, this being one of the tools used when an employee observes any irregularity or incident and they approach the offender. All employees receive training to ensure that such an approach is made in a friendly manner, in order to avoid discomfort and reprisals.

In 2021, BRF achieved the best safety levels in its entire history, with the lowest number of accidents with or without sick leave, based upon the OSHA. 1,287 injuries (against 1,845 in 2020) were registered, of which 149 (against 234 in 2020) were considered to be serious. The rate of serious injury was 0.78 against 1.26 in 2020 (see the full table in the Annexes). The most common types of serious accident at BRF in 2021 were: fractures, dislocations, cuts, sprains and more serious injuries, relating principally to interventions with machinery and equipment, falls to the floor, and manual activities where knives are involved. GRI 403-9


brf

We recognize that the leading cause of these accidents is still unsafe behavior, followed,to a lesser extent, by conditions of risk. As such, we are constantly working to raise awareness and reinforce prevention practices.

All accidents are recorded in the SIA system within 24 hours of the incident and an investigation commission is formed, depending upon the seriousness of the occurrence. This commission is charged with collecting evidence and analyzing the causes, following which the information is presented to senior management forums. Depending upon the seriousness of the incident, red alerts are issued throughout the Company. GRI 403-2

Training and awareness raising campaigns
GRI 403-5

In order to maximize the understanding of risk and, consequently, improve on mitigating and eliminating it, we host training forums for our employees. Amongst these, of special note are the Company's Health and Safety Policy and the Golden Rules that address the employee integration process, as well as obligatory information on the use, storage and conservation of Personal Protective Equipment (EPP).

For workers who operate special equipment or perform special activities or where such involve a high potential of risk, specific training is provided in accordance with the relevant Regulatory Norms (RNs) and BRF's internal directives. We also provide training on the Operational Procedures of the activities, with guidance on the risks and the required control measures.

In 2021, one highlight was the implementation of the Risk Factor program, aimed at training employees in the perception and awareness of risks and how to mitigate exposure to them. More than 900 Operations Managers and 2,700 employees were trained. In 2022, we have continued with the training of the program's Champion Multipliers as well as with that of all the other BRF teams.

PROCESS ANALYSIS

The technical team composed of Safety Engineers, Management, Ergonomists and the Occupational Health Department is responsible for analyzing any hazards that present a risk of work-related illnesses or relating to accidents at work for each task performed in 100% of the processes.

The assessment results in the classification of these hazards, in an analysis performed jointly by the technical areas and the process managers, and in action plans for each of them. The main focus is the total elimination of the noted hazards and, if this is not possible, the development of mitigation and control risk strategies.

MORE INFORMATION ABOUT

Find out more about our work with health and safety and read our policies and manuals:

> Our Health, Safety and Environment Policy
> Global safety and the environment
HSE for third parties

Employees' health GRI 403-3, 403-6
We have adopted a preventative approach to managing the health care of our employees, with actions being guided by epidemiological studies using the occupational health indicators.

The occupational health management systems are controlled and access is granted solely to members of the health care staff. The employees' medical records are filed in the Health Services where they are kept under the responsibility of the coordinating physician of the Occupational Health Medical Control (PCMSO) coordinator.

Careful assessments of the employees' health are performed as well as assessments of the risks to which they are exposed to ensure the wellbeing of each individual. The medical practices are individual and performed confidentially, ensuring full confidentiality of the information.

Furthermore, in addition to running the required prevention campaigns (concerning sexually transmitted diseases, smoking and alcohol), we encourage healthy lifestyles and habits, also providing health care and dental plans and partnerships with gyms to provide discounts for our employees.

PREVENTATIVE ACTIONS

Specifically in the area of health care, we have adopted a strategy focused on monitoring our employees and on prevention, and this is administrated by the BRF Health Centers. Amongst the programs applied are those aimed at the health care of pregnant women and newborn babies, vaccination drives, changes in lifestyle habits, and other local actions specific to the public in question.

We also have programs such as the Occupational Health Medical Control Program, Respiratory Protection and Hearing Conservation programs, which are geared to ensuring the integrity and wellbeing of our employees.


FAZER
O CERTO
É A NOSSA
CARA.
brf
Doing the right thing is what we do


RESPONSIBILITY IN THE VALUE CHAIN
GRAINS:
procurement of grains, bran and oil, guided by our Grains Purchasing Policy, to feed poultry and pigs
FEED
10,071
tons of feed and *premix* produced in Brazil at 22 feed units
FARMS:
9,900
integrated producers are responsible for the production of 1.72 billion chickens per year and 10.06 million pigs per year
DISTRIBUTION:
54
distribution centers responsible for more than 500,000 deliveries per month, globally, including BRF One Pet
FACTORIES
44
production units, distributed across the Americas, Africa, Asia and the Middle East
POINTS OF SALE:
More than 2 million
tons of food commercialized
LOJA
30,000
suppliers, between centers and branches (approximately)
9,900
integrated producers
+100,000
employees
R$ 5.8 million
contributed by the BRF Institute to social innvovation

HUMAN RIGHTS

GRI 103-2, 103-3 | 408, 103-2, 103-3 | 409, 103-2, 103-3 | 412, 408-1, 409-1, 412-1

To guide our actions on the global stage, just as our business partners have done, in 2021 we published our Corporate Policy on Human Rights. This document provides directives concerning the cross-sectional protection of human rights in compliance with Brazilian and international regulations, such as the Universal Declaration of Human Rights (UDHR) and the Guiding Principles on Business and Human Rights (UNGPs).

Amongst the topics covered are regulations concerning non-discrimination; the right to a fair wage; observance of labor rights and the health and safety of employees and partners; the fight against forced, child and slave labor; freedom of association and free speech, as well as communities' rights to land, including traditional and indigenous communities; and the environment.

BRF fights against all forms of discrimination and expects its employees and partners to always respect diversity and not tolerate discriminatory behavior, thereby guaranteeing fair treatment for all. Cases of non-compliance and/or suspicion of violations should be reported using the Transparency Hotline, which is administrated independently and autonomously to draw together and investigate complaints.

All accusations receive equal treatment and are addressed in order to remedy any violation of human rights inside and outside BRF's operations. Once registered, the accusations aare directed to our internal investigations teams, which investigate the facts and support the different departments in their application of corrective or disciplinary measures.

Responsibility for the integration of human rights into BRF's operations falls to many parties, from senior management through to key-individuals in the areas of Procurement, Grains, Livestock Farming, Human Resources, Compliance and Sustainability.

Other regulations include the Sustainability Policy, the Corporate Regulations for Continued Reputational Analysis of Business Partners, the Business Partners' Code of Conduct, and the Transparency Manual. As well as ensuring human rights, the documents include directives on the prevention of child or forced labor, and on work comparable to slavery.

READ MORE in Supply chain.

100% of the agreements include clauses concerning the issue of Human Rights


www.torfresma.com.b

The significant risks related to child or forced labor, and work comparable to slavery are found in the livestock farming supply chain and in the *commodities* chain, both in Brazil and overseas. As measures designed to mitigate these risks, as well as the regulations, our partners are regularly assessed on their reputation and their histories of court and/or administrative processes relating to the use of child or slave labor, and moral or sexual harassment and discrimination, amongst others.

Of 2,595 potential new business partners evaluated for contracts, we signed agreements with 1,029 of them in 2021, and all of these contain clauses addressing the issue of Human Rights. The companies acquired in the *pet* segment were both evaluated in relation to their human rights records. GRI 412-3

Risks to human rights are mitigated by means of due diligence and the analyses of current and potential partners

Human rights risk management

GRI 412-1, 412-2

To mitigate the risks of violation of human rights, we conduct due diligence processes on our potential and current business partners, prior to signing and/or renewing contracts, business agreements, donations or sponsorships. In 2021, more than 6,500 analyses of the reputations of business partners were undertaken, with the renewal of more than 500 analyses relating to contracts bearing a high risk to the Company.

We also regularly consult the Public Lists published by the Ministry of Labor and Employment, the Brazilian Institute for the Environment and Renewable Natural Resources (Ibama) and the Transparency Portal - the National Register of the Disreputable and Suspended Companies (CEIS), as a means of identifying the inclusion of any partners which possibly appear on these lists and to consider negotiations by the areas involved in the procurement process.



In 2021, 2,595 potential new business partners, considered as being high risk, were analyzed in terms of their risks relating to human rights.

This continuous monitoring and the proper due diligence allows BRF to respond properly and promptly to the new risks of violations to human rights that are identified.

With the new process to establish the traceability of grains, it is also possible to check land areas that overlap onto officially declared indigenous and quilombola lands, with purchases from the areas identified as overlapping in this way being restricted, thus ensuring the respect for life and the use of the land belonging to the traditional communities that occupy these areas.

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Read the Corporate Policy on Human Rights at

It is the responsibility of the Compliance Department to clarify any doubts concerning the Corporate Policy of Human Rights; establish the necessary procedures for its implementation; and adopt preventative measures for the detection and remedying of violations of human rights. It is also responsible for using training sessions and communications for disseminating the regulations on the topic. In this sense, 100%[1] of our employees have been trained in the directive concerning the guaranteeing of human rights, with a total of 3,614 hours of training.

[1]The percentage of 100% refers to 90,837 employees, all of whom were hired before 31-Nov-2021 and are considered active, or in other words, the figure excludes those not participating or who hold formal justification to not participate within the directives established by HR for registration for training.

SUPPLY CHAIN

GRI 102-9, 103-2, 103-3 | 204, 308, 408, 412, 414, 308-1, 308-2, 409-1, 412-1, 414-1

We are a global company, with a long, vibrant and complex chain of suppliers, made up of different partner profiles - including procurement, logistics and *commodities*, as well as our integrated producers. At the end of 2021, our network totaled more than 9,900 integrated livestock farmers and approximately 30,000 suppliers, including centers and branch units.

In relation to *commodities*, our portfolio in 2021 included 1,573 suppliers, amongst which were rural producers, cereal farmers, cooperatives, *trading* companies and retailers, amongst others. In this area, we prioritize the best prices available allied with the best logistical distribution and operational capacity to be able to optimize the costs of the raw materials used.

In 2021, considering BRF's 2,679 production units, 89.22% of all purchases was made from domestic suppliers. As well as stimulating the local economy, the choice of local suppliers allows us to ensure the streamlining of the supplies and neutralize any possible impacts of alterations in the exchange-rate. GRI 204-1

Our chain of suppliers

- **Procurement:** suppliers of packaging, ingredients and inputs, energy resources, general services (IT, public and logistics), CAPEX materials, MRO (maintenance and repair operations) and logistics suppliers (marine and road freight, warehouses, etc.);
- **Commodities:** grain suppliers (corn, sorghum and soy, for example) / soy complex derivatives suppliers (meal and oils, for example);
- **Integrated Partner Producers:** animal farming.

For management in line with our values relating to ethics, human rights, animal welfare, socio-environmental compliance and operational safety, we have a series of norms that need to be followed by all BRF suppliers. Amongst these are the Suppliers' Code of Conduct, the Corporate Policy on Human Rights, the Sustainable Grain Purchasing Policy and the Commitments to Animal Welfare.

Chain Monitoring Program

To ensure that our premises of quality and sustainability are replicated by our suppliers throughout the world, we have a Chain Monitoring Program. From the purchase of the grains through to the freight and logistics services, we monitor our partners to guarantee conduct that is ethical, sustainable, transparent and 100% in line with our objectives.

Structured to strengthen our control over socio-environmental risks, the dissemination of a responsible business model and the evolution of our partners, the Program involves quality audits, publication of the BRF Business Partners' Code of Conduct, consultations of public data and requirements considered in contractual clauses.

Program Requirements

- **Public lists:** once a fortnight, we cross-check the information contained in Brazil's public lists, including that published by the Brazilian Institute for the Environment and Renewable Natural Resources (Ibama), the Ministry of Labor and Employment (MTE) and the National Register of the Disreputable and Suspended Companies (Ceis) with our supplier base. In the event a supplier appears on any one of these lists, their registration is blocked by the system, thus preventing future business, until their situation has been regularized and proven by means of a clearance certificate.
- **BRF Business Partners' Code of Conduct:** this document establishes the rules that should be used to guide our suppliers' ethical and socio-environmental conduct in their relationship with BRF. The aspects of the Code are directly aligned with our internal code, our Transparency Manual, and our sustainability directives and commitments.
- **Human rights and labor practices:** we do not tolerate and, indeed, condemn child labor and any form of work in conditions that are degrading and incompatible with human dignity and which put the health and lives of the worker at risk, including exhausting work days, forced labor and debt bondage. To guide our partners in relation to these fundamental premises, we have published a Corporate Policy on Human Rights (read this policy in Human Rights).
- **Animal welfare:** animal welfare is one of our main concerns. We structure our practices and commitments through the global Animal Welfare Made in BRF program, that incorporates the same corporate regulations for the breeding and slaughter of animals for both our own and integrated units. In this area, we perform regular audits and checks and, in the event of non-compliance being noted, a joint action plan is established for alterations to be made, with the possibility of the agreement being terminated in cases where non-compliance with the established procedures is proven.

We have a Chain Monitoring Program designed to ensure good practices

- **Self-assessment:** our suppliers have to fill out a questionnaire containing technical information with the signing of this self-assessment being monitored. In this document, social and environmental practices found in BRF's Code of Conduct are reinforced.
- **Traceability of Grains:** one of our sustainability commitments is to ensure the traceability of 100% of the grains we acquire in the Amazon and Cerrado regions by 2025. In relation to this, in 2021, in addition to ensuring that 75% of the grains from direct suppliers in the Amazon and Cerrado biomes are tracked, we also launched the Sustainable Grain Purchasing Policy, that reinforces our commitment to the conservation of the environment and to combating deforestation, implementing sustainable solutions to global challenges.

READ MORE
Find out more by clicking here

Contract management and assessment

To prepare and manage contracts and documents, we have had a system that files all mandatory attachments with the processes relating to integrated producers in place since 2019. In 2021, we closed the year with more than 27,000 active contracts in the Procurement area.

All BRF's service providers form part of our post-purchase program that is performed by our production units. Every month we check the labor liabilities, licenses, taxes, Employment and Social Security Document (CTPS) and FGTS. We request evidence such as licenses, tax clearance certificates and proofs of tax, social security and fiscal contributions.

Still in relation to risk prevention, we have a procurement policy that includes directives for negotiation, management, analysis and approval, separation of functions, types of purchase and other regulations pertinent to the business in relation to different types of procurement.

Furthermore, since 2019, we have had a System of Operational Excellence (SEO) throughout the livestock farming chain, focusing on quality, optimization of costs and improvements in the predictability of delivery of the livestock farming processes.

In 2021, more than 98% of our 6,316 suppliers were selected using social and environmental criteria, exceptions were made for concession operators and public service organs, suppliers with their own Codes of Conduct and critical suppliers (in these cases, specific approval flows and handling are adopted). During the negotiation and effective periods of the contract, we evaluate the entire chain in relation to matters such as Compliance, Environment, Social, and Code of Conduct, especially high impact suppliers. Furthermore, 100% of BRF's volume of purchases was made from suppliers who are in compliance with the company's norms and directives in relation to social, environmental and human rights aspects. GRI 414-1, FP1

Furthermore, 98.5% (96% in 2020) of the suppliers of high and medium criticality in the Food category (Ingredients, Packaging, and Raw Materials) were in accordance with the norms and certifications internationally recognized by the GFSI (Global Food Safety Initiative), one of the leading standard-setters in relation to the management of quality in the chain of suppliers.
GRI 308-1, 414-2, FP2

TRACEABILITY AND SUSTAINABLE PURCHASE OF GRAINS

One of our sustainability commitments is to ensure the traceability of 100% of the grains we acquire from Amazon and Cerrado regions by 2025. In 2021, we intensified our activities in pursuit of this goal and achieved fantastic results. A technological platform for territorial monitoring was fully implemented, allowing the tracking of our partners and the monitoring of the sustainable origins of our grains in these regions, thus guaranteeing sustainable supplies.

A high point in this area was the publication of our Sustainable Grain Purchasing Policy, that includes criteria used in the monitoring of suppliers and their productive areas. Amongst its criteria the Policy establishes zero deforestation in the Amazon biome starting in June 2008 and rigid control of deforestation in the Cerrado biome. Also included are criteria on overlapping into the lands of traditional and quilombola communities, conservation units, environmental embargoes and slave labor.

We implemented our land monitoring tool in 2021.

At the end of 2021, we concluded that we had achieved 75% traceability of grains originating from direct suppliers* across the entire range of BRF direct purchasing in the Amazon and Cerrado regions, meaning four states, 61 municipalities and more than a thousand areas were being registered and monitored.

Our next steps will involve assessing the benefits of models, technologies and initiatives for the traceability of indirect suppliers**. We focus the engagement of our partners on joint solutions that provide benefits for the chain as a whole.

Sustainable supply of agricultural commodities

In 2021, we contracted around 1,600 grain, bran and oil suppliers. Raw materials are essential for our production and, to meet our demands, we have a department that is specifically focused on the process of procurement, logistics, receipt, processing and storage of these commodities, as well as rigid control of the socio-environmental risks and compliance that could influence this business. This control was reinforced even more in 2021 with the advances made in traceability and the publication of the Sustainable Grain Purchasing Policy.



* **Direct suppliers**: these are the suppliers who provide grains directly to BRF. E.g.: rural producers

** Indirect suppliers: these are the suppliers who act as intermediaries in the purchase and sale process, such as trading companies, cooperatives, cereal farmers, crushers and other traders.



In 2021, we assessed 100% of our suppliers regarding to environmental impacts. In total, 1,084 were classified as potential high risk suppliers according to two criteria: location and indirect suppliers**. In the location criteria, suppliers in the Amazon and Cerrado regions were included. These are sensitive biomes that are susceptible to environmental damage. In relation to the indirect suppliers**, these were classified as carrying a potential high risk due to their dependence on other suppliers. Through this initiative, we are extending and implementing greater restrictions on the socio-environmental monitoring of the chain. To mitigate these potential impacts, all of our suppliers are required to read and sign the company's Partners' Code of Conduct. This includes a range of directives concerning how to meet our rigid socio-environmental criteria. GRI 414-2.

* Direct suppliers: these are the suppliers who provide grains directly to BRF. E.g.: rural producers

** Indirect suppliers: these are the suppliers who act as intermediaries in the purchase and sale process, such as trading companies, cooperatives, cereal farmers, crushers and other traders.

Compliance management in the grain supply chain.

From time to time, the direct suppliers* and the production areas related to our grain supply undergo socio-environmental analyses that monitor the criteria defined by the company in its Sustainable Grain Purchasing Policy

In 2021, restrictions for supply to BRF were placed on 291 areas, belonging to 179 suppliers, due to their not adhering to the criteria defined in the policy.

For analysis of those cases that need more in-depth investigation before a decision can be taken on restrictions, we have established the Grain Sustainability Multi-disciplinary Committee Forming this committee are members of the Commodities, Sustainability, Legal and Compliance boards, all of whom contribute their expertise to the analyses and decision-making.

Nine new cases were submitted for analysis by the Committee in 2021. It was decided that four of them were suitable, albeit with provisos, and negotiations with them have continued together with monitoring. Five, meanwhile, were finalized with a recommendation of restriction until presentation of evidence or proposals for the resolution of the factors evaluated that do not meet the company's criteria.

READ MORE

Access the Sustainable Grain Purchasing Policy

Find out more about our tracking activities

2021


Amazon
Cerrado

March

Implementation of a land registration platform and start of the association of the suppliers' areas.

August

Definition of the socio-environmental monitoring criteria and publication of the Sustainable Grain Purchasing Policy.



December

75% traceability of direct suppliers in Amazon and Cerrado biomes.


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Procurement

We have a wide range of procurement professionals operating in Brazil, the Middle East, Turkey and China. On this front, we have adopted a purchasing policy that guarantees great cost competitiveness, security in the operations and compliance with our directives.

To meet our demand, we work with large corporate contracts, as well as with regional and local contracts, in order to find the best opportunities with gains of scale and speed in the services provided. The process is constantly being audited internally via BRF's own system involving the Internal Controls and Corporate Auditing departments, as well as by external audits.

In cases of proven irregularities, we apply a policy that involves severe consequences. The suppliers are also audited and assessed on their quality and process management. Based upon a recurrence of Non-Compliance Reports (RNCs), plans and actions are undertaken that range from alignments, technical visits, development of alternative suppliers and/or the effective blocking of the partner.

Logistics

More than 2,400 partners are involved in our logistics operations, spread across more than 50 countries in Europe, South Africa, the Middle East, Asia and the Americas, including every Brazilian state. In total, an average of 49 million kilometers are covered per month, involving 13,287 drivers and assistants.

Due to the risks in this area, we have a Health, Safety and Environment in Transportation Program (HSE), that includes initiatives focused on reducing accidents, environmental impacts, combating the sexual exploitation of children and young people on the highways, and compliance with Law 13,103/15, that regulates the truck driving profession in Brazil.

Since its implementation, in 2012, the program has helped lead us to a 64% reduction in the frequency of accidents involving the fleet of more than 9,500 trucks that transport BRF products from the field to the consumer's table throughout Brazil. The result is a reflection of programs that establish strict safety and training measures, such as the use of embedded technology, through telemetry and fatigue sensors in the drivers' cabins, as well as front proximity sensors indicating the risk of collision.

The sensors installed inside the cabins identify risks such driver tiredness or fatigue (a yawn, for example), and a sound alarm is triggered. The system also identifies distractions from driving, such as the use of a cellular phone whilst the vehicle is in motion, and records irregularities on-line in order that they can be immediately addressed. These technologies currently cover around 11,000 drivers and their assistants.

In order to provide support for drivers showing signs of tiredness, we have installed Sleep Alert Rooms on highways in Paraná and

Santa Catarina states. These facilities offer coffee, water and materials on health and safety at the wheel, as well as equipment for physical exercise, such as ergometric bicycles. Furthermore, we require drivers to submit to an annual toxicology test and that they run through a monthly vehicle maintenance *checklist*.

In 2021, 470 logistics suppliers were assessed in relation to socio-environmental impacts. During this period, there was one accident where a truck toppled over. BRF fully mitigated all possible environmental impacts that this accident caused.

Integrated Producers
Making up our chain are more than 9,000 integrated producers who are responsible for the farming of the animals. We have a long-term partnership with these stakeholders, with whom we have integrated production contracts, based upon a system of vertical integration that involves the monitoring, management and control of the adopted practices, in line with the directives for suppliers and BRF's Global Animal Welfare Program.

All of the integrated producers and candidates undergo a compliance assessment for analysis of their position within the definition of a Politically Exposed Person and to understand whether they have any corporate or family relationship with any BRF employees and/or suppliers, which could be seen as a possible conflict of interest.

They are also assessed in relation to sustainability aspects in the governance, economic, social and environmental dimensions, through the Integration Compliance Index, based upon the Regulations for the Expansion and Modernization of the Livestock Farming Integration Structures and the Operational Excellence System (OES).

Through the Chain Monitoring Program, 100% of our producers in Brazil are monitored on aspects of sustainability and compliance, involving topics such as compliance with labor law, prevention of child or forced labor, and work comparable to slavery.

On the environmental front, an area specifically working with Environmental Management and Control is dedicated to monitoring the suppliers and 'extension workers' — employees linked to farming and livestock who make periodic visits to integrated properties.

In 2021, 9,600 integrated producers were assessed. Real or potential negative impacts , were identified in 22 of them and we severed relations with 21 integrated producers as a result of expired licenses that were not renewed. For BRF, it is a non-negotiable premise that all of our integrated producers be properly environmentally licensed and that they fulfill all of the conditions.

Also worthy of mention is 'BRF Week 2021', an event dedicated to the producers in which we reinforce our commitments to sustainability and topics such as the optimization of land use and environmental protection.

We also carry out a satisfaction survey with the producers, to which 84% responded in 2021.

READ MORE
in Animal welfare.

SOCIO-ENVIRONMENTAL ASSESSMENT GRI 308-2, 414-2

In 2021, 19,171 suppliers were assessed in relation to socio-environmental impacts. Of this total, three were identified as having caused real or potential environmental impacts and six as having caused real or potential negative social impacts and their relationships with BRF were terminated.

In Farming, 100% of the properties are monitored in relation to the principal environmental risks, using prior *check lists* and regular visits to the properties. We also monitor 100% of the integrated producers through visits to the farms, where we highlight potential areas of non-compliance. Should the criteria not be remedied 100%, we suspend the housing of the animals until all possible pending issues have been resolved.
GRI 308-2

COMMUNITIES

GRI 103-2, 103-3 | 413, 203-1

BRF's work also involves pushing positive agendas in our neighboring communities, with solutions capable of advancing local development. In 2021, as well as actions taken to combat the pandemic (read **more in Covid-19 and social actions**), through the BRF Institute we have developed projects and actions focused on social innovation, quality of life and wellbeing.

Governance of the BRF Institute is performed by a meeting of associates, an Audit Committee and a board divided between the CEO and the executive board. The technical team is responsible for the activities of the institution and for maintaining an ongoing dialog with stakeholders and communities, with support from the Social Investment Committees, made up of employees from the production units, administrative offices, sales branches and distribution centers.

Corporate directives such as the Social Investment, Corporate Volunteer and Institutional Relations Regulations, as well as the Policies on Sustainability, Donations and Sponsorships, and Human Rights, guide the incorporation of socio-environmental, governance and financial aspects into the practices aimed at the communities.

The priorities for investments and projects are guided by analysis of the data drawn from platforms and from indexes such as the ISE ("*B3 - Brasil, Bolsa e Balcão*") and the Dow Jones Sustainability Index, as well as by Corporate Social

BRF Institute

Commitment:

R$ 400 million

in investments in communities by 2030

Priority fronts:

Foods

that Transform

Education

for the Future



Investment Benchmarking (BISC), a management tool that guides practices according to positive trends and experiences in the market

In total, 346 social actions were performed in 2021, involving almost 2,500 people performing more than 12,000 hours of voluntary work through the BRF Volunteer Program, an initiative designed to engage employees in citizenship and corporate volunteer actions. Added to the volunteer hours dedicated by the directors and Social Investment Committees to management of the Institute, the hours spent on this work were equivalent to R$ 535,000 invested through volunteering. Furthermore, the Company invested more than R$ 5.8 million in the restructuring of the BRF Institute's projects.

Main initiatives

GRI 103,2, 103-3 | 203, 413

The BRF Institute's work takes the form of different initiatives on two priority fronts: 'Food that Transforms' and 'Education for the Future', the second being launched at the end of 2021. Below we would like to present some of the year's highlights:

More than 35 tons of food donated, creating 380,000 meals for people in situations of food insecurity.

Food that Transforms:

'*Cozinhas Solidárias*' program: This initiative, developed and managed by the *Gastromotiva* social organization, aims to encourage the use of food as a tool for social transformation whilst offering food for people in situations of social vulnerability. The program also works to fight waste, as well as providing professional training and education on food and nutrition, whilst encouraging entrepreneurship and the generation of income. In 2021, in partnership with the BRF Institute, 12 kitchens were kept in operation in the cities of São Paulo, Rio de Janeiro, Curitiba and Salvador. The partnership also involved the monthly donation of five tons of proteins, that supplied 36 kitchens in the four cities. In total, more than 35 tons were donated, which contributed to the provision of more than 380,000 meals for people in situations of food insecurity. In 2022, the partnership will be expanded with the Program opening in two more municipalities in the Center-West region and installation of a '*Cozinha Solidária*' in Seropédica.

***Ecco Comunidades*:** The program is an initiative developed jointly by the BRF Institute and the '*Quintessa*' and '*Prosas*' organizations, with the aim of supporting innovative solutions that work to reduce food loss and waste in five municipalities where BRF has operations: Dourados (MS), Lucas do Rio Verde (MT), Nova Mutum (MT), Rio Verde (GO) and Uberlândia (MG). The initiative includes the acceleration and implementation of startup solutions working with the issue, whilst it also plans on strengthening local civil society organizations so that they can monitor and support the development of the projects. In 2021, the Program set out plans for choosing the municipalities and selected eight *startups* to head the acceleration of the pilot schemes five Social Organizations to strengthen them, whilst developing individual diagnostics, *workshops* and mentoring. A total of R$ 1,534,000.00 was invested in the actions and more than 60 local players were mobilized to construct a support network for the solutions. In 2022, five of the eight solutions will be selected to receive investments of R$ 90,000 each and be implemented in five municipalities, at which time targets and indicators will be defined for each pilot.

'*Natal Que Alimenta*': In 2021, the BRF Institute got together with Gastromotiva for the '*Natal que Alimenta*' campaign. Social media influencers and BRF chefs were invited to prepare and distribute Christmas meals to people in situations of food insecurity at the Gastromotiva units located in Rio de Janeiro and São Paulo. In parallel, meals were donated in Curitiba and Salvador, through the Gastromotiva *Cozinhas Solidárias* supported by the IBRF. Through this campaign, more than 40,000 Christmas meals were distributed.

Education for the Reduction of Food Waste

- Study on Food Loss and Waste: this is an initiative developed by the BRF Institute together with the Philanthropy Research Center, part of the José Egydio Setúbal Foundation (FJLES), to advance scientific research into the scenario of food loss and waste in Brazil and solutions in the sphere of social investment. The work performed with doctorate and post-doctorate students from different areas will form the basis for videos and articles on the issue, whilst it will also contribute to the clarification and improvement of social innovation actions.

'*Comida Invisível*': In 2021, the IBRF began its sponsorship of the '*Comida Invisível*' ('Invisible Food') platform, that connects people and companies with social organizations that receive food. The partnership also involves the '*Comida Invisível Educa*' platform, an education initiative with interactive content relating to good practices for full use of foods focused on social organizations that receive donations through the platform. The different contents are available to 100% of the organizations that access *Comida Invisível*'s online space, providing a series of courses, recipes, information and tips for the reduction of waste.

COMMITMENTS TO THE REDUCTION OF WASTE

Amongst the commitments assumed under the BRF Sustainability Plan by 2030 is the promotion of education for 1.5 million people globally concerning the reduction of food waste.

Internally, we have performed pilots in our restaurants using behavioral psychology to avoid waste. As part of the Ecco Platform, we have implemented totems at our manufacturing units, with tips on how employees can reduce food waste.

In 2021, the initiative received an award from Grow+ in the ESG category. In order to expand our external reach, a partnership was signed with *Manual do Mundo*, that created a video specifically developed for and focused on the issue. The content has been watched more than 470,000 times.

The BRF Institute has entered into partnerships and worked on initiatives focused on education and waste reduction. This is the case of the partnerships established with the 'José Egydio Setúbal Foundation', '*Gastromotiva*', '*Prosas*' and '*Quintessa*', '*Comida Invisível*' and '*Mesa Brasil do Sesc*' program. The projects approach education from different angles including scientific production, encouragement of innovation, development of knowledge and skills, cultural actions, and engagement of different stakeholders. They also make it possible for protein to be donated to people in situations of food insecurity through the '*Mesa Brasil do Sesc*' program, that includes the annual partnership with Perdigão for the donation of more than 200,000 pork roast joints throughout the country.

In 2021, R$ 314,000 was invested in the production of content and sponsoring initiatives on the issue. More than 176,000 people were impacted by the education actions for the reduction of food waste in 2021.

Food donations and fighting hunger

The BRF Institute believes that through food it is possible to fight inequalities, create opportunities and change lives. As such, we have developed partnerships and support initiatives designed to combat hunger and which contribute to the reduction of food waste. We support the 'Mesa Brasil do Sesc' and the Ronald McDonald Institute's '7 Casas' initiatives, in the form of donations of proteins to families and children in situations of vulnerability. In 2021, around 600 tons of food were donated through these two partnerships.

'Education Para o Futuro'

- **Support for Unicef:** In 2021, the BRF Institute partnered up with the United Nations Children's Fund (Unicef) to work so that children and adolescents in socially vulnerable situations have access to connectivity, hygiene and social support. The initiative totals R$ 4.5 million in donations and is set to benefit more than 15,000 people, including parents, teachers and schools in regions of Brazil where the country is present.
- **Instituto Ayrton Senna partnership:** Investment of R$ 5 million through a partnership between the BRF Institute and the Ayrton Senna Institute (IAS) focused on the IAS's pedagogical support and educational technologies in more than 1,800 elementary schools in municipalities in Rio Grande do Sul state and Lucas do Rio Verde (MT). The aim of the partnership is to contribute to the recovery of the literacy associated with the socio-emotional and cognitive development of the students.



The priority "Education for the Future" front was launched in 2021, as an unfolding of the work developed by the BRF Institute to tackle the effects of the pandemic

READ MORE
Read more about this and other initiatives.

BRF VOLUNTEER PROGRAM

The BRF Volunteer Program aims to connect the employees and communities where we are present. In 2021, 346 actions were performed in 38 municipalities. Our employees volunteered around 2,500 times, representing more than 12,000 hours of volunteer work benefiting 88,575 people.

Indirect economic impacts GRI 103- 2, 103- 3 | 203, 203-2, 413-1, 413-2

By understanding the indirect economic impacts we are able to make advances on a long-term sustainability agenda that is aware of the specific opportunities and needs that the municipalities have in relation to regional development. Amongst the significant indirect impacts of the operation, we should highlight the following:

Positives

- Stimulation of municipal economies, with attraction of new businesses and potential suppliers;
- Economic development of the municipality;
- Attraction of investment in infrastructure;
- Job opportunities;
- Mobilization of different players on matters that are of importance to the public, such as entrepreneurship and education;
- Private social investment and corporate philanthropy, promoting local development and a positive social impact.

Negatives

- Unorganized growth;
- Exposure to migrant flows without any infrastructure to accommodate the population needs or the associated risks, such as xenophobia and economic fragility, for example.
- Shared use of natural resources with the communities;
- Effects on the highway infrastructure and municipal public services;
- Risk of exposure to child-adolescent sexual exploitation on the highway, with a greater flow of trucks.

Within this context, of BRF in Brazil's 38 manufacturing units, 75.76% have local development programs based upon the needs of the local communities, 21.21% have stakeholder engagement plans based upon the mapping of the interested parties, and 75.76% have committees and processes involving broad consultations with the community. GRI 102-1, 413-1

Amongst the highlights of 2021, we saw the conclusion of the social diagnosis of the municipality of Seropédica (RJ) by the Elos Institute, with support from the IBRF. During the process, three field trips were made to listen to the different local players, as well as visits to districts, schools and associations, in order to develop action plans for the implementation of a community development methodology, forecast for 2022. The BRF Institute's work in benefit of Turkey was also started, through 'BRF Banvit', with the planting of native trees designed to reforest the region of Bandirma that lies near one of the country's production units.

Animal welfare

FP10, FP11, FP12

The guiding principles of our conduct in relation to animal welfare are ethics and sustainability, as well as the positive transformation of the entire production chain. We have a zero-tolerance policy concerning the maltreatment of animals and we operate in line with best practices, through projects and public targets, whilst we are also guided by certifications, partnerships and collaborative and constructive works with entities that are well-respected in the market.

Our practices are integrated and wide reaching, involving the notion of responsibility from creation right through to the slaughter of the animals. The importance of this issue is supported by our global and cross-sectional commitments, connected to our 2030 Vision.

GLOBAL PROGRAM: ANIMAL WELFARE MADE IN BRF

Through the Animal Welfare Made in BRF program, we have established policies, norms, processes and indicators in accordance with the specific features of each location in which we operate, be they environmental or cultural, climate-related or religious.

The premise of the program is the concept of the five domains of Animal Welfare, an evolution of the Five Animal Freedoms established in 1979 by the Farm Animal Welfare Committee (FAWC). As well as the physiological states of the animals, these domains take into consideration their behavior and mental states.

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Read more about all of our public commitments in the BRF Sustainability Plan and, following that, the main initiatives undertaken in line with **commitments we have made.**



Five Animal Freedoms

1. Nutrition
Proper consumption of nutritious food for a pleasant experience.

2. Environment
Good conditions that offer comfort and security;

3. Health
Animal care procedures for robustness and vitality.

4. Behavior
Varied activities and rewarding challenges;

5. Mental state
Prioritization of comfort, interest and trust to avoid negative experiences

Many different areas of the Company, at all levels, including senior management, are engaged in the program. The key-indicators and the evolution of the public commitments are discussed every month by the operations directors (farming and industrial), as well as by the Vice Presidency of Institutional Relations, Reputation, and Sustainability, and the BRF Institute

We also have a diverse group of specialists and all the decisions relating to the care and installations involving the animals need to receive approval from the technical areas.

In alignment with the program, we have adopted the Animal Welfare Compliance Matrix using our compliance with Brazilian legislation and international protocols as the basis. The tool developed by the team of Animal Welfare specialists, based upon national and international legislation, as well as on internationally recognized protocols, is adopted especially for the pig and poultry slaughter processes and in the agricultural production of broiler chickens, turkeys and pigs.

The units have the autonomy to conduct monthly self-assessments on the main requirements for animal welfare. In the area of livestock, the assessment of the integrated producers is performed in the broiler poultry, turkey and pig chains, with the animal welfare officials performing the assessments on a sample basis.

100% of the broiler chicken, turkey and pig slaughter were assessed on a monthly basis in relation to the criteria of receipt and slaughter of live animals. In total, 372 assessments of the processes involved in the receipt and slaughter of live animals were performed.

In 2021, animal welfare officials evaluated around 2,500 integrated producers, representing around 30% of the producers evaluated.

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Find out more about FAWC

STRENGTH OF GOVERNANCE

In 2021, animal welfare was raised to the Vice-Presidency as part of the creation of the VP of Institutional Relations, Reputation, Sustainability and the BRF Institute (Iris). During the year, the Sustainability Board and Animal Welfare Management was instituted, with teams made up of veterinary doctors and a zoo-technician, dedicated to making advances in our commitment to the issue.

The teams also follow the evolution of the indicators, the monitoring process, the committees, the decision-making and the training sessions related to this issue. In addition to this, we have multi-disciplinary working groups to address specific matters relating to animal welfare, that involve different areas of the company, including Operations, Quality, Planning and Procurement.

The instances of non-compliance identified were monitored and addressed by the wellbeing officials at each unit. Find out more in the sub-item on Management in the Production Chain.

In 2022, we expect to be opening matrices in the swine grandparent and great-grandparent chains, fertile egg production matrices and an incubation unit.

The units are also submitted to second audits by a corporate team, whilst some units are submitted to third audits by certification authorities and clients. In order to correct any instances of non-compliance, an action plan is established for adjustment of the requirements, and this is monitored by the Animal Welfare Officials from each plant.

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Find out more about the Animal Welfare Made by BRF program

TRAINING OF THE TEAM AND ENGAGEMENT OF THE STAKEHOLDERS

GRI 102-43

We believe that raising awareness is an important way of boosting the results of animal welfare. Along these lines, we have a program of ongoing training and qualification. Furthermore, the assessment of gaps, is undertaken, with the results being used to establish a short, medium and long-term action plan.

Our Animal welfare Officials are professionals who, as well as being capable of putting the directives into practice, can train and multiply the qualification of 100% of the employees, integrated producers and third parties who work with live animals, from the incubation and semen centers through to slaughter.

In 2021, 290 Animal Welfare officials were trained, these being professionals from the livestock chain, and those responsible for the the transportation of live cargo and the slaughter of animals. Material was also developed for the poultry and pig slaughter wellbeing technical training school. In relation to the integrated producers, we have training programs involving a technical team (made up of veterinary doctors, zoo-technicians, agronomists and agricultural technicians), undertaken during technical visits and during the weekly meetings with the integrated producers, as well as publication of content on the issue on the Integrated Producers' Portal and in the BRF Rural journal.

We also share our technical knowledge with studies into the Brazilian production scenario, performed by institutions such as the Brazilian Agricultural Research Company (Embrapa), the University of São Paulo (USP), the Federal University of Rio Grande do Sul (UFRGS) and the Federal University of Paraná (UFPR).

Furthermore, with the aim of disseminating concepts of animal welfare to our stakeholders, we have a portal containing a page dedicated to this issue, where we have included the directives adopted by BRF. All of the Animal Welfare Officials receive the reports on the results of the Compliance Matrix at the monthly meetings and on the BRF page.

We also aim to educate the consumer through a webseries that is available on the company's website and on YouTube, as well as through publications on BRF's social media, such as Facebook, LinkedIn and Instagram. The animal welfare is also communicated by the Sadia BIO and Sadia Orgânico lines, that address the differential of animal welfare.

Standards and certifications GRI FP5
Amongst the well-respected certification standards that we adopt are GLOBAL G.A.P., Certified Humane certification, an international certification that considers the quality of life of the animals from birth onwards, and the antibiotic-free product certification.

Currently, 58% of pigs are slaughtered at units certified to third parties, through the North America Meat Institute protocol, exclusively focused on the theme of animal welfare. For broiler chickens, 71% of the animals are slaughtered under third party certifications, in accordance with the National Chicken Council protocol. The audits are conducted by professionals approved by the Professional Animal Auditor Certification Organization (PAACO). In 2021, 7 new poultry and pig slaughter processes were certified, and the other processes were re-certified.

We also actively collaborate in discussions on animal welfare hosted by sector entities such as the Brazilian Association of Animal Protein (ABPA) and the International Poultry Council, both of which we are members of.

We actively participate in the World Animal Protection's 3Ts Alliance and work closely with a global group of specialists. As such, we collaboratively address studies with the aim of ending the practice of physically altering pigs, including tail docking, teeth trimming and surgical castration. The aim is to use the information collected as evidence to improve practices throughout the global industry to benefit the wellbeing pigs.

Currently, 58% of the pig slaughter process is certified by outside organizations.



CERTIFICATIONS OF THIRD PARTIES IN ACCORDANCE WITH INTERNATIONAL ANIMAL WELFARE REGULATIONS

Certification	Unit
2020	
North America Meat Institute - PAACO Pigs	Brazil (Campos Novos, Concórdia, Lajeado BRF and Toledo)
National Chicken Council - PAACO Poultry	Brazil (Capinzal, Chapecó, Concórdia, Serafina Corrêa, Marau, Herval D'Oeste, Toledo, Dois Vizinhos and Mineiros)
Certified Humane	Brazil (Lucas do Rio Verde)
Zero ATB	Brazil (Lucas do Rio Verde)
Global GAP	Brazil (Marau)
2021	
North America Meat Institute - PAACO Pigs	Brazil (Campos Novos, Concórdia, Lajeado BRF, Herval D'Oeste and Toledo)
National Chicken Council - PAACO Poultry	Brazil (Capinzal, Chapecó, Concórdia, Lajeado Minuano, Serafina Corrêa, Marau, Videira, Toledo, Francisco Beltrão, Carambeí, Dois Vizinhos, Lucas do Rio Verde, Mineiros and Rio Verde)
Certified Humane	Brazil (Lucas do Rio Verde)
Zero ATB	Brazil (Lucas do Rio Verde)
Global GAP I.F.A. and C.F.M.	Brazil (Marau)

INTERNATIONAL RANKING

Our commitment is recognized by our performance in the international Business Benchmark on Farm Animal Welfare (BBFAW) ranking. BRF occupied level 2 of the ranking for two consecutive years (2016 and 2017) and currently occupies level 3 (2018, 2019 and 2020).

Companies are classified according to their responsibility and commitment in the following categories: Commitment and Management Policy; Governance and Implementation of Policies; Leadership and Innovation; and Performance and Impact Reports.

We were also classified by the Farm Animal Investment Risk and Return (FAIRR) market instrument as low risk in animal welfare in 2020 and 2021. The aim of the ranking is to construct a global network of investors focused on and engaged in the risks associated with animal production.

Management of the supply chain

We have a system of vertical integration, that involves partnerships with animal breeders. BRF provides the animals (for pigs, the majority of which are bred from their own genetics), inputs and technical support, and the integrated producers participate with the installations, equipment, water, electricity and labor necessary for the creation and development of the herds, in accordance with the directives of the Global Animal Welfare Program. Find out more about our chain in *Responsibility in the Value Chain.*

Our operations involve broiler chickens (Brazil and Turkey), broiler turkeys (Brazil and Turkey) and pigs (Brazil) produced under the supervision and control of BRF through our own operations and those undertaken by our integrated partners. Cattle farming forms no part of the BRF production chain. Beef and lactose products (sourced from dairy cattle farmers) and eggs for industrial use are sourced from ratified suppliers who sign the Suppliers' Code of Conduct document, which includes animal welfare requirements.

In 2021, we started the process of mapping the suppliers of inputs of animal origin. The Animal Welfare management team developed questionnaires on those aspects of most relevance to the issue, with information concerning the methods of creation, slaughter, certification, mutilation and environmental enrichment. These questionnaires were sent out to our beef and lactose products suppliers.

Our intention with this initiative is to guide the chain towards best practices for all the animals that form part of our production chain. In the table we can see the proportion of animals created by BRF and those sourced from suppliers.

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PERCENTAGE OF ANIMALS IN THE BRF PRODUCTS CHAIN

Species	Percentage	Country	Additional notes
Broiler chickens	54.48%	Brazil: 98.16% Turkey: 1.83%	Production of chickens in Turkey and Brazil, 100% together with integrated partners.
Pigs	21.60%	Brazil: 100%	Production allocated in Brazil by integrated partners.
Turkeys	1.62%	Brazil: 99.83% Turkey: 0.17%	Production of Turkeys in Turkey and Brazil, with 100% of production performed together with integrated partners.
Cattle	0.30%	Brazil: 99.82% Turkey: 0.17%	We do not breed or slaughter these animals. The inputs are acquired from outsourced third parties.
Eggs	0.00%	Brazil: 56% Turkey: 44%	We do not breed or slaughter these animals that produce unfertile eggs. The inputs are acquired from outsourced third parties.
Lactose products	0.40%	Brazil: 100%	We do not breed or slaughter animals that produce milk. The lactose products are acquired from companies that deliver the product ready for consumption.

Farming and slaughter
In line with best practices, we follow corporate regulations and instructions on best practices, including in the management of every stage in the farming of poultry and pigs, from breeding to slaughter.

These regulations include adherence to the five fundamental freedoms, zootechnical parameters, such as stocking density, number of feeders and drinking troughs, heating and cooling systems, water quality and quantity, nutritional levels, environment control (temperature, humidity, ventilation, lighting and bedding quality).

The data are periodically monitored by our technical team and tracked through the Lot Tracking Sheet (FAL), which also contains a *checklist* with mandatory points to be inspected.In line with the GLOBALG.A.P. and Certified Humane standards for animal farming and slaughter, we perform monthly checks on indicators such as mortality, density (animals stocked per square meter), animals eliminated, bumblefoot, mortality rate in transport, wounds, and fractures as a means of improving our processes.

In relation to the transportation of our animals, another important aspect of our business, we aim to keep the transportation of live cargo restricted to a maximum of eight hours (well

POLICIES AND PRACTICES, BY SPECIES AND TYPE OF FARMING, RELATED TO PHYSICAL ALTERATIONS AND THE USE OF ANESTHETIC

Species/farming	Types of physical alteration performed on the species	Farming practices applied to these animals and whether anesthetics are used during the physical alterations
Broiler chickens	Physical alterations are not performed on poultry	
Fertile Broiler Chickens	Beak treatment (beak trimming)	100% of the fertile broiler hens have their beaks trimmed in the hatchery using laser equipment. One third of the beak is trimmed in the area with fewer nerve receptors.
Broiler Turkeys	Beak treatment (beak trimming)	100% of the broiler turkeys have their beaks trimmed in the hatchery using laser equipment. One third of the beak is trimmed in the area with fewer nerve receptors.
Pigs	Tail docking	100% of the animals bred in BRF's integration globally have their tails docked by the third day of life to avoid the risk of cannibalism during the growth and fattening phases. This practice is in line with Directive 120/2008 (concerning minimum standards for the protection of pigs).
Pigs	Castration	99% of BRF's animals bred globally undergo immunocastration. Surgical castration is performed on approximately 1% of pigs and only on those animals intended for the production of Prosciutto. For this procedure, the animals are sedated or this practice will be eliminated by 2022.

ZERO TOLERANCE OF MALTREATMENT

At BRF, we have a strict zero-tolerance of animal maltreatment, be it through abuse or neglect. As such, animal welfare forms a part of the partnership agreement with our integrated producers, transport companies and employees. In the event of any irregularity in this regard, an investigation is conducted, and, if confirmed, penalties are applied.

This stance is supported by our public commitments in relation to animal welfare, through the BRF Transparency Manual and our practices throughout the value chain

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Read more in the **BRF Sustainability Plan and in Management of the production chain**

below the maximum limits required by law), ensuring that live animals are not subjected to long-distance trips. We have a committee that involves the Sustainability, Livestock Farming, Operations and HSE departments for the registration of best practices through work instructions. The actions include, for example, simulations for employees to practice taking assertive measures in the event of possible accidents, and we train every one of our drivers who transport live cargo.

Globally, in our slaughtering operations, we demand that the animals are all stunned prior to slaughter. We can confirm that globally, 100% of pigs and turkeys are stunned prior to bleeding.

Poultry
Physical alteration: broiler chickens do not undergo physical changes during their life.



Practices for the farming and slaughter of animals

Space for movement: We stipulate a maximum density for the housing of poultry, both in our own installations and in those of our integrated partners, of 39 kg/m², in line with European directives, considered the best in the world. Around 52% of broiler chickens farmed by BRF globally are slaughtered with a density of less than 30 kg/m².

Cage free: 100% of the fertile egg production centers are cage free with access to the nest, a necessary tool for poultry to be able to express their natural behavior; 56% of the eggs used in industrialized products are sourced from cage free eggs. In Brazil, 100% of our poultry are cage free.

Comfort and environmental enrichment:
We use high quality poultry bedding measuring around 15cm in depth for turkeys and 10cm in depth for hens. The bedding manufacturers ensure that the items (filled with shavings and rice husks) bear quality control guarantees, free from contaminants. In total, 100% of the turkeys have access to pecking objects for them to be able to fully express their natural behavior.

Feeding: broiler chickens have free access to water and food, with a diet prepared by nutritionists according to the developmental needs of each phase of the animal.

Correct temperature: In order to maintain conditions of thermal comfort for the animals, special equipment is used and the maximum and minimum temperatures and humidities of the installations are recorded every day for the control and monitoring of the adopted standards;

Rest time: we respect a minimum of 8 hours of light per day and four hours of dark, thus following the day/night rhythm and the proper light intensity for each phase, in each farming system.

Beak trimming: we use a laser system, instead of a cutting and cauterizing system, on 100% of our turkeys, as well as in the broiler chicken centers, respecting the limit of 1/3 of the upper beak, with this being performed just once in an animal's life.

Respect for regional criteria: we also respect the specific cultural, religious and market demands of our clients and certifications.

Cage-free turkeys: no turkey farmed by BRF globally is confined in a cage, meaning all of them enjoy freedom of movement within the installation.

Fattening turkeys: around 87% of the animal fattening processes are performed in a system of conventional housing, consisting of installations that involve open curtains thus making maximum use of natural light. The other installations operate with a different type of system that allows greater control over the extreme environmental variables, such as temperature and humidity.

Poultry transportation: the transportation of turkeys and chickens is performed in accordance with the directives of the Corporate Committee on Live Cargo Transportation.

Turkey slaughter: the process involving the slaughter of animals follows the principles of animal welfare, with 100% of the turkeys being stunned prior to slaughter.

Assessment and management: All vehicles are checked as soon as they arrive at the factory and the management is performed by professionals trained in animal welfare.

PROCESS INNOVATION

As well as best practices, we constantly seek to implement advanced technologies used worldwide. Amongst these, we can highlight the process of pre-slaughter stunning through the use of gas, implemented at the Marau unit (RS), ensuring that the animals do not regain consciousness prior to slaughter. This model for stunning is the only one of its kind in Brazil.

Furthermore, the units in Marau (RS), Serafina Corrêa (SC), Toledo (PR), Capinzal (SC), Concórdia (SC) and Chapecó (SC) have closed-circuit television (CCTV)* systems installed in key areas of the processes involved in the receipt and slaughter of poultry. This system enables us to monitor the birds during the entire process, from receipt through to the final slaughtering stage, thus ensuring the employment of best practices. In 2022, CCTV will also be installed to monitor the slaughter of pigs.

* The images are solely for internal company use.

Pigs

Assessment and management: 100% of the animals are checked as soon as they arrive at the factory and the management is performed by professionals trained in animal welfare.

Freedom at the installations: all fattening pigs at BRF are free to move around within the installation. The maximum stocking density of pigs at our installations and at those of our integrated partners should follow the vertical system of 0.33kg/m² for the nursery and 0.95m²/100kg for pigs in the termination phase, in accordance with the European directive considered to be one of the best in the world. Currently, 100% of the animals in the nursery phase are housed within the maximum stipulated density.

Weaning: The minimum weaning age should be 21 days, with an average age of 25 days, or in other words, when a piglet enters the fourth week of its life.

Collective gestation: we have adopted a system of collective gestation as mandatory in all of the Company's expansion projects and we have committed ourselves to ensuring that our swine centers have been 100% installed with collective gestation housing by 2026. In 2021, 53.6% of the female herd were housed in collective gestation bays, or in other words, more than 200,000 pigs, in accordance with the European Union's Directive 120/2008.

Castration: 99% of castrations are performed by means of immunocastration (a non-surgical and non-invasive procedure performed using vaccinations with no collateral effects). For the rest (around 1%), surgical castration is performed, but always by the third day of the animal's life, as part of the creation of a specific product line.

Euthanasia in the field: 100% of extension workers use the proper equipment for euthanasia in the field.

Slaughter: 100% of pigs are stunned prior to slaughter.

Abolition of practices: We do not clip or trim any pigs' teeth Exceptions to this trimming policy are performed only in extreme cases, where the wellbeing of the female pig is affected. Furthermore, none of them have their ears altered.

PERCENTAGE OF SPECIES BY TYPE OF HOUSING (%)* GRI FP11

	2019			2020			2021		
Type of housing	Turkeys	Chickens	Pigs	Turkeys	Chickens	Pigs	Turkeys	Chickens	Pigs
Negative pressure (yellow or blue curtains)	3.28	30.35		3.28	31.67		12.5	30.7	
Positive pressure (open curtains and full use of the natural conditions of the space)	96.72	31.2		96.7	27.61		87.5	25.1	
Dark House (black x silver curtains + *cooling* equipment to cool the environment + humidifiers)		38.45			41.12			44.2	
Collective gestation			35			45			53.6
Individual gestation			65			55			46.4

*Not applicable to BRF One Pet.

BRF uses no antibiotics anywhere in the world as a prophylactic on any animals in its production chain

Use of medicines GRI FP12
In relation to the use of antibiotics and medicines in general, we operate in accordance with the scientific evidence of antimicrobial resistance in the human population and with the understanding of the World Health Organization (WHO), that classifies antimicrobials at three levels: critically important, highly important and important.

Our team of veterinary doctors evaluates and ensures the biosecurity, animal welfare, prophylaxis, disease prevention, and maintenance of animal health, constantly seeking alternatives to the use of these drugs in the form of vaccines, prebiotics and probiotics.

At a global level, BRF does not use antibiotics as a prophylactic in animals in its production chain. Nor does it use hormones to increase growth in the integration of poultry and swine. Nor does the Company use antibiotics classified by the World Health Organization as harmful to human health in its poultry chain and we are working to reduce the use of this class of medicines in the pig chain.

Together with the integrated producers, we are focused on preventing disease and we adopt antimicrobials only when necessary. In such cases, our veterinary doctors assess the animals and the presence of injuries through necropsy and any antimicrobials are prescribed by these professionals and registered in the Lot Tracking Sheet. The withdrawal period is strictly observed and inspected.

All the products are acquired and supplied by BRF, and the integrated producers are forbidden from privately using or purchasing any product. The antimicrobials should be in accordance with the regulatory requirements of local legislation and may only be used according to the product license in the country where it is administered. Another requirement is that it should be considered as having been effective by means of an historical analysis of the test for sensitivity to the antibiotics.

Environmental management GRI 103-2, 103-3 | 307

In our manufacturing process, we seek to make efficient use of natural resources, as well as mitigate the environmental impacts stemming from our activities, including in the post-consumption phase.

In relation to this, through the Sustainability Policy, the Health, Safety and Environment Policy (HSE) internal corporate standards and benchmarks such as the ISO 14001 directives, the '*+Excelência*' program, and the Operational Excellence System, we manage potential impacts and opportunities related to natural capital.

Through our internal indicator called the Environmental Sustainability Index (ISA), we monitor indicators of effluents, waste, air emissions, noise, odor, and environmental licenses and permits, as well as the compliance of our operations with the legal requirements and environmental processes.

The ISA's environmental indicators apply to the grain storage units as well as the industrial and livestock units in Brazil and Abu Dhabi. In 2021, we implemented test controls in the industrial and livestock units in Turkey, and these will come to form an integral part of the global indicators with systemic control in 2022. In 2021, BRF saw compliance with the ISA grow by 1.5% against 2020.

Our advances were recognized by our performance in the CDP, reflecting a management that is increasingly more in line with the 2030 Sustainability Vision. We have improved in the areas of Forests, advancing one place, from C to B- in our management of the Soy chain. In relation to the Palm Oil chain, meanwhile, we moved up from D to C. In the area of Climate, due to the establishment of our targets for reduction of greenhouse gas emissions, we also improved our classification, moving up from C in 2020 to B in 2021. In the area of Water, we maintained the same performance level of B-.

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Access our Green Bond Report

INVESTMENTS IN ENVIRONMENTAL PROJECTS[1]

In 2021, we invested R$ 134.6 million in environmental impact reduction processes, in accordance with the categories eligible for *green bonds* issued by BRF , with the aim of maximizing our investments in energy efficiency, renewable energies and reduction of greenhouse gases emissions, amongst other fronts

1 The amount invested is subject to assessment by the external certification authority and may undergo adjustments



Environmental compliance

GRI 307-1

Our management practices are constantly focused on compliance with environmental laws and regulations. Within this context, monthly meetings are held with a multi-disciplinary team, a specialist on the matter (Legal, Environmental and a technical area from the Environmental area), the objective of which is the management of BRF's compliance with the environmental obligations. In 2021, the sum of R$ 1,630,983.52 was received in fines of an environmental nature. The previous year, the sum was R$ 1,144,921.38. There was a reduction in the number of monetary sanctions, dropping from 15 received in 2020 to 11 in 2021. BRF considers a significant fine to be in a sum greater than R$ 150,000.00.

Waste management

GRI 103-2, 103-3 | 306, 306-1, 306-2

The management of waste and recyclability of the packaging that we use forms an integral part of our environmental management. As part of our Operational Excellence System (SEO), we have a Waste Management tool which standardizes the solid waste inventory, and includes specific indicators for managing it. We also have the Hiring and Approval of Third Parties component, which standardizes the management of suppliers in the disposal and treatment of solid waste.

Through the Solid Waste Management Plan we are able to organize initiatives focused on the better management of waste. In relation to control, we work under the premises of the 3 or 5Rs (Refuse, Rethink, Reduce, Reuse and Recycle) throughout the value chain, from suppliers to post-consumption.

In relation to composting, the leading method of disposal is the transformation of waste into organic fertilizer, involving the proper legal and environmentally-adequate disposal. The separation of organic waste and other waste categories (recyclable or non-recyclable) for disposal is also adopted in our administrative operations.

In both our own and integrated farms in Brazil, through the Reverse Logistics Program for Animal Health Waste, hazardous waste is collected from the field and from hatcheries.

In 2021, waste centers were also installed in all units where grains are received and processed. These centers consist of the construction of a civil structure for the separation of solid and liquid waste, as a means of ensuring the correct destination of the waste generated by our grains units, in accordance with the law.

ZERO WASTE IN TURKEY

In the international market, we hold the Zero Waste certification for all our Turkish units. This recognition supports our waste management system and our practices focused on protection of the environment and human health, as well as resources in disposal management processes.

In 2021, we obtained the Zero Waste certification for our turkey slaughter in Izmir and our chicken slaughter and feed manufacture plant in Elazig, in Turkey. In 2020, the chicken slaughter in Bandirma, also in Turkey, and the chicken slaughter and feed manufacture plant in Izmir were also awarded this recognition.

TOTAL SUM OF WASTE DIVERTED FROM DISPOSAL, BY TYPE OF RECOVERY OPERATION[1] (T)* GRI 306-4

	2019	2020	2021
Type	Quantity	Quantity	Quantity
Hazardous waste			
Recycling	197.02	170.87	284.20
Re-refining	52.76	135.94	220.36
Reuse	49.67	1.20	-
Recovery	32.04	7.70	-
On-site storage	5.82	0.30	-
Total	**337.31**	**316.01**	**504.56**
Nonhazardous Waste			
Recycling	36,659.82	37,432.32	67,347.29
Compost	291,937.86	170,009.76	209,733.88
Reuse	5,905.82	7,649.64	242.96
Recovery	32,595.19	71,635.34	2,762.88
Total	**367,098.69**	**286,727.06**	**280,087.01**

*BRF One Pet data has not been included.

[1] All the recovery operations were performed off-site, with the exception of the "on-site storage", that was performed on BRF premises.

TOTAL SUM OF WASTE DIRECTED TO DISPOSAL, BY TYPE OF DISPOSAL[1] (T)* GRI 306-5

	2019	2020	2021
Type	Quantity	Quantity	Quantity
Hazardous waste			
Incineration	377.61	594.01	884.29
Industrial landfill and autoclaving	374.97	369.24	195.68
Total	**752.58**	**963.25**	**1,079.97**
Nonhazardous Waste			
Incorporation into the earth	24,378.22	11,231.27	-
Industrial landfill and autoclaving	104,732.66	140,494.35	115,979.72
Total	**129,110.88**	**151,725.62**	**115,979.72**

*BRF One Pet data has not been included.

[1] All disposal operations were performed off site.

Packaging and recyclability

GRI 103-2, 103-3 | 301, 301-1, 301-3, 306-2

As part of the Sustainability Plan we are committed to making 100% of our packages recyclable, reusable and biodegradable by 2025 The R&D department is already working on this process through the optimization of the packaging structures to reduce the consumption of materials and, at the same time, maintain the level of protection for the product.

We are also working towards the reduction of the grammage and on the use of alternative materials that will continue to ensure the stability and safety of the products. In the case of recyclable packaging,

depending on the product's appearance needs, we use mono-material structures that facilitate the recycling process. For example, the cardboard boxes and rigid packaging used to produce margarine, for example, are made of recyclable materials.

We are committed to making 100% of our packages recyclable by 2025.

MATERIALS USED, BROKEN DOWN BY WEIGHT OR VOLUME (TONS)[1] GRI 301-1

Name of the material	2020	2021
Aluminum	288.48	289.36
Pulp	162,277.78	155,289.86
Collagen	468.56	2,029.27
PS (polystyrene)	1,714.39	2,973.51
HDPS (High-density polystyrene)	119.94	1,452.47
LDPS (Low-density polystyrene)	25,588.59	21,232.73
PET (polyethylene terephthalate)	50.67	608.85
Pp (polypropylene)	20,536.19	15,937.78
Pallet	39,462.82	63,771.68
PVC (Polyvinyl chloride)	2,025.57	1,736.80
PE (polyethylene)	-	30.89
Cellulose casing	3,516.77	3,124.29
Others	56,536.21	33,831.20
Reusable	-	1,598.78
Total consumption	**312,585.98**	**303,907.47**

[1] Materials in the end product. Data relating to Brazil, Turkey and Abu Dhabi. Data relating to BRF One Pet has not been included.

OFFSETTING OF 100% OF QUALY PACKAGING

In 2021, the Qualy brand announced its commitment to offsetting 100% of its margarines and butter pots. By doing so, the brand has designed 100% of its packaging to be recyclable and encourages reuse of its pots. This means it will be promoting the recycling of the same amount of plastic used and contributing to improving the worth of the polypropylene recycling chain in Brazil. For this initiative, we count upon our partnership with the 'eureciclo' company and expect to collect 8,000 tons of material per year.

In the manufacturing processes, all damaged packaging is sent for recycling, thus reducing the environmental impact. In addition to this, some of the cardboard boxes used by BRF are produced from recycled cardboard.

It should be mentioned that our packaging is oriented towards the consumer in relation to the recycling category established by ABNT norm NBR 13230.

Through membership of the Brazilian Association of Food Industries (ABIA), the Company participates in the Sector Packaging Agreement, in line with the National Solid Waste Policy (PNRS), that prescribes a reduction of recyclable waste sent for landfill, amongst other actions.

Together with a number of other companies committed to establishing a reverse logistics plan in the country, BRF is a member of the '*Plataforma Reciclar pelo Brasil*' ('Recycling for Brazil Platform'), which is focused on increasing the amount of recycled waste, increasing the revenue of cooperatives, and improving the income of the waste collectors involved. Up until 2021, the Platform's program had made headway on improvement and management actions in 201 associations and cooperatives in 26 states, directly impacting more than 4,900 members.


Qualy
Cremosa
COM SAL

Climate change GRI 201-2

Climate change and humanity's failure to contain it are amongst the most pressing global risks for the coming years, according to a recent report published by the World Economic Forum. Internally, we have taken into consideration the potential effects of climate change in our operations and in the supply chain and we recognize the vulnerabilities associated with the natural resources and agricultural products that are essential to our activities.

Due to this context and as one of the world's biggest food companies, with an extensive production chain, we have assumed public commitments to maximize our contribution within this agenda.

Net Zero by 2040

In June 2021, we assumed the global commitment to being Net Zero by 2040, in both our own operations and across our entire production chain. This initiative reinforces our ESG agenda and ensures fulfillment of our actions responsibly and innovatively whilst having a positive impact on the environment, the production chain and the communities of which we form a part.

The Net Zero commitment includes actions to reduce 35% of the Scope 1 emissions (direct emissions) and Scope 2 (emissions relating to the generation of purchased energy) by 2030; 12.3% of the emissions in Scope 3 (indirect emissions in the Company's value chain) and, by 2040, the commitment to neutralize residual emissions.

The establishment of these reduction targets was based on our emissions inventories from 2019 and 2020, respectively. As we move forward on this journey, BRF is adhering to the Science Based Targets (SBTi) and the targets are in the process of being validated.

In assuming the commitment to being Net Zero by 2040, the Company has also identified a set of initiatives for its value chain lying on four priority fronts. These include the **Sustainable Purchase of Grains**, the **Promotion of Low Carbon Agriculture**, the increased **Use of Renewable Energy**, especially that from clean sources, and an increase in **Operational Efficiency**.

READ MORE

Read more about all of our **commitments in the BRF Sustainability Plan**

Find out more about our Net Zero commitment


NET ZERO 2040
brf
VEG &TAL
VEG &TAL
VEG &TAL

PRESENCE AT COP26: NET ZERO FROM THE COMMITMENT TO THE TABLE

In 2021, BRF was present at the United Nations Climate Change Conference 2021, COP26, held in Scotland, where we reinforced our commitment to Net Zero and presented innovation on this front.

The emissions of Veg Frango 100% Vegetal, from the Sadia Veg&Tal line, are reduced from the grain to the table through forest conservation. With this announcement, we fulfilled one of our sustainability commitments, that was to make a carbon neutral line available in 2021.

The initiative was honored at the Grow Innovation Awards, taking first place in the ESG category and the projects with impact category.

Management of Greenhouse Gases (GHG)

GRI 103-2, 103-3 | 305, TCFD

As a founding member of the Brazilian GHG Protocol Program, the Company has now been implementing its methodology for the calculation of the annual inventory of greenhouse gases for more than 10 years. In 2021, we began applying our digital journey to the global management of GHG emissions through the use of an automated tool for the collection of data and calculation of emissions, increasing the accuracy and frequency of our monitoring processes.

RECOGNITION

As a result of the commitments we have assumed for a low carbon economy, the initiatives that we have put into motion, and our transparent conduct in managing our emissions, we are listed in the B3 Carbon Efficient Index (ICO2 B3) portfolio. Furthermore, our inventory of Greenhouse Gases (GHG) has been awarded the Gold Seal by the GHG Protocol Brazilian Program and the Company was recognized with the 'Clima Paraná Ouro Plus' seal.

In 2021, we recorded a rise of 10% in Scope 1 and 2 emissions, compared to 2020, and a reduction of 3% in relation to the base-year (2019). The performance of BRF's emissions was greatly impacted by an increase in the GRID emissions factor in Brazil, leading to a significant increase in BRF's Scope 2 emissions in 2021 when compared to 2020. The intensity is calculated using the sum of absolute Scope 1 and Scope 2 emissions divided by the volume produced by BRF.

GRI 305-4, 305-5, TCFD

The mapping, quantification and management of the emissions of the value chain (Scope 3), represents a challenge for any organization, and for BRF it is no different. We are aware of the importance of these emissions and have already identified the chain links of most importance and the main initiatives that can contribute to a reduction in our emissions. The complete roadmap of the emissions in the value chain is under development.

As such, the sources of Scope 3 emissions measured by BRF currently refer to the upstream logistics, external treatment of waste and business trips. In 2021, we registered an increase of 4.6% in our Scope 3 GHG emissions, this being due to the significant rise in waste sent for external treatment through composting and an increase in the distance traveled by the logistics sector to ensure the supply of inputs to the units and transportation of animals in the field.



EMISSION OF GREENHOUSE GASES (t CO_2 EQUIVALENT)[1] GRI 305-1, 305-2, 305-3, 305-5, TCFD

Scope 1	2019	2020	2021	Variation 2021 x 2019
Total gross emissions of CO_2e	337,066.52	304,502.30	318,393.38	-6%
Biogenic emissions - Scope 1	2,090,0691.25	2,033,534.18	2,161,670.02	3%
Scope 2	**2019**	**2020**	**2021**	**Variation 2021 x 2019**
Total gross emissions of CO_2e	240,799.08	203,934.39	240,622.99	-0.1%
Scope 3	**2019**	**2020**	**2021**	**Variation 2021 x 2020**
Total gross emissions of CO_2e	736,489.57	699,695.17	731,895.45	4.6%

[1] All the data, from 2019 to 2021, includes the information from BRF One Pet. The 2019 and 2020 Scope 1 and Scope 2 emissions were recalculated due to the incorporation of the One PET operations and the adjustments of the Global Warming Potentials (GWP), in accordance with the technical note of the Brazilian GHG Protocol Program. The gases included in the calculation are carbon dioxide, nitrous oxide, methane and hydrofluorocarbons. The other gases are not generated by BRF's activities. The data relating to the Scope 1 and Scope 2 emissions are audited by a third party.

INTENSITY OF GREENHOUSE GAS EMISSIONS (SCOPE 1 AND SCOPE 2)[2] GRI 305-4, TCFD

	2019	2020	2021
Total greenhouse gas emissions (t CO_2 equivalent)	577,865.60	508,436.69	559,016.37
Intensity of greenhouse gas emissions	0.119	0.096	0.104

[2] Biogenic emissions not considered

Energy GRI 103-2, 103-3 | 302

As well as striving to ensure the efficient use of electricity, we aim to increase the share of electricity drawn from clean sources by 50% by 2030, thus further supporting our drive towards fulfilling our commitment to Net Zero by 2030.

Amongst the advances made in the value chain in 2021, more than 100 integrated producers installed solar panels at their farms. This initiative was made possible by means of an agreement with the Banco do Brasil, which made a credit limit of R$ 200 million available for the financing of investments in the installation of solar energy panels at our integrated producers' farms.

BRF also has 28,900 hectares of planted forest (with trees such as pine and eucalyptus) in eight states, and 192 farms (100 proprietary farms and 92 leased farms), that serve as a source of renewable energy for our units. The initiative assists in climate regulation and in carbon stocks.

More than 100 integrated producers installed solar panels in 2021

ENERGY FROM RENEWABLE SOURCES

2021, the percentage of energy (fuels and electricity) from renewable sources was

90%

CONSTRUCTION OF SELF-GENERATION PARKS

In 2021, we entered into a partnership with AES Brasil Energia for the formation of a *joint venture* with shared control for the construction of a wind farm at the Eólico Cajuína Complex in Rio Grande do Norte.

The unit will have an installed capacity of 160 Mwm, generating 80 Mwm, that will be traded with BRF through a 15-year energy purchase and sale agreement. The estimated investment for development of the wind farm is approximately R$ 5.2 million per installed MW.

We also entered into an agreement with Pontoon for the construction of a solar energy park in Mauriti and Milagres, in Ceará, with an installed capacity of 320 Megawatts-peak (MWp). 600,000 solar panels are installed across 1,170 hectares, that will allow the energy generated to be distributed to our units located in the South of the country. The park should begin operations in 2024.

Through our partnerships, we are able to meet around 90% of our Brazilian operations' electricity demands, thus mitigating risks of scarcity of supply and allowing us to operate with more competitive costs and achieve our target of obtaining 50% of our electrical energy from clean sources.

The total consumption of energy was 32.03 million GJ, 3.7% higher than 2020. The energy intensity was 5.95 GJ/t in 2021, 1.6% greater in relation to the previous fiscal year.
GRI 302-1, 302-4

ENERGY CONSUMPTION (GJ)* GRI 302-1

Source	2019	2020	2021
Electricity from non-renewable sources			
Natural gas	856,532.97	860,153.82	890,992.16
Petroleum	38,830.36	102,214.12	62,823.89
Nuclear	51,018.30	53,317.67	65,158.08
Coal	213,365.86	372,541.00	391,728.43
Others (Turkey)	7,070.60	7,506.64	0.00
Total	**1,166,818.08**	**1,395,733.25**	**1,410,702.55**
Electricity from renewable sources GRI 302-1			
Hydroelectric	5,625,245.18	6,035,158.26	4,576,254.78
Biomass	691,254.24	197,190.92	630,942.42
Wind	648,623.61	637,052.38	1,731,078.89
Photovoltaic	56,655.74	77,633.43	113,834.71
Geothermal	12,477.52	13,247.01	9,118.09
Total	**7,034,256.28**	**6,960,281.99**	**7,061,228.90**

* All the data, from 2019 to 2021, includes the information from BRF One Pet.

TOTAL ENERGY CONSUMED (GJ) GRI 302-1

	2019	2020	2021
Fuels from non-renewable sources	1,697,371.88	1,954,026.56	1,801,979.10
Fuels from renewable sources	21,115,117.71	20,569,203.34	21,764,940.27
Energy from renewable sources	7,034,256.28	6,960,281.99	7,061,228.90
Energy from non-renewable sources	1,166,818.08	1,395,733.25	1,410,702.55
Total	**31,013,563.95**	**30,879,245.14**	**32,038,850.82**

CONSUMPTION OF FUELS FROM NON-RENEWABLE SOURCES (GJ)[1] GRI 302-1

	2019	2020	2021
BPF	15,726.91	130,696.46	29,326.59
Diesel oil	111,927.70	101,624.87	104,197.20
Natural gas	960,071.84	1,001,717.77	919,260.80
Gasoline	126,849.12	106,090.04	112,398.00
GLP	389,408.26	514,594.34	522,349.83
Shale	93,388.05	99,303.08	114,446.68
Total	**1,697,371.88**	**1,954,026.56**	**1,801,979.10**

[1] All the data, from 2019 to 2021, includes the information from BRF One Pet.

CONSUMPTION OF FUELS FROM RENEWABLE SOURCES (GJ)[1] GRI 302-1

	2019	2020	2021
Sugarcane	190,972.41	170,183.24	132,263.09
Biodiesel	6,805.64	6,321.34	6,462.02
Vegetation or animal oil	156,514.78	213,244.79	160,046.46
Biomass (wood from reforesting)	20,760,824.87	20,179,453.96	21,466,168.70
Total	**21,115,117.71**	**20,569,203.34**	**21,764,940.30**

ENERGY CONSUMED OUTSIDE THE ORGANIZATION (GJ)[1] GRI 302-2

	2019	2020	2021
Total	**5,532,870.20**	**5,636,633.39**	**5,976,170.46**

ENERGY INTENSITY (GJ PER TON OF FOOD PRODUCED)[1] GRI 302-3

	2019	2020	2021
Within the organization	6.38	5.86	5.95



Water GRI 103-2, 103-3 | 303, 303-1, 303-5
We strive for efficient use of water in our operations and in the value chain, our target being to reduce BRF's water consumption indicator by 13% by 2025. As well as ensuring compliance with the legal requirements, we pay great attention to the efficient use of this resource, with a focus on prioritizing reuse whenever possible.

With respect to our commitments, we should highlight the units of Bandirma and Abu Dhabi, where almost 30% of the water consumed has been recycled.

In the value chain, we use our Business Partners' Code of Conduct to provide information on the need to comply with environmental legislation, this involving water usage licenses and their conditions. For our integrated producers, we provide monitoring and orientation services to ensure compliance with the licenses and their conditions on the farms.

Over the course of the year, 59,677.91 ML of water was collected, considering all of BRF's manufacturing sites, meaning a reduction of 0.41% in absolute value compared to 2020. The volume of water consumed in the period, between newly collected water and that returned following treatment, was 8,641 ML, or in other words, 85% of the water we collect is returned having been properly treated. Over the course of 2021, we gauged the maturity of hydro-management at all of the production units and we inserted a chapter into our operational excellence system that standardizes the governance of the hydro-efficiency of our Units, and the issue of water is now a firm item on the agendas of our management and committee meetings. In 2021, we managed to reduce the water indicator by 0.81% in relation to 2020, with special mention going to the performance on the international market, with a 7.3% reduction in its water consumption.

[1] Does not consider the consumption of PET operations or activities not attached to the manufacturing sites.

MANAGEMENT OF RISK RELATING TO WATER SCARCITY

In order to understand the growth in local demand and gauge our exposure to water scarcity, we analyze the drainage basins in those regions where our industrial activities are located and the characteristics of the use of the local hydro-resources.

Through the use of a hydro-vulnerability tool, developed internally using global benchmarks[2], we take two complementary analytical approaches: an internal operational view, related to our routines and activities; and an external, environmental view, tied to the characteristics of the drainage basins where the enterprises operate, and to the multiple uses of water in the regions. We also take part in local and regional hydro-management discussion forums. The indicators from both the approaches are integrated, thus allowing us to monitor hydro-vulnerability.

In 2021, we expanded the tool to our international operations and mapped the industrial units that should be prioritized and monitored. In 2021, around 15,000ML of water was collected from those units representing an average to high level of vulnerability, the majority of which are located in the South of Brazil. All of the Company's units have contingency plans in order to ensure that their activities do not incur significant impacts. GRI 303-3

Management of this matter is handled at various levels within the Company, from local and regional unit-based committees up to Board level. Since 2020, BRF has had a "Water Steering Committee", made up of senior management and technical areas, to streamline the management of its hydro-resources operations.

[2] Aqueduct, CDP Water Security.

RECYCLING AND REUSE OF WATER GRI 303-3, 303-5

Ratio of the volume of water reused and recycled compared to the total volume of new water drawn (%)

2019
7.93

2020
12.10

2021
18.24

WATER CONSUMPTION (ML)* GRI 303-5

	2021
Water withdrawn	59,677.91
Effluents	51,036.83
Water consumption	**8,641.08**

* BRF One Pet data has not been included.

TOTAL VOLUME OF WATER CAPTURED BY SOURCE* (ML)[1] GRI 303-3

Source	2019	2020	2021
Surface water	36,940.69	39,390.70	36,754.83
Groundwater	22,268.55	18,982.32	21,132.51
Third parties water	1,700.89	1,550.59	1,790.57
Total	**60,910.13**	**59,923.61**	**59,677.91**

* BRF One Pet data were not included.
[1] All of the water collected by BRF is classified as fresh water.

Effluents
GRI 303-2

At BRF, we treat all the effluents arising from our activities in order to mitigate environmental damages to the bodies of water and the soil. To better manage and control the effluents, we monitor the effluent discharge standards that vary depending upon the final destination and the parameters set forth in legislation and in water use licenses.

As such, 100% of the water used for the processing of our foods is treated before being returned to the bodies of water in line with the standards established by environmental legislation. In 2021, we maintained an 85% rate of return of water to the environment. It should be stressed that the effluents produced by BRF are organic in nature, or in other words, they are composed principally of proteins and fats and by the biodegradable detergents used in the sanitation process. There are no substances of any particular concern in the effluents.

We also monitor the quality of the rivers where we collect water and discharge our effluents following the due and proper treatment. The information contributes to advance management, focused on the mitigation of possible impacts in the regions where we operate and in the promotion of harmonious interaction with the environment.

We also have a corporate directive that is applicable to our industrial and livestock activities, and which standardizes and guides the activities which generate the effluents in terms of parameters and frequency, for monitoring and

compliance of the discharge of effluents. We also analyze parameters such as organic materials, organochlorine compounds and ecotoxicity. In 2021, we noted a removal level of up to 99% of polluting content when we assessed the Biochemical Oxygen Demand (BOD).

TOTAL VOLUME OF WATER DISPOSED, BY SOURCE* (ML)[1] GRI 303-4

Source	2019	2020	2021
Surface water	5,296.76	50,151.33	51,010.41
Municipal collection system	110.19	131.07	11.53
Ground	246.85	173.51	14.89
Total	**5,653.80**	**50,455.91**	**51,036.83**

*BRF One Pet data has not been included.

[1] In 2021, around 15,000ML os water was disposed of at units presenting a medium-high level of vulnerability, considering that some of them have water reuse systems installed. The majority of these units are located in the South of Brazil.

100% of the water used for the processing of our foods is treated

Biodiversity GRI 103-2, 103-3 | 304

The preservation of biodiversity forms an integral part of our management throughout the value chain and the commitments assumed in the BRF Sustainability Plan. Amongst the highlights, the commitment to ensure the traceability of 100% of the grains acquired in the Amazon and Cerrado regions, tied to the target of achieving Net Zero by 2040, contributes directly to the reduction of deforestation in our chain and, consequently to , the preservation of the biodiversity.

In 2021, one notable advance on this front was the publication of the Sustainable Grain Purchasing Policy, that provides the directives used in the management and monitoring of our grain suppliers. Amongst these is the non-origination of legally or illegally deforested areas in the Amazon biome, as of July 2008. In addition to this, we do not source grains from areas overlapping onto fully protected conservation units designed to conserve local biodiversity.

In relation to management practices, we carry out a process of environmental due diligence on both our new partners and our new operations, in order to ensure responsible activities with the ecosystems. Furthermore, the fortnightly monitoring of socio-environmental public lists, such as Ibama's List of Embargoes and the Black List of Slave Labor, aims to ensure that our business partners meet all the legal requirements of the most important socio-environmental legislation, including that designed to prevent damage to the biodiversity.

Within this context, any irregularities found are analyzed together with the supplier in order to address as a means of remedying the situation or possible dissolution of the contract.

REFORESTATION IN TURKEY

In line with our commitments, in 2021, we initiated the "Banvit Forest" reforestation project in Turkey, under the banner of our Banvit brand. In partnership with the local NGO 'ÇEKÜL' and with support from the BRF Institute, we planted 20,000 pine trees in the region of Bandirma.

5.

GRI



IN THIS CHAPTER:

- GRI Content Index
- Material topics

Summary of the GRI content 102-55

GRI STANDARDS	Contents	Page/URL	Omission	Sustainable Development Goals
GENERAL DISCLOSURES				
GRI 101: Foundation 2016				
GRI 101 has no content				
Organizational Profile				
GRI 102: General disclosures 2016	102-1 Name of the organization	17		
	102-2 Activities, brands, products and services	17*		
	102-3 Location of headquarters	17		
	102-4 Location of operations	14		
	102-5 Ownership and legal form	Publicly-traded company		
	102-6 Markets served	17		
	102-7 Scale of the organization	17		

* BRF does not sell prohibited products or provide prohibited. services.

GRI STANDARDS	Contents	Page/URL	Omission	Sustainable Development Goals
GRI 102: General disclosures 2016	102-8 Information on employees and other workers	82, 83, 84		8, 10
	102-9 Supply chain	97		
	102-10 Significant changes to the organization and its supply chain	17, 40		
	102-11 Precautionary principle or approach	29		
	102-12 External initiatives	59		
	102-13 Membership of associations	59		
Strategy				
GRI 102: General disclosures 2016	102-14 Statement from senior decision-maker	9		
	102-15 Key impacts, risks, and opportunities	9		
Ethics and Integrity				
GRI 102: General disclosures 2016	102-16 Values, principles, standards and norms of behavior	23, 19		16
	102-17 Mechanisms for advice and concerns about ethics	23		

GRI STANDARDS	Contents	Page/URL	Omission	Sustainable Development Goals
Governance				
GRI 102: General disclosures 2016	102-18 Governance structure	22		
	102-30 Effectiveness of risk management processes	29		
	102-33 Communicating critical concerns	29		
	102-34 Nature and total number of critical concerns	29		
Stakeholder engagement				
GRI 102: General disclosures 2016	*102-40* List of stakeholder groups	4		
	102-41 Collective bargaining agreements	In Brazil, Vienna and Chile, 100% of the employees are covered by collective bargaining agreements and represented by workers' unions. In the other countries where BRF operates, the majority of them in the Middle East and Asia, there is no collective bargaining in place due to the local culture and/or legislation.		8
	102-42 Identifying and selecting stakeholders	4		
	102-43 Approach to stakeholder engagement	4, 19, 81, 109, 112		
	102-44 Key topics and concerns raised	4, 5, 6, 7, 8		

GRI STANDARDS	Contents	Page/URL	Omission	Sustainable Development Goals
Reporting practices				
GRI 102: General disclosures 2016	102-45 Entities included in the consolidated financial statements	3		
	102-46 Defining report content and topic Boundaries	3, 4, 5, 6, 7, 8		
	102-47 List of material topics	4, 5		
	102-48 Restatements of information	Amendments to information are to be found in the footnotes of the report.		
	102-49 Changes in reporting	4		
	102-50 Reporting period	4		
	102-51 Date of most recent report	2020.		
	102-52 Reporting cycle	Annual.		
	102-53 Contact point for questions regarding the report	4		
	102-54 Claims of reporting in accordance with the GRI Standards	This report was prepared in accordance with the GRI Standards "Core" option.		
	102-55 GRI content index	136		
	102-56 External assurance	3		

GRI STANDARDS	Contents	Page/URL	Omission	Sustainable Development Goals
MATERIAL TOPICS				
Economic performance				
GRI 103: Management approach 2016	103-1 Explanation of the material topic and its Boundary	4, 5, 6, 7, 8		
	103-2 The management approach and its components	25, 62		
	103-3 Evaluation of the management approach	62		
GRI 201: Economic performance 2016	201-1 Direct economic value generated and distributed	65		8, 9
	201-2 Financial implications and other risks and opportunities due to climate change	34, 127		13
	201-3 Defined benefit plan obligations and other retirement plans	85		
	201-4 - Financial assistance received from government	The total sum of the investment grants received by BRF in Brazil was: 2021: R$ 147 million 2020: R$ 154 million 2019: R$ 188 million.		
Indirect economic impacts				
GRI 103: Management approach 2016	103-1 Explanation of the material topic and its Boundary	4, 5, 6, 7, 8		
	103-2 The management approach and its components	25, 106, 107		
	103-3 Evaluation of the management approach	106, 107		

GRI STANDARDS	Contents	Page/URL	Omission	Sustainable Development Goals
GRI 203: Indirect economic impacts 2016	203-1 Infrastructure investments and services supported	105		5, 9, 11
	203-2 Significant indirect economic impacts	109		1, 3, 8
Procurement practices				
GRI 103: Management approach 2016	103-1 Explanation of the material topic and its Boundary	4, 5, 6, 7, 8		
	103-2 The management approach and its components	25, 97		
	103-3 Evaluation of the management approach	97		
GRI 204: Procurement practices 2016	204-1 Proportion of spending on local suppliers	97		8
Anti-corruption				
GRI 103: Management Approach 2016	103-1 Explanation of the material topic and its Boundary	4, 5, 6, 7, 8		
	103-2 The management approach and its components	23, 25		
	103-3 Evaluation of the management approach	23		
GRI 205: Anti-corruption 2016	205-1 Operations assessed for risks related to corruption	23, 24		16
	205-2 Communication and training about anti-corruption policies and procedures	162		16
	205-3 Confirmed incidents of corruption and actions taken	24		16

GRI STANDARDS	Contents	Page/URL	Omission	Sustainable Development Goals
Anti-competitive Behavior				
GRI 103: Management approach 2016	103-1 Explanation of the material topic and its Boundary	4, 5, 6, 7, 8		
	103-2 The management approach and its components	23, 25		
	103-3 Evaluation of the management approach	25		
GRI 206: Anti-competitive behavior 2016	206-1 Legal actions for anti-competitive behavior, anti-trust, and monopoly practices	23		16
Taxes				
GRI 103: Management approach 2016	103-1 Explanation of the material topic and its Boundary	4, 5, 6, 7, 8		
	103-2 The management approach and its components	25, 37		
	103-3 Evaluation of the management approach	37		
GRI 207: Tax 2020	207-1 Approach to tax	37		1, 10, 17
	207-2 Tax governance, control and risk management	37		1, 10, 17
Materials				
GRI 103: Management approach 2016	103-1 Explanation of the material topic and its Boundary	4, 5, 6, 7, 8		
	103-2 The management approach and its components	25, 124		
	103-3 Evaluation of the management approach	124		

GRI STANDARDS	Contents	Page/URL	Omission	Sustainable Development Goals
GRI 301: Materials 2016	301-1 Materials used by weight or volume	124		8, 12
	301-3 Reclaimed products and their packaging materials	124	In accordance with legislation, the use of primary or secondary packaging manufactured from recycled materials is prohibited.	8, 12
Energy				
GRI 103: Management approach 2016	103-1 Explanation of the material topic and its Boundary	4, 5, 6, 7, 8		
	103-2 The management approach and its components	25, 129		
	103-3 Evaluation of the management approach	25, 129		
GRI 302: Energy 2016	302-1 Energy consumption within the organization	130, 131		7, 8, 12, 13
	302-2 Energy consumption outside of the organization	131		7, 8, 12, 13
	302-3 Energy intensity	131		7, 8, 12, 13
	302-4 Reduction of energy consumption	130		7, 8, 12, 13
Water and Effluents				
GRI 103: Management approach 2016	103-1 Explanation of the material topic and its Boundary	4, 5, 6, 7, 8		
	103-2 The management approach and its components	25, 132		
	103-3 Evaluation of the management approach	132		

GRI STANDARDS	Contents	Page/URL	Omission	Sustainable Development Goals
GRI 303: Water and effluents 2019	303-1 Interactions with water as a shared resource	132		6, 12
	303-2 Management of water discharge-related impacts	133		6
	303-3 Water withdrawal	132, 133		6, 8, 12
	303-4 Water discharge	134		6
	303-5 Water consumption	132, 133		6
Biodiversity				
GRI 103: Management approach 2016	103-1 Explanation of the material topic and its Boundary	4, 5, 6, 7, 8		
	103-2 The management approach and its components	25, 134		
	103-3 Evaluation of the management approach	134		
GRI 304: Biodiversity 2016	304-1 Operational sites owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas	BRF's forest assets designed and intended for energy production cover 28,900 hectares of productive area spread across 8 states and 192 farms, including the company's own farms (100) and leased farms (92). Of this total area, 89% is planted with species belonging to the Eucalyptus genus, 1.5% to the Pine genus, and 0.3% to others (Araucária, Bamboo, Mimosa), whilst 9.2% is open area awaiting the next planting cycle. Of the 192 farms, 41 lie within 10 km of a Conservation Unit (CU). Mais informaçoes, na página 165.		6, 14, 15

GRI STANDARDS	Contents	Page/URL	Omission	Sustainable Development Goals
Emissions				
GRI 103: Management approach 2016	103-1 Explanation of the material topic and its Boundary	4, 5, 6, 7, 8		
	103-2 The management approach and its components	25, 127		
	103-3 Evaluation of the management approach	127		
GRI 305: Emissions 2016	305-1 Direct (Scope 1) GHG emissions	128		3, 12, 13, 14, 15
	305-2 Energy indirect (Scope 2) GHG emissions	128		3, 12, 13, 14, 15
	305-3 Other indirect (Scope 3) GHG emissions	128		3, 12, 13, 14, 15
	305-4 GHG emissions intensity	127, 128		13, 14, 15
	305-5 Reduction of GHG emissions	127.128		13, 14, 15
	305-6 Emissions of ozone depleting substances (ODS)	BRF does not produce, import or export SDO. Some refrigeration gases, not included in the Kyoto protocol but that are classified as SDO, are used by BRF for maintenance of the commercial refrigeration and air-conditioning systems. In this case, the total acquired in 2021 was 1,430 kg CFC-11.		3, 12
	305-7 Nitrogen oxides (NOX), sulfur oxides (SOX), and other significant air emissions	170		3, 12, 14, 15

GRI STANDARDS	Contents	Page/URL	Omission	Sustainable Development Goals
Waste				
GRI 103: Management approach 2016	103-1 Explanation of the material topic and its Boundary	4, 5, 6, 7, 8		
	103-2 The management approach and its components	25, 122		
	103-3 Evaluation of the management approach	122		
GRI 306: Waste	306-1 Waste generation and significant waste-related impacts	122		3, 6, 11, 12
	306-2 Management of significant waste-related impacts	122		3, 6, 11, 12
	306-3 Waste generated		BRF does not nominally disclose information on waste generated by type of residue, since this concerns strategic information that reveals details of the operations. The amounts of hazardous and non-hazardous waste are presented in the indicators by type of destination and recovery operation.	3, 6, 12, 14, 15
	306-4 Waste diverted from disposal	123		3, 11, 12
	306-5 Waste directed to disposal	123		3, 6, 11, 12, 14, 15

GRI STANDARDS	Contents	Page/URL	Omission	Sustainable Development Goals
Environmental compliance				
GRI 103: Management approach 2016	103-1 Explanation of the material topic and its Boundary	4, 5, 6, 7, 8		
	103-2 The management approach and its components	25, 74, 121		
	103-3 Evaluation of the management approach	74, 121		
GRI 307: Environmental compliance 2016	307-1 Noncompliance with environmental laws and regulations	122		16
Supplier environmental assessment				
GRI 103: Management approach 2016	103-1 Explanation of the material topic and its Boundary	4, 5, 6, 7, 8		
	103-2 The management approach and its components	25, 97		
	103-3 Evaluation of the management approach	37		
GRI 308: Supplier environmental assessment 2016	308-1 New suppliers that were screened using environmental criteria	97, 99		
	308-2 Negative environmental impacts in the supply chain and actions taken	97, 104		

GRI STANDARDS	Contents	Page/URL	Omission	Sustainable Development Goals
Employment				
GRI 103: Management approach 2016	103-1 Explanation of the material topic and its Boundary	4, 5, 6, 7, 8		
	103-2 The management approach and its components	25, 82		
	103-3 Evaluation of the management approach	82		
GRI 401: 2016 employment	401-1 New employee hires and employee turnover	171		5, 8, 10
	401-2 Benefits provided to full-time employees that are not provided to temporary or part-time employees	More than 92% of the BRF workforce are employed in Brazil, and all employees are offered the following benefits: life insurance, health care plan, disability aid, parental leave, pharmacy assistance, dental plan, Support program, tele-medicine services and health club agreement. For full time employees, another two benefits are offered: a pension plan and a share acquisition plan.		3, 5, 8
	401-3 Parental leave	174		5, 8

GRI STANDARDS	Contents	Page/URL	Omission	Sustainable Development Goals
Occupational Health & Safety				
GRI 103: Management approach 2016	103-1 Explanation of the material topic and its Boundary	4, 5, 6, 7, 8		
	103-2 The management approach and its components	25, 90		
	103-3 Evaluation of the management approach	90		
GRI 403: Occupational health and safety 2019	403-1 Occupational health and safety management system	90		8
	403-2 Hazard identification, risk assessment and incident investigation	90, 92		3, 8
	403-3 Occupational health services	90, 93		3, 8
	403-4 Worker participation, consultation, and communication on occupational health and safety	90		8, 16
	403-5 Worker training on occupational health and safety	92		8
	403-6 Promotion of worker health	93		3

GRI STANDARDS	Contents	Page/URL	Omission	Sustainable Development Goals
GRI 403: Occupational health and safety 2019	403-7 Prevention and mitigation of occupational health and safety impacts directly linked by business relationships	BRF maintains commercial relations with suppliers that have been ratified in accordance with corporate regulations, with a reputational analysis and compliance with labor commitments with their collaborators. The agreement signed between the parties contains clauses relating to the maintenance of workers' health and safety.		8
	403-8 Workers covered by an occupational health and safety management system	90, 175		8
	403-9 Work-related injuries	90, 91, 176		3, 8, 16
	403-10 Work-related ill health	Over the last three years, there have been no employee deaths as a result of professional illnesses. In 2019, there were 142 cases of professional illnesses, followed by 198 cases in 2020. In 2021, 295 cases were recorded, with the principal causes of these illnesses being attrition (26 cases), undue strain (48), slipping (82) and exposure to noise (25). At present, BRF does not monitor work-related illnesses amongst outsourced workers.		3, 8, 16

GRI STANDARDS	Contents	Page/URL	Omission	Sustainable Development Goals
Training and education				
GRI 103: Management approach 2016	103-1 Explanation of the material topic and its Boundary	4, 5, 6, 7, 8		
	103-2 The management approach and its components	25, 86		
	103-3 Evaluation of the management approach	86		
GRI 404: Training and education 2016	404-1 Average hours of training per year per employee	86		4, 5, 8, 10
	404-2 Programs for upgrading employee skills and transition assistance programs	86		8
	404-3 Percentage of employees receiving regular performance and career development reviews	87, 177		
Diversity and equal opportunity				
GRI 103: Management approach 2016	103-1 Explanation of the material topic and its Boundary	4, 5, 6, 7, 8		
	103-2 The management approach and its components	25, 88		
	103-3 Evaluation of the management approach	88		

GRI STANDARDS	Contents	Page/URL	Omission	Sustainable Development Goals
GRI 405: Diversity and equal opportunity 2016	405-1 Diversity of governance bodies and employees	88, 178		5, 8
	405-2 Ratio of basic salary and remuneration of women to men	88, 182		5, 8, 10
Child labor				
GRI 103: Management approach 2016	103-1 Explanation of the material topic and its Boundary	4, 5, 6, 7, 8		
	103-2 The management approach and its components	25, 95, 97		
	103-3 Evaluation of the management approach	95, 97		
GRI 408: Child labor 2016	408-1 Operations and suppliers at significant risk for incidents of child labor	95		8, 16
Forced or compulsory labor				
GRI 103: Management approach 2016	103-1 Explanation of the material topic and its Boundary	4, 5, 6, 7, 8		
	103-2 The management approach and its components	25, 95, 97		
	103-3 Evaluation of the management approach	95, 97		
GRI 409: Forced or compulsory labor 2016	409-1 Operations and suppliers at significant risk for incidents of forced or compulsory labor	95, 97		8

GRI STANDARDS	Contents	Page/URL	Omission	Sustainable Development Goals
Human rights assessment				
GRI 103: Management approach 2016	103-1 Explanation of the material topic and its Boundary	4, 5, 6, 7, 8		
	103-2 The management approach and its components	25, 95, 97		
	103-3 Evaluation of the management approach	95, 97		
GRI 412: Human rights assessment 2016	412-1 Operations that have been subject to human rights reviews or impact assessments	95, 96, 97		
	412-2 Employee training on human rights policies or procedures	96		
	412-3 Significant investment agreements and contracts that include human rights clauses or that underwent human rights screening	96		
Local communities				
GRI 103: Management approach 2016	103-1 Explanation of the material topic and its Boundary	4, 5, 6, 7, 8		
	103-2 The management approach and its components	25, 105		
	103-3 Evaluation of the management approach	105		
GRI 413: Local communities 2016	413-1 Operations with local community engagement, impact assessments, and development programs	109		
	413-2 Operations with significant actual and potential negative impacts on local communities	109		1, 2

GRI STANDARDS	Contents	Page/URL	Omission	Sustainable Development Goals
Social assessment of suppliers				
GRI 103: Management approach 2016	103-1 Explanation of the material topic and its Boundary	4, 5, 6, 7, 8		
	103-2 The management approach and its components	25, 97		
	103-3 Evaluation of the management approach	97		
GRI 414: Social assessment of suppliers 2016	414-1 New suppliers that were screened using social criteria	97, 99		5, 8, 16
	414-2 Negative social impacts in the supply chain and actions taken	99, 101, 104		5, 8, 16
Political contributions				
GRI 103: Management approach 2016	103-1 Explanation of the material topic and its Boundary	4, 5, 6, 7, 8		
	103-2 The management approach and its components	25		
	103-3 Evaluation of the management approach	25		
GRI 415: Public policy 2016	415-1 Political contributions	25		16
Customer health and safety				

GRI STANDARDS	Contents	Page/URL	Omission	Sustainable Development Goals
GRI 103: Management approach 2016	103-1 Explanation of the material topic and its Boundary	4, 5, 6, 7, 8		
	103-2 The management approach and its components	25, 74, 76		
	103-3 Evaluation of the management approach	74, 76		
GRI 416: Customer health and safety 2016	416-1 Assessment of the health and safety impacts of product and service categories	76		
	416-2 2 Incidents of noncompliance concerning the health and safety impacts of products and services	In 2020, BRF recorded 20 cases of noncompliance resulting in fines or penalties. In 2021, 39 cases were recorded.		16
Food Processing Sector Disclosures - Customer health and safety	FP5 - Percentage of production volume manufactured in sites certified by an independent third party according to internationally recognized food safety management system standards.	78		3

GRI STANDARDS	Contents	Page/URL	Omission	Sustainable Development Goals
Food Processing Sector Disclosures - Customer health and safety	FP6 Percentage of total sales volume of consumer products, by product category, that are lower in saturated fat, trans fats, sodium and added sugars	Over the last year, there were no specific launches of products with low levels of saturated or trans fats, sodium or added sugars, or addition of nutrients. However, we have continued working in categories presenting opportunities for improvement in formulation, in order to meet labeling regulations, and monitoring consumer trends through the Sadia *Livre&Lev* lines, with products that are free of additives and which contain natural ingredients, and the *Veg&Tal* line, with a portfolio developed around a vegetable base, as reported in the Nutrition and Healthiness topic.		2
	FP7 Percentage of total sales volume of consumer products, by product category, that contain increased nutritious ingredients like fiber, vitamins, minerals, phytochemicals or functional food additives	Over the last year, there were no specific launches of products with low levels of saturated or trans fats, sodium or added sugars, or addition of nutrients. However, we have continued working in categories presenting opportunities for improvement in formulation, in order to meet labeling regulations, and monitoring consumer trends through the Sadia *Livre&Lev* lines, with products that are free of additives and which contain natural ingredients, and the *Veg&Tal* line, with a portfolio developed around a vegetable base, as reported in the Nutrition and Healthiness topic.		2

GRI STANDARDS	Contents	Page/URL	Omission	Sustainable Development Goals
Marketing and labeling				
GRI 103: Management approach 2016	103-1 Explanation of the material topic and its Boundary	4, 5, 6, 7, 8		
	103-2 The management approach and its components	25, 74, 79		
	103-3 Evaluation of the management approach	74, 79		
GRI 417: Marketing and labeling 2016	417-1 Requirements for product and service information and labeling	79		12
	417-2 Incidents of noncompliance concerning product and service information and labeling	In 2020, there were 13 cases of non-compliance in relation to labeling and six cases in 2021.		16
	417-3 Incidents of noncompliance concerning marketing communications	In 2019, just one case of non-compliance was identified by the Self-regulation Board. In 2020, there were two cases of non-compliance that led to fines, and two cases of non-compliance with voluntary codes. In 2021, no cases of non-compliance were identified.		16
Customer privacy				
GRI 103: Management approach 2016	103-1 Explanation of the material topic and its Boundary	4, 5, 6, 7, 8		
	103-2 The management approach and its components	25, 37		
	103-3 Evaluation of the management approach	37		

GRI STANDARDS	Contents	Page/URL	Omission	Sustainable Development Goals
GRI 418: Customer Privacy 2016	418-1 Substantiated complaints concerning breaches of customer privacy and losses of customer data	In 2021, seven cases of complains relating to violations of customer privacy were received from external parties and verified by the company.		16
Socioeconomic compliance				
GRI 103: Management approach 2016	103-1 Explanation of the material topic and its Boundary	4, 5, 6, 7, 8		
	103-2 The management approach and its components	25, 74		
	103-3 Evaluation of the management approach	74		
GRI 419: Socioeconomic compliance 2016	419-1 Noncompliance with laws and regulations in the social and economic area	BRF considers a significant fine to be one in a sum greater than R$150,000. In 2021, a total sum of R$ 657,000 was paid in relation to notifications of a socio-economic nature, with only one of these being classified as significant, with this concerning a notification in the sphere of labor legislation.		16
HEALTHY AND ACCESSIBLE FOOD				
Animal welfare				
Food Processing Sector Disclosures - Animal welfare	FP10 Policies and practices, by species and breed type, related to physical alterations and the use of anesthetic	110		
	FP11 Percentage and total of animals raised and/or processed, by species and breed type, per housing type	110		

GRI STANDARDS	Contents	Page/URL	Omission	Sustainable Development Goals
Food Processing Sector Disclosures - Animal welfare	FP12 Policies and practices on antibiotic, anti-inflammatory, hormone, and/or growth promotion treatments, by species and breed type	110, 120		2
Food Processing Sector Disclosures - Animal welfare	FP13 Total number of incidents of significant non-compliance with laws and regulations, and adherence with voluntary standards related to transportation, handling, and slaughter practices for live terrestrial and aquatic animals	In 2021, fines totaling the sum of R$ 687,852.83 were received, these relating to laws and regulations and adherence to voluntary norms concerning animal transportation, handling and slaughter practices. The instances of non-compliance were monitored by animal welfare officials at each notified unit, together with the Company's operations, sustainability and legal teams. Action plans were developed to be able to correct the instances of non-compliance and absolutely all of the defenses developed by the attorneys were validated by the animal welfare team. As good practice, the actions identified as opportunities for systematic improvement of the process were replicated for all the other units that work with the species that led to the assessment notice.		

TCFD INFORMATION

The TCFD (Task Force on Climate Related Financial Disclosures) is a task force aiming to drive and standardize the disclosure of financial information regarding climate change, in the pillars of governance, risk management, strategy, and metrics and measurements. Over the course of this report, the TCFD signaling has accompanied certain pieces of information showing their adherence to the recommendations made by the protocol, which is one of BRF's primary efforts in disseminating its information referencing the methodologies and frameworks recognized in the market. At this time, we do not intend to fully cover all the recommendations made by the TCFD, but rather to demonstrate the ongoing effort being made by the organization to meet best reporting practices and pursue methodologies aimed at driving them forward.

SUSTAINABLE DEVELOPMENT GOALS	
1. No poverty	9. Industry, innovation and infrastructure
2. Zero hunger	10. Reduced inequalities
3. Good Health and Well-Being	11. Sustainable cities and communities
4. Quality education	12. Responsible consumption and production
5. Gender equality	13. Climate action
6. Clean water and sanitation	14. Life below water
7. Affordable and clean energy	15. Life on land
8. Decent work and economic growth	16. Peace, justice and strong institutions
	17. Partnerships for the goals

6.

ANNEXES



IN THIS CHAPTER:

- GRI supplement
- SASB Indicators
- Assurance Letter
- Corporate information and credits

GRI supplement



GRI 205-2. COMMUNICATION AND TRAINING ON ANTI-CORRUPTION POLICIES AND PROCEDURES

MEMBERS OF THE GOVERNANCE BODY COMMUNICATED WITH AND WHO RECEIVED INSTRUCTION ON ANTI-CORRUPTION POLICIES AND PROCEDURES, BY REGION

Region[1]	Members of the governance organ	2019		2020		2021	
		Communicated	Instructed	Communicated	Instructed	Communicated	Instructed
Brazil	number	10	10	16	16	16	16
	%	100%	100%	100%	100%	100%	100%

[1] Not applicable to the international market. The members of BRF's governance organ are based in Brazil, where the Company's head offices are located.

EMPLOYEES COMMUNICATED WITH AND WHO RECEIVED INSTRUCTION ON ANTI-CORRUPTION POLICIES AND PROCEDURES, BY EMPLOYMENT CATEGORY

Categories	Employees	2019		2020		2021	
		Communicated	Instructed	Communicated	Instructed	Communicated	Instructed
Senior Management	number	74	74	76	76	77	77
	%	100%	100%	100%	100%	100%	100%
Middle Management	number	547	547	608	608	657	657
	%	100%	100%	100%	100%	100%	100%
Supervisors and coordinators	number	2706	2,695	2,919	2,919	3,041	3,041
	%	100%	99.6%	100%	100%	100%	100%
Administrative Staff	number	18,122	17,997	18,146	18,146	16,706	16,706
	%	100%	99.3%	100%	100%	100%	100%
Operations and sales	number	66,380	66,380	71,058	71,058	68,596	68,596
	%	100%	100%	100%	100%	100%	100%
TOTAL	**number**	**87,829**	**87,645**	**92,807**	**92,807**	**89,077**	**89,077**
	%	**100%**	**99.8%**	**100%**	**100%**	**100%**	**100%**

[1] Employees hired through until 30-Nov-2021.[2] Only active employees.[3] Not including employees on leave or with formal justification within the directives stipulated by HR for registration in the system.

As well as employees, 100% of the trainees (1,390) and 100% of the apprentices (370) were communicated with and trained in anti-corruption policies.

BUSINESS PARTNERS COMMUNICATED WITH AND WHO RECEIVED INSTRUCTION ON ANTI-CORRUPTION POLICIES AND PROCEDURES, BY REGION

Region	Business partners	2019		2020		2021	
		Communicated	Instructed	Communicated	Instructed	Communicated	Instructed
Africa	number	0	0	19	0	0	0
	%	0%	0%	100%	0%	0%	0%
Asia	number	0	0	22	0	8	8
	%	0%	0%	100%	0%	32%	32%
Europe	number	0	0	642	0	26	26
	%	0%	0%	100%	0%	1.48%	1.48%
Latam (except Brazil)	number	0	0	39	0	0	0
	%	0%	0%	100%	0%	0%	0%
Brazil	number	30,232	0	26,865	1,030	4,067	4,067
	%	100%	0%	100%	3.83%	11.58%	11.58%
Mena	number	0	0	926	0	3,843	3,843
	%	0%	0%	100%	0%	26%	26%
TOTAL	**number**	**30,232**	**0**	**28,513**	**1,030**	**3,926**	**3,926**
	%	**95.1%**	**0%**	**100%**	**3.61%**	**10.38%**	**10.38%**

OPERATIONAL SITES OWNED, LEASED, MANAGED IN, OR ADJACENT TO, PROTECTED AREAS AND AREAS OF HIGH BIODIVERSITY VALUE OUTSIDE PROTECTED AREAS GRI 304-1[1]

Unit identification[2]	Location (State)	Type of property	Area (ha)	Distance from closest (CU) (up to 10km)	Environmental protection benefits provided by the area
1	Paraná (Brazil)	Proprietary	1.15	5.7	Conserves a stretch of General Fields, which form a unique ecosystem that alternatively contains araucaria pines, gallery forests and rocky outcrops, as well as areas of natural beauty such as canyons and archaeological and pre-historic remnants.
2	Paraná (Brazil)	Proprietary	73.1	3.56	
3	Paraná (Brazil)	Leased farms	336.59	0	
4	Paraná (Brazil)	Leased farms	103.89	5.62	
5	Paraná (Brazil)	Leased farms	41.22	4.88	
6	Paraná (Brazil)	Leased farms	112.47	0	
7	Santa Catarina (Brazil)	Proprietary	135.28	8.3	Multiple sustainable use of the forest resources and scientific research, with an emphasis on methods for sustainable exploration of native forests
8	Santa Catarina (Brazil)	Proprietary	292.17	9	To promote the conservation of significant remains of the Mixed Ombrophylous Forest in the west of the state of Santa Catarina, experimentation and forest management, generation of knowledge, environmental education and the multiple sustainable use of natural resources.

Unit identification[1]	Location (State)	Type of property	Area (ha)	Distance from closest (CU) (up to 10km)	Environmental protection benefits provided by the area
9	Santa Catarina (Brazil)	Proprietary	49.5	2	
10	Rio Grande do Sul (Brazil)	Proprietary	363.9	6.8	
11	Santa Catarina (Brazil)	Proprietary	26.65	2.9	
12	Santa Catarina (Brazil)	Proprietary	167.99	5	
13	Santa Catarina (Brazil)	Proprietary	36.6	5.8	
14	Santa Catarina (Brazil)	Proprietary	8.46	7.5	
15	Santa Catarina (Brazil)	Proprietary	10.38	0.4	To promote the conservation of significant remains of the Mixed Ombrophylous Forest in the west of the state of Santa Catarina, experimentation and forest management, generation of knowledge, environmental education and the multiple sustainable use of natural resources.
16	Santa Catarina (Brazil)	Proprietary	10.02	4.3	
17	Santa Catarina (Brazil)	Proprietary	42.42	0.2	
18	Santa Catarina (Brazil)	Proprietary	91.94	1	
19	Santa Catarina (Brazil)	Proprietary	40.42	5	
20	Santa Catarina (Brazil)	Leased farms	32.61	9.8	
21	Santa Catarina (Brazil)	Leased farms	128.4	3.9	

Unit identification[1]	Location (State)	Type of property	Area (ha)	Distance from closest (CU) (up to 10km)	Environmental protection benefits provided by the area
22	Rio Grande do Sul (Brazil)	Proprietary	30.34	2.9	To promote the conservation of significant remains of the Mixed Ombrophylous Forest in the north of the state in Rio Grande do Sul state and associated environments (steppe) experimentation and forest management, generation of knowledge, environmental education and the multiple sustainable use of natural resources.
23	Santa Catarina (Brazil)	Leased farms	14.77	5.8	To protect representative samples of diverse biological communities characteristic of the Park's ecosystem, especially the Forest containing Araucária and rock vegetation, and protect the key natural processes for the continued existence and evolution of these communities, principally the process of succession.
24	Santa Catarina (Brazil)	Leased farms	40.09	6.8	
25	Paraná (Brazil)	Proprietary	4.28	3.79	Full protection of a portion of the Mixed Ombrophylous Forest, of fauna representing the region, the hydro-resources and other protected environmental resources, as well as their surroundings.
26	Santa Catarina (Brazil)	Proprietary	40.11	5.9	To conserve remnants of the Decidual Seasonal Forest, as compensation for the environmental impacts generated by the Itá Hydroelectric Power Station, on the Uruguay River.
27	Santa Catarina (Brazil)	Leased farms	50.06	6.8	'The purpose is to protect the biodiversity of the Mixed Ombrophylous Forest (Araucaria Forest), formed by araucaria (Araucaria angustifolia), tree fern (Dicksoniasellowiana), embuia (Ocotea porosa), cedar (Cedrelafissilis) and other tree species. It serves as a home for different species of fauna, ranging from cervids (Mazama sp.) to big cats, amongst which are the margay (Leopardus wiedii), jaguarundi (Puma yagouaroundi) and puma (Puma concolor). Species that forms part of an lush landscape, made up of rocky cliffs and canyons, where cactus, such as the leaf cactus (Notocactus linkii), predominate.
28	Santa Catarina (Brazil)	Leased farms	19.04	3.8	

Unit identification[1]	Location (State)	Type of property	Area (ha)	Distance from closest (CU) (up to 10km)	Environmental protection benefits provided by the area
29	Santa Catarina (Brazil)	Proprietary	34.46	9.36	To guarantee the conservation of important remnants of the Araucária Forest, a vegetation native to the Atlantic Rainforest that is highly threatened by anthropic activity and extremely under-represented in the National System of Conservation Units (SNUC).
30	Santa Catarina (Brazil)	Proprietary	483.35	4.5	
31	Paraná (Brazil)	Proprietary	16.95	6.3	To protect one of the most significant remnants of the Atlantic Rainforest in South America, the stage for the Iguaçu River waterfalls and home to important species within Brazil's biodiversity.
32	Mato Grosso do Sul (Brazil)	Proprietary	6.66	8	To preserve the deep base area of the Paragem River, which contains its remaining native Seasonal Semi-Deciduous Forest vegetation, that cloaks almost the entire region in red 'Grande Dourado' flowers and covers around 19 hectares.
33	Pernambuco (Brazil)	Leased farms	230.07	9.8	Conservation of the vegetation of the Seasonal Semi-Deciduous Forest where the threatened Paubrasilia echinata (pau-brasil) tree species is to be found, along with other Atlantic biome species in the North-East region of Brazil, including some members of the Pernambuco Endemism Center. It should be stressed that this region is considered to be one of the most threatened areas of the Brazilian Atlantic Rainforest, containing various species considered to be at high risk of extinction.
34	Pernambuco (Brazil)	Proprietary	28.45	7.3	To preserve a sanctuary for large birds and certain medium-sized mammals. The area may, therefore, function as an ecological micro-corridor between forest systems for these species. Includes the wishes of the community residing in the São Lourenço da Mata region to preserve the Atlantic Rainforest reserves in the State of Pernambuco, allowing activities such as scientific research, environmental education, ecotourism and public visits to take place.

Unit identification[2]	Location (State)	Type of property	Area (ha)	Distance from closest (CU) (up to 10km)	Environmental protection benefits provided by the area
35	Paraná (Brazil)	Leased farms	20.17	4.55	Preservation of the Mixed Ombrophylous Forest or Araucária Forest, hydro-resources, especially waterfalls, the sources and natural springs, as well as the integration between the First and Second Plateaus of Paraná, through the Corridor of Biodiversity that allows the gene flow and transit of wild fauna and the safeguarding of the nesting points and reproduction of bird life.
36	Paraná (Brazil)	Leased farms	57.92	5.2	
37	Paraná (Brazil)	Leased farms	4.01	4.2	
38	Rio Grande do Sul (Brazil)	Leased farms	47.98	6.1	To protect the environmental resources and conservation of the biological diversity.
39	Paraná (Brazil)	Leased farms	101.21	8.87	To protect the last natural remnants of the region that it forms a part, thus preserving all the local biodiversity and guaranteeing generation of the ecosystemic services - direct and indirect benefits that the whole of society receives from the natural environment.
40	Paraná (Brazil)	Leased farms	177.42	2.55	
41	Paraná (Brazil)	Leased farms	82.94	8.29	

[1] None of the Conservation Units (Cus) appear in the IUCN System of the Management Categories of Environmental Protection Areas or in the database of the Ramsar Convention On the other hand, all of the CUs were created in response to Law nº 9,985, dated July 18, 2000, that instituted the National System of Nature Conservation Units.

[2] All are BRF operational sites.

GRI 305-7. SIGNIFICANT AIR EMISSIONS

SIGNIFICANT AIR EMISSIONS (TON.)[1] GRI 305-7

	2019	2020	2021
SOx	1,345.26	1,872.96	1,962.7
NOx	262.61	208.62	284.05
Persistent Organic Pollutants (POP)	0.00	0.00	0.00
Volatile Organic Compounds (COV)	0.00	0.00	0.00
Hazardous Air Pollutants (HAP)	0.00	0.00	0.00
Particulate Matter (PM)	3,006.79	2,133.86	2,776.13
Carbon Monoxide	9,373.47	7,182.43	5,444.30

[1] Data considers the emissions in Brazil, Kizad and Turkey. The methodologies used to determine the data are based on the following standards: Sampling: NBR 10700 - Planning of sampling in ducts and stacks of stationary sources; NBR 10701 - Determination of sampling points in ducts and stacks of stationary sources; NBR 12020 - Gaseous effluents in ducts and stacks of stationary sources - Calibration of equipment used in stack sampling. Flow and Moisture Content: NBR 11967 - Gaseous effluents in ducts and stacks of stationary sources - Determination of moisture content; NBR 10702 - Gaseous effluents in ducts and stacks of stationary sources - Determination of molecular mass on a dry basis; NBR 11966 - Effluents in ducts and stacks of stationary sources - Determination of velocity and flow.



GRI 401-1. NEW EMPLOYEE HIRES AND EMPLOYEE TURNOVER

EMPLOYEES HIRED, BY AGE GROUP

	2019		2020		2021	
	Nr.	Rate	Nr.	Rate	Nr.	Rate
Under 30	14,928	45%	18,942	52%	16,221	49%
30 to 50	5,589	11%	8,695	15%	9,062	16%
More than 50 years old	179	2%	219	2%	320	3%
TOTAL	**20,696**	**22%**	**27,856**	**27%**	**25,603**	**26%**

EMPLOYEES HIRED, BY GENDER

	2019		2020		2021	
	Nr.	Rate	Nr.	Rate	Nr.	Rate
Men	12,600	21%	14,801	24%	13,736	24%
Women	8,096	23%	13,055	31%	11,867	29%
TOTAL	**20,696**	**22%**	**27,856**	**27%**	**25,603**	**26%**

EMPLOYEES HIRED, BY REGION

	2019		2020		2021	
	Nr.	Rate	Nr.	Rate	Nr.	Rate
Asia	3	30%	2	20%	2	25%
Africa	303	201%	21	35%	13	21%
Europe	36	19%	7	4%	5	14%
Latam (except Brazil)	19	43%	8	17%	13	26%
Brazil	19,552	22%	26,544	28%	24,149	26%
Mena (including Turkey)	783	12%	1,274	18%	1,421	20%
TOTAL	**20,696**	**22%**	**27,856**	**27%**	**25,603**	**26%**

EMPLOYEES WHO LEFT THE COMPANY, BY AGE GROUP

	2019		2020		2021	
	Nr.	Rate	Nr.	Rate	Nr.	Rate
Under 30	11,909	36%	12,373	34%	14,994	45%
30 to 50	6,754	13%	6,789	12%	11,101	19%
More than 50 years old	880	9%	624	7%	933	10%
TOTAL	**19,543**	**21%**	**19,786**	**19%**	**27,028**	**27%**

EMPLOYEES WHO LEFT THE COMPANY, BY GENDER

	2019		2020		2021	
	Nr.	Rate	Nr.	Rate	Nr.	Rate
Men	12,079	20%	12,184	20%	15,912	28%
Women	7,464	21%	7,602	18%	11,116	26%
TOTAL	**19,543**	**21%**	**19,786**	**19%**	**27,028**	**27%**

EMPLOYEES WHO LEFT THE COMPANY, BY REGION

	2019		2020		2021	
	Nr.	Rate	Nr.	Rate	Nr.	Rate
Asia	1	10%	2	20%	4	50%
Africa	496	328%	13	22%	11	18%
Europe	463	245%	11	6%	7	19%
Latam (except Brazil)	155	352%	4	8%	10	20%
Brazil	17,882	20%	19,063	20%	25,608	28%
Mena (including Turkey)	546	9%	693	10%	1,388	20%
TOTAL	**19,543**	**21%**	**19,786**	**19%**	**27,028**	**27%**

GRI 401-3.
MATERNITY/PATERNITY LEAVE

PATERNITY AND MATERNITY LEAVES[1]

	gender	2020	2021
Employees eligible for leave	men	60,310	58,556
	women	42,098	43,248
Employees who take the leave in the current year with such leave expected to end during the same current year	men	2,364	2,111
	women	1,211	1,076
Employees who take the leave in the previous year with such leave expected to end during the current year	men	69	75
	women	845	845
Employees who take the leave in the current year with such leave expected to end during following year	men	6	72
	women	602	1,033
Total number of employees who take the leave during the current year	men	2,370	2,183
	women	1,813	2,109
Total number of employees who take the leave with the expectation of returning during the current year	men	2,433	2,186
	women	2,056	1,921
Total number of employees who did not return to work during the period covered by the report following the end of the leave	men	-	-
	women	-	1
Rate of return	men	100%	100%
	women	100%	100%
Rate of retention	men	84%	80%
	women	71%	69%

[1] The indicator includes apprentices, who have the legal right to parental leave, as well as trainees, to whom the organization grants the benefit.

GRI 403-8 (2018). WORKERS COVERED BY AN OCCUPATIONAL HEALTH AND SAFETY MANAGEMENT SYSTEM

EMPLOYEES AND WORKERS COVERED BY AN OCCUPATIONAL HEALTH AND SAFETY MANAGEMENT SYSTEM[1]

		2019	2020	2021
Total number of individuals	Nr.	94,755	102,872	102,251
Individuals covered by an occupational health and safety management system based upon legal requirements and/or recognized standards/ directives	Nr.	87,536	94,967	94,461
	%	92.4%	92.3%	92.4%
Individuals covered by an occupational health and safety management system based upon legal requirements and/or recognized standards/ directives, that has been audited internally.	Nr.	87,536	94,967	94,461
	%	92.4%	92.3%	92.4%
Individuals covered by an occupational health and safety management system based upon legal requirements and/or recognized standards/ directives, that has been audited or certified by an external party.	Nr.	87,536	94,967	94,461
	%	92.4%	92.3%	92.4%

[1] All permanent workers who are not BRF employees but who provide regular services at the company's units (such as drivers, cleaning or restaurant professionals, etc.) are covered by the health and safety management systems. There is still no global monitoring of this indicator.

GRI 403-9 (2018). WORK-RELATED INJURIES

WORK-RELATED INJURIES – EMPLOYEES

	2019	2020	2021
Number of hours worked	180,980,232.13	185,950,987.88	191,808,181.36
Number of fatalities as a result of work-related injuries	1	2	0
Rate of fatalities as a result of work-related injuries	0.01	0.01	0
Number of high-consequence work-related injuries (excluding fatalities)	214	234	149
Rate of high-consequence work-related injuries (excluding fatalities)	1.18	1.26	0.78
Number of recordable work-related injuries (including fatalities)	1,754	1,845	1,287
Rate of recordable work-related injuries (including fatalities)	9.69	9.92	6.71

WORK-RELATED INJURY – WORKERS WHO ARE NOT EMPLOYEES, BUT WHOSE WORK AND/OR LOCATION OF WORK IS CONTROLLED BY THE ORGANIZATION

	2019	2020	2021
Number of hours worked	31,926,893.49	39,030,832.10	39,696,502.44
Number of fatalities as a result of work-related injuries	0	0	0
Rate of fatalities as a result of work-related injuries	0	0	0
Number of high-consequence work-related injuries (excluding fatalities)	68	81	41
Rate of high-consequence work-related injuries (excluding fatalities)	2.13	2.08	1.03
Number of recordable work-related injuries (including fatalities)	147	227	135
Rate of recordable work-related injuries (including fatalities)	4.6	5.82	3.4

GRI 404-3. PERCENTAGE OF EMPLOYEES RECEIVING REGULAR PERFORMANCE AND CAREER DEVELOPMENT REVIEWS

EMPLOYEES RECEIVING PERFORMANCE REVIEWS BY EMPLOYMENT CATEGORY (%)

	2020			2021		
	Men	Women	Total	Men	Women	Total
Senior Management	100%	100%	100%	100%	100%	100%
Middle Management	100%	100%	100%	100%	100%	100%
Supervisors and Coordinators	100%	100%	100%	100%	100%	100%
Administrative staff	100%	100%	100%	100%	100%	100%
Operational and sales	39.01%	17.62%	30.23%	48.67%	24.71%	38.81%
TOTAL	**46.31%**	**27.33%**	**38.56%**	**55.15%**	**34.76%**	**46.71%**

GRI 405-1. DIVERSITY OF GOVERNANCE BODIES AND EMPLOYEES

INDIVIDUALS WITHIN THE ORGANIZATION'S GOVERNANCE ORGANS, BY GENDER (%)

		Members of the governance organs
2019	Men	90.91%
	Women	9.09%
	Total	100%
2020	Men	86.36%
	Women	13.64%
	Total	100%
2021	Men	81.82%
	Women	18.18%
	Total	100%

INDIVIDUALS WITHIN THE ORGANIZATION'S GOVERNANCE ORGANS, BY AGE GROUP (%)

		Members of the governance organs
2019	Under 30	0%
	30 to 50	27.27%
	More than 50 years of age	72.73%
	Total	100%
2020	Under 30	0%
	30 to 50	28.57%
	More than 50 years of age	71.43%
	Total	100%
2021	Under 30	0%
	30 to 50	27.27%
	More than 50 years of age	72.73%
	Total	100%

WORKFORCE BY EMPLOYEE CATEGORY AND GENDER (%)

	2019		2020		2021	
	Men	Women	Men	Women	Men	Women
Senior Management	90.57%	9.43%	86.21%	13.79%	87.18%	12.82%
Middle Management	74.83%	25.17%	75.21%	24.79%	73.41%	26.59%
Supervisors and Coordinators	73.07%	26.93%	71.26%	28.74%	69.64%	30.36%
Administrative Staff	50.60%	49.40%	48.06%	51.94%	48.05%	51.95%
Operational and sales	61.64%	38.36%	59.36%	40.64%	58.16%	41.84%
TOTAL	**61.02%**	**38.98%**	**58.77%**	**41.23%**	**57.72%**	**42.28%**

WORKERS, BY EMPLOYEE CATEGORY AND GENDER (%)

	2019		2020		2021	
	Men	Women	Men	Women	Men	Women
Apprentices	46.30%	53.70%	4.52%	56.48%	45.58%	54.42%
Trainees	44.51%	55.49%	44.08%	55.92%	43.99%	56.01%
TOTAL	**45.82%**	**54.18%**	**43.94%**	**56.06%**	**45.24%**	**54.76%**

EMPLOYEES BY EMPLOYMENT CATEGORY AND AGE GROUP (%)

	2019			2020			2021		
	< 30	30 to 50	> 50 years of age	< 30	30 to 50	> 50 years of age	< 30	30 to 50	> 50 years of age
Senior Management	0.00%	79.25%	20.75%	0.00%	79.31%	20.69%	0.00%	78.21%	21.79%
Middle Management	5.31%	85.91%	8.78%	2.33%	87.29%	10.38%	2.42%	88.67%	8.91%
Supervisors and Coordinators	9.79%	81.89%	8.32%	11.71%	80.60%	7.69%	10.02%	83.31%	6.67%
Administrative Staff	37.05%	57.41%	5.54%	38.13%	56.51%	5.36%	35.28%	60.48%	4.24%
Operational and sales	35.39%	53.54%	11.07%	36.24%	52.56%	11.20%	34.08%	55.60%	10.32%
TOTAL	**34.80%**	**54.71%**	**10.49%**	**35.50%**	**53.94%**	**10.56%**	**33.21%**	**57.13%**	**9.66%**

EMPLOYEES BY EMPLOYMENT CATEGORY AND AGE GROUP (%)

	2019			2020			2021		
	< 30	30 to 50	> 50 years of age	< 30	30 to 50	> 50 years of age	< 30	30 to 50	> 50 years of age
Apprentices	100.00%	0.00%	0.00%	100.00%	0.00%	0.00%	100.00%	0.00%	0.00%
Trainees	96.27%	3.73%	0.00%	97.45%	2.55%	0.00%	95.01%	4.99%	0.00%
TOTAL	**99.00%**	**1.00%**	**0.00%**	**98.73**	**1.27%**	**0.00%**	**98.94%**	**1.06%**	**0.00%**

BLACK EMPLOYEES (BLACK AND MIXED-RACE), BY EMPLOYMENT CATEGORY (%)

	2019	2020	2021
Senior Management	9.43%	8.62%	6.41%
Middle Management	8.08%	8.05%	6.04%
Supervisors and Coordinators	14.53%	17.32%	16.11%
Administrative Staff	2.39%	2.36%	2.27%
Operational and sales	38.51%	40.97%	40.23%
TOTAL	**36.11%**	**38.40%**	**37.58%**

DISABLED EMPLOYEES, BY EMPLOYMENT CATEGORY (%)

	2019	2020	2021
Senior Management	5.66%	5.17%	5.13%
Middle Management	1.85%	1.48%	1.21%
Supervisors and Coordinators	1.77%	1.86%	1.76%
Administrative Staff	0.20%	0.17%	0.20%
Operational and sales	3.26%	3.01%	3.05%
TOTAL	**3.07%**	**2.84%**	**2.90%**

BLACK EMPLOYEES (BLACK AND MIXED-RACE), BY EMPLOYMENT CATEGORY (%)[1]

	2019	2020	2021
Apprentices	42.07%	125.27%	49.08%
Trainees	19.80%	7.90%	27.89%
TOTAL	**36.10%**	**37.55%**	**44.57%**

DISABLED EMPLOYEES, BY EMPLOYMENT CATEGORY (%[1]

	2019	2020	2021
Apprentices	0.22%	1.91%	0.12%
Trainees	0.00%	0.00%	0.00%
TOTAL	**0.16%**	**0.48%**	**0.10%**

[1] The percentages informed include information on employees and workers in Brazil on the total BRF workforce of employees and workers, meaning that the figures could be underestimated.

GRI 405-2. RATIO OF BASIC SALARY AND REMUNERATION OF WOMEN TO MEN

RATIO OF BASIC-SALARY AND REMUNERATION OF WOMEN TO MEN GROUPED BY CATEGORY - BY EMPLOYMENT CATEGORY*

	2019	2020	2021
Senior Management	1.14	1.04	0.92
Middle Management	1.01	1.01	0.98
Supervisors and coordinators	0.97	1.03	1.00
Administrative Staff	0.84	0.85	0.85
Operations and sales	0.86	0.85	0.85

*This indicator was calculated taking into account the average base-salaries of employees in Brazil, with this figure representing 93% of BRF's total number of employees globally.

SASB Indicators

SASB FB-MP-000.A – NUMBER OF PROCESSING AND MANUFACTURING FACILITIES

NUMBER OF PROCESSING AND MANUFACTURING FACILITIES

2019	2020	2021
37	37	44

SASB FB-MP-000.B – ANIMAL PROTEIN PRODUCTION, BY CATEGORY; PERCENTAGE OUTSOURCED

ANIMAL PROTEIN PRODUCTION, BY CATEGORY; PERCENTAGE OUTSOURCED (TONS)

	2019			2020			2021		
	chicken	turkey	pigs	chicken	turkey	pigs	chicken	turkey	pigs
Total production	2,394,950	939,593	70,751	2,428,341	1,056,201	9,408	2,516,173	1,052,496	77,428
Total outsourced production	225,382	-	-	221,993	15,671	-	242,722	21,644	-
Outsourced production (%)	9.41%	0.00%	0.00%	9.14%	1.48%	0.00%	9.65%	2.06%	0.00%

SASB FB-MP-140A.3 – NUMBER OF INCIDENTS OF NONCOMPLIANCE WITH WATER QUALITY PERMITS, STANDARDS, AND REGULATIONS

There were no incidents related to noncompliance with water quality permits, standards and regulations during the period covered by this report.

SASB FB-MP-160A.1 – AMOUNT OF ANIMAL WASTE AND MANURE GENERATED; PERCENTAGE MANAGED ACCORDING TO A NUTRIENT MANAGEMENT PLAN

In Brazil, BRF works on environmental management together with 100% of the integrated producers through the Operational Excellence System. All the properties belonging to integrated producers and all of our own farms receive four-monthly inspections, using the '*Rotas Ambientais Agro*' environmental management tool. During the inspections, the properties are assessed from the perspective of the environment and, consequently, management is performed in relation to the animal waste and excrement on the integrated properties and the company's own farms.

Furthermore, the environmental licensing process includes a description and monitoring of the management and destination of the waste on the property. BRF provides annual support and guidance for all the integrated producers concerning the correct management of the waste generated on the property, whilst it also monitors and assists the entire environmental licensing process. The company also recommends and encourages all the producers to use the waste as organic bio-fertilizers, in line with current legislation.

In 2021, 3,422,160 tons of animal waste and excrement was produced, with this total sum being managed in accordance with the applicable legislation and regulations.

SASB FB-MP-160A.2 – PERCENTAGE OF PASTURE AND GRAZING LAND MANAGED TO NATURAL RESOURCES CONSERVATION SERVICE (NRCS) CONSERVATION PLAN CRITERIA.

BRF has a very intense creation process, or in other words, the animals are farmed in installations without access to external areas, or, subsequently, to grazing. As such, there is no need for the creation or management of grasslands.

SASB FB-MP-160A.3 – PRODUCTION OF ANIMAL PROTEIN BASED UPON CONCENTRATED ANIMAL FEED OPERATIONS (CAFOS).

The CAFO concept is not used in BRF's management process.

SASB FB-MP-250A.1 – GLOBAL FOOD SAFETY INITIATIVE (GFSI) AUDIT (1) NON-CONFORMANCE RATE AND (2) ASSOCIATED CORRECTIVE ACTION RATE FOR (A) MAJOR AND (B) MINOR NON-CONFORMANCES

In 22 audited processes no non-compliances of any relevance were identified. Only isolated irregularities were noted that do not compromise the safety of the products, and these were principally in the procedures/ documents.

However, in two processes, three more serious cases of non-compliance were identified, one being related to the lack of a risks and opportunities plan at the Joody unit, and two at the Bandirma unit, one of which was related to the monitoring procedure of the X-ray equipment and the other to failings in the pest control process. All these cases of non-compliance were addressed with the applicable corrective actions and considered to have been mitigated by the certifying body.

There was a rise in the number of audits for GFSI certification in 2021 in comparison with 2020, due to the new processes that were certified and the postponement of audits in 2020 (due to the pandemic), which led to an increase in the number of cases of non-compliance identified.

In 2021, 163 corrective actions were performed and concluded, with 152 of them relating to lesser cases of non-compliance (a rate of 1.13) and 11 of them to more relevant cases of non-compliance (a rate of 3.67).

	2019	2020	2021
Total number of units or installations that underwent GFSI auditing	21	17	24
Total number of minor cases of non-compliance identified	120	78	134
Total number of major cases of non-compliance identified	0	0	3
Rate of minor cases of non-compliance	5.71	4.59	5.58
Rate of major cases of non-compliance	0	0	0.13

SASB FB-MP-250A.2 – PERCENTAGE OF SUPPLIER FACILITIES CERTIFIED TO A GLOBAL FOOD SAFETY INITIATIVE (GFSI) FOOD SAFETY CERTIFICATION PROGRAM

In 2021, 98% of our direct suppliers of materials met our quality standards, against 96% in 2020. The result is associated with the management of the BRF procurement teams for validation of the internal regulations and efficiency of the BRF IFS Global Markets program in the support and adaptation of small and medium-sized suppliers.

	2021
Total number of facilities of GFSI-certified suppliers	454
Total number of facilities of suppliers	465
Percentage of facilities of GFSI-certified suppliers	98%

SASB FB-MP-250A.3 – (1) NUMBER OF RECALLS ISSUED AND (2) TOTAL WEIGHT OF PRODUCTS RECALLED

No product recalls were undertaken in 2021.

SASB FB-MP-250A.4 – DISCUSSION OF MARKETS THAT BAN IMPORTS OF THE ENTITY'S PRODUCTS

In 2021, following allegations by the Chinese health authorities, activities were suspended at the production units in Marau (RS) - frozen chicken - and in Lucas do Rio Verde (MT) - frozen pork.

The reason for the suspension at the Marau unit was linked to the Chinese authorities' allegation that calluses and hard skin of above acceptable levels had been found on chicken feet. In the case of Lucas do Rio Verde, the suspension was motivated by the Chinese authorities' allegation that signs of thawing had been identified on the packaging of frozen pork in a container.

It should be noted that we perform monthly monitoring of the indicators of our certified plants, such which is tied to the targets established by BRF executives. In 2021, the indicator was aligned with that established for the year, independent of the mentioned cases.

SASB FB-MP-260A.1 – PERCENTAGE OF ANIMAL PRODUCTION THAT RECEIVED (1) MEDICALLY IMPORTANT ANTIBIOTICS AND (2) NOT MEDICALLY IMPORTANT ANTIBIOTICS, BY ANIMAL TYPE

The use of antibiotics on broiler chickens was 2.36 mg/kg, representing an increase of 50% compared to 2020. This was partly due to the Covid-19 pandemic and outbreaks of diseases in specific regions, that increased the challenges posed to the animals' health and well-being. Despite the increased use of antibiotics, the indicator is still considered satisfactory.

In terms of pig production, there was a reduction of 18% in the use of antibiotics when compared to 2020, despite the challenges faced due to the pandemic. BRF has not used antibiotics that are extremely hazardous to human health in the poultry chain (broiler turkeys and chickens), anywhere in the world, since June 2021, and has worked to make it possible to remove this class of medication from pig farming. Neither does the company use antibiotics or hormones designed to increase growth or weight gain in the animals.

SASB FB-MP-260A.1 – PERCENTAGE OF ANIMAL PRODUCTION THAT RECEIVED (1) MEDICALLY IMPORTANT ANTIBIOTICS AND (2) NOT MEDICALLY IMPORTANT ANTIBIOTICS, BY ANIMAL TYPE

	2021
Chickens	
Total production of animal protein	3,342,045
Milligrams per kilogram of animal[1]	2.36
Turkeys	
Total production of animal protein	116,942
Milligrams per kilogram of animal[1]	20.67
Pigs	
Total production of animal protein	1,294,346.18
Milligrams per kilogram of animal[1]	223

[1] we considered the milligrams of medications important to human health, according to the classification of the World Health Organization that establishes a criticality of use of antibiotics, depending upon their impact on the human body.

SASB FB-MP-320A.2 – DESCRIPTION OF EFFORTS TO ASSESS, MONITOR, AND MITIGATE ACUTE AND CHRONIC RESPIRATORY HEALTH CONDITIONS

All the actions defined in the Occupational Health Medical Control Program (PCMSO) are based upon an in-depth analysis of the risks contained in the PPRA. The assessments of each individual take into account the history of exposure to agents and the results of monitoring tests. Based upon the results of the assessments, individual and collective health actions are activated.

SASB FB-MP-410A.2 – PERCENTAGE OF FREE RANGE SHELL EGG SALES

The breeding hens are bred in cage free form in an aviary containing seven to ten females for each male (cock), that fertilizes these hens periodically for the production of fertile eggs. There are no breeding hens in cages due to the need for periodic intercourse for fertilization of the eggs. In 2021, 700,000 eggs from breeding hens were sold, or in other words, 100% of these eggs are sourced from cage free animals.

Other SASB indicators

The SASB indicators in the table below are communicated through correlations with GRI indicators contained in this report*:

SASB indicator code	Title of the indicator	GRI correlation
FB-MP-110a.1	Gross emissions - scope 1	GRI 305-1
FB-MP-110a.2	Discussion of long-term and short-term strategy or plan to manage Scope 1 emissions, emissions reduction targets, and an analysis of performance against these targets	GRI 103-2, 103-3 | 305
FB-MP-130a.1	(1) Total energy consumed, (2) percentage grid electricity, (3) percentage renewable	GRI 302-1
FB-MP-140a.1	(1) Total water withdrawn, (2) total water consumed, percentage of each in regions with High or Extremely High Baseline Water Stress	GRI 303-1
FB-MP-140a.2	Description of the risks of water management and discussion of strategies and practices to mitigate these risks	GRI 103-2, 103-3 | 303
FB-MP-320a.1	(1) Total recordable incident rate (TRIR) and (2) fatality rate	GRI 403-8
FB-MP-410a.1	Percentage of pork produced without the use of gestation crates	FP11
FB-MP-410a.3	Percentage of production certified to a third party animal welfare standard	GRI FP5
FB-MP-430a.1	Percentage of livestock from suppliers implementing the Natural Resources Conservation Service (NRCS) conservation plan criteria or equivalent	N/A
FB-MP-430a.2	Percentage of supplier and contract production facilities verified to meet animal welfare standards	FP2
FB-MP-440a.3	Discussion of strategy to manage opportunities and risks to feed sourcing and livestock supply presented by climate change	GRI 201-2

*In relation to the SASB FB-MP-440a.1 and SASB FB-MP-440a.2 indicators, we are improving our measurements.

Assurance letter

KPMG Auditores Independentes Ltda
Rua Arquiteto Olavo Redig de Campos, 105, 6º andar - Torre A
04711-904 - São Paulo/SP - Brasil
Caixa Postal 79518 - CEP 04707-970 - São Paulo/SP - Brasil
Telefone +55 (11) 3940-1500
kpmg.com.br

Limited assurance report issued by independent auditors

To the Board of Directors and Shareholders of
BRF S. A.
Itajaí - SC

Introduction
We were engaged by BRF S.A. ("BRF" or "Company") to apply limited assurance procedures on the sustainability information disclosed in its 2021 Integrated Report ("Report"), in the accompanying information to this report related to the period ended December 31, 2021.

Responsibilities of BRF's Management
The Management of BRF is responsible for adequately preparing and presenting the sustainability information in the 2021 Integrated Report in accordance with the Standards for Sustainability Report of Global Reporting Initiative – GRI, with the Orientation CPC (Brazilian Accounting Pronouncements Committee) 09 - Integrated Report (which is correlated with the Basic Conceptual Framework of the Integrated Report prepared by the International Integrated Reporting Council - IIRC) and the internal controls determined necessary to ensure this information is free from material misstatement, resulting from fraud or error.

Independent auditors' responsibility
Our responsibility is to express a conclusion about the information in the Report based on a limited assurance engagement conducted in accordance with Technical Communication (TC) 07/2012, which was prepared based on NBC TO 3000 (Assurance Engagements Other Than Audits and Reviews), both issued by the Brazilian Federal Accounting Council - CFC equivalent to international standard ISAE 3000, issued by the International Federation of Accountants and applicable to Non-Financial Historical Information. These standards require compliance with ethical requirements, including independence ones, and the engagement is also conducted to provide limited assurance that the information disclosed in the Report, taken as a whole, is free from material misstatement.

KPMG Auditores Independentes Ltda. ("KPMG") applies Brazilian and international standards on quality control, and consequently maintains a comprehensive quality control system including documented policies and procedures related to compliance with ethical and professional standards, in addition to the legal and regulatory applicable requirements. We comply with the comprehensive code of ethics including detailed independence requirements, established based on the ethical principles of integrity, objectivity, competence and professional care, confidentiality, and professional behaviour.

A limited assurance engagement conducted in accordance with NBC TO 3000 (ISAE 3000) consists mainly of questions and interviews with the Management of BRF and other professionals of the Company involved in the preparation of the information disclosed in the Report and use of analytical procedures to obtain evidence that enables us to reach a limited assurance conclusion about the sustainability information taken as a whole. A limited assurance engagement also requires additional procedures when the independent auditor acknowledges issues which may lead them to believe that the information disclosed in the Report taken as a whole could present material misstatement.

The selected procedures were based on our understanding of the issues related to the compilation, materiality and presentation of the information disclosed in the Report, on other engagement circumstances and also on our considerations regarding areas and processes associated with material sustainability information disclosed where relevant misstatement could exist. The procedures consisted of:

a. Engagement planning: considering the material aspects for BRF's activities, the relevance of the information disclosed, the amount of quantitative and qualitative information and the operational systems and internal controls that served as a basis for preparation of the information in the BRF's Report. This analysis defined the indicators to be checked in details;

b. Understanding and analysis of disclosed information related to material aspects management;

c. Analysis of preparation processes of the Report and its structure and content, based on the Principles of Content and Quality of the *Standards* for sustainability report of the Global Reporting Initiative - GRI (GRI - Standards) and with the Orientation CPC (Brazilian Accounting Pronouncements Committee) 09 - Integrated Report (which is correlated with the Basic Conceptual Framework for Integrated Report, prepared by the International Integrated Reporting Council IIRC);

d. Evaluation of non-financial indicators selected:

- Understanding of the calculation methodology and procedures for the compilation of indicators through interviews with management responsible for data preparation;
- Application of analytical procedures regarding data and interviews for qualitative information and their correlation with indicators disclosed in the Report;
- Analysis of evidence supporting the disclosed information.

e. Analysis of whether the performance indicators omission and justification are reasonable to be accepted associated to aspects and topics defined as material in the materiality analysis of the Company;

f. Comparison of financial indicators with the financial statements and/or accounting records.

We believe that the information, evidence and results we have obtained are sufficient and appropriate to provide a basis for our limited assurance conclusion.

Scope and limitations
The procedures applied to a limited assurance engagement are substantially less extensive than those applied to a reasonable assurance engagement. Therefore, we cannot provide reasonable assurance that we are aware of all the issues that would have been identified in a reasonable assurance engagement, which aims to issue an opinion. If we had conducted a reasonable assurance engagement, we may have identified other issues and possible misstatements within the information presented in the Report.

Nonfinancial data is subject to more inherent limitations than financial data, due to the nature and diversity of the methods used to determine, calculate or estimate these data. Qualitative interpretation of the data's materiality, relevance and accuracy are subject to individual assumptions and judgments. Additionally, we have not examined data related to prior periods, to evaluate the adequacy of policies, practices and sustainability performance, nor future projections.

Conclusion
Based on the procedures performed, described in this report, we have not identified any relevant information that leads us to believe that the information in the 2021 Integrated Report is not fairly stated in all material aspects in accordance with the Standards for Sustainability Report of Global Reporting Initiative - GRI (GRI- Standards), with the Orientation CPC (Brazilian Accounting Pronouncements Committee) 09 - Integrated Report (which is correlated with the Basic Conceptual Framework for Integrated Report, prepared by the International Integrated Reporting Council - IIRC) and with the records and files that served as the basis for its preparation.

São Paulo, April 28th, 2022

KPMG Auditores Independentes Ltda.
CRC 2SP014428/O-6
(Original report in Portuguese signed by)
Sebastian Yoshizato Soares
Accountant CRC 1SP257710/O-4

Credits

GENERAL PROJECT COORDINATION – BRF

Sustainability Department
Investors Relations Department

EDITORIAL COORDINATION,
GRI CONSULTING AND DESIGN

grupo report - rpt.sustentabilidade

Writing and Editing
Guto Lobato e Barbara Calache

GRI consulting
Daniel Thurler e Thatiele Moura

Project and Relationship Management
Ana Carolina de Souza Matsuzaki
e Taynah Capecci

Graphic design and layout
Sergio Almeida e Paula Mosti

Infographic
Henrique Assale

Translation
Stephen Wingrove

Photos
BRF Collection

brf